     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 1999


                                                      REGISTRATION NO. 333-72433

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                               AMENDMENT NO. 1 TO

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               LAUNCH MEDIA, INC.
              (EXACT NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

               DELAWARE                                 7375                                95-4463753
      (STATE OR JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)                IDENTIFICATION NO.)

                            2700 PENNSYLVANIA AVENUE
                         SANTA MONICA, CALIFORNIA 90404
                                 (310) 526-4300
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                                ROBERT D. ROBACK
                                   PRESIDENT
                               LAUNCH MEDIA, INC.
                            2700 PENNSYLVANIA AVENUE
                         SANTA MONICA, CALIFORNIA 90404
                                 (310) 526-4300
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   COPIES TO:

              JAMES M. KOSHLAND, ESQ.                            KENNETH L. GUERNSEY, ESQ.
              SCOTT M. STANTON, ESQ.                              CYDNEY S. POSNER, ESQ.
              WILLIAM A. RODONI, ESQ.                            MICHAEL W. HAUPTMAN, ESQ.
         GRAY CARY WARE & FREIDENRICH LLP                           COOLEY GODWARD LLP
                400 HAMILTON AVENUE                           ONE MARITIME PLAZA, 20TH FLOOR
         PALO ALTO, CALIFORNIA 94301-1825                     SAN FRANCISCO, CALIFORNIA 94111
                  (650) 328-6561                                      (415) 693-2000

                  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                       AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
SECURITIES TO BE REGISTERED                  REGISTERED(1)          SHARE(2)            PRICE(1)(2)      REGISTRATION FEE(3)
----------------------------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value).........       3,910,000             $14.00             $54,740,000            $15,218
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------



(1) Includes 510,000 shares that the underwriters have the option to purchase solely to cover over-allotments, if any.



(2) Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(c) promulgated under the Securities Act.



(3) $11,190 of this amount has been previously paid.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE CANNOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH AN OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED MARCH 31, 1999


PROSPECTUS


                                3,400,000 SHARES


                              [LAUNCH MEDIA LOGO]

                                  COMMON STOCK


    This is an initial public offering of common stock by Launch Media, Inc. We are selling 3,400,000 shares of common stock. Under an agreement between Launch and Sony Music Entertainment, Inc., Launch has agreed to sell to Sony at the initial public offering price shares in this offering having an aggregate purchase price of $1.0 million. The estimated initial public offering price is between $12.00 and $14.00 per share.


                           -------------------------

    There is currently no public market for the common stock. We have applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol LAUN.

                           -------------------------

                                                              PER SHARE         TOTAL
                                                              ---------         -----
Initial public offering price...............................  $                $
Underwriting discounts and commissions......................  $                $
Proceeds to Launch, before expenses.........................  $                $


     Launch has granted the underwriters an option for a period of 30 days to purchase up to 510,000 additional shares of common stock. The underwriters are severally underwriting the shares being offered on a firm commitment basis.


                           -------------------------

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                           -------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

HAMBRECHT & QUIST
       ALLEN & COMPANY INCORPORATED
               NATIONSBANC MONTGOMERY SECURITIES LLC

            , 1999

                                                                     FRONT COVER


                          Discover LAUNCH on broadband
                        Moving from CD-ROM to broadband


Our history producing the monthly LAUNCH on CD-ROM positions us to help the growing number of broadband users discover new music.


[Image from Launch on CD-ROM and consumer trials with MediaOne and @Home depicting the interior of the area known as "The Hang." Includes images of recording artist Canibus and Lee Jeans' advertising mascot Buddy Lee. Also depicts a sign providing access to more information about recording artists Barenaked Ladies and Natalie Inbruglia.]

[caption beneath photo] Currently on LAUNCH on CD-ROM and in trial with MediaOne and @Home.



[Image depicting view of launch.com through Roadrunner Beta Version. Incorporates browser window with advertisements for Time Warner Cable, HBO and Cyborgcasino.com. Also includes a still of a BackStreet Boys video.]

Roadrunner Beta Version


[Image from Launch on CD-ROM and consumer trials with MediaOne and @Home depicting an interactive advertisement for Surge. Includes images of young adults playing street hockey in an urban setting.]

                                    GATEFOLD


On LAUNCH.com, music fans find the latest breaking news, exclusive artist interviews, full-length music videos, free personalized home pages, user reviews and live chats.


[Image depicting view of launch.com through browser window. Incorporates banner advertisement for Lee Jeans and links to various music information on launch.com. Also includes image of and information about the rock band Bush.]

[Images from Launch video of recording artists Canibus and Johnny Lang as well as Alanis Morisette and No Doubt CD covers.]



                           The Destination For Music

LAUNCH.com combines personalized editorial content with access to a growing community of music fans.


[Image depicting view of launch.com through browser window. Incorporates advertisement for msn. Also includes image of recording artist Celine Dion and information about the Grammy Awards.]


Through strategic alliances with leading internet players, LAUNCH.com reaches over one million active music consumers.

[Images of logos for America Online, GO Network, Yahoo!, NBC.com and msn.]


[Image of a group of young adults from the Generation Y demographic group.]


[Image depicting view of launch.com through browser window. Incorporates advertisement for Nintendo. Also includes personalized music news, information and graphic for music videos on demand.]

Launch offers an interactive and engaging environment where leading brand marketers, such as Coca-Cola, Nintendo, Lee Jeans and Visa, can target their messages to an elusive audience that is making its early brand decisions.

[Image of Launch logo.]

LAUNCH(r)

launch.com. Discover New Music(TM)

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    7
Forward-Looking Statements..................................   22
Use of Proceeds.............................................   24
Dividend Policy.............................................   24
Capitalization..............................................   25
Dilution....................................................   26
Selected Financial Data.....................................   27
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   28
Business....................................................   43
Management..................................................   63
Certain Transactions........................................   71
Principal Stockholders......................................   74
Description of Capital Stock................................   78
Shares Eligible For Future Sale.............................   82
Underwriting................................................   83
Legal Matters...............................................   85
Experts.....................................................   85
Additional Information......................................   86
Index to Financial Statements...............................  F-1


                           -------------------------

     We maintain a worldwide Web site at www.launch.com. The reference to our worldwide Web address does not constitute incorporation by reference of the information contained at this site. LAUNCH and THE HANG are registered trademarks of Launch. "Discover New Music" and www.launch.com are also trademarks of Launch. All brand names and trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements, before making an investment decision.

                                     LAUNCH


     Launch is a digital media company focused on creating the premier destination for discovering new music. Leveraging the inherent advantages of digital media, Launch offers a compelling music discovery experience for consumers and provides a valuable marketing platform for record labels, artists, advertisers and merchants. Our content is designed to attract the valuable 12 to 34 year old audience, including the subset of that group that is part of the 5 to 20 year old group known as Generation Y. We deliver our content on the Internet at www.launch.com and on the monthly Launch on CD-ROM. As of March 1, 1999, launch.com had approximately 1.0 million registered users. MediaMatrix, Inc. reported that, in December 1998, launch.com reached 1.5% of all Internet users, approximately 849,000 unique users. As of March 1999, Launch on CD-ROM had approximately 265,000 subscribers.



     Music is one of the most popular forms of entertainment and a multi-billion dollar consumer industry. Consumers in the 10 to 34 age group purchased 62% of the music sold in the U.S. in 1997. According to Soundscan, Inc., more than 32,000 new albums were released in the U.S. in 1997, but fewer than 100 sold more than 500,000 copies. This same small group of titles accounted for 47% of new album sales in the U.S. in 1997, highlighting the significant ongoing challenge for the music industry to promote its new releases. Historically, the music industry and music consumers have looked to music media, such as MTV and radio, to serve as outlets for marketing and discovering new music. However, traditional music media have increasingly de-emphasized the introduction of new music in favor of programming strategies designed to aggregate the largest possible audience for advertisers. For individuals in the 12 to 34 age group, digital media such as the Internet are quickly becoming the media of choice. We believe a significant opportunity exists to create a music brand in digital media that serves as a single destination for the music consumer to discover new music, the music industry to market new releases and the advertising community to target a highly attractive demographic.


     We create engaging music content focused on both new and established artists, spanning almost all musical genres. We deliver personalized music content, such as music news, exclusive artist interviews and performances, concert reviews, music samples and music videos, to our members in an interactive format based on members' musical tastes and preferences. Launch works closely with many record labels, providing them an opportunity to market new music to a broad market that can be difficult to reach through traditional media. We have featured several of the biggest names in music, including Alanis Morissette, Smashing Pumpkins, R.E.M., Matchbox 20, Wyclef Jean, Seal and Jewel, and have introduced our audience to many new artists.

     We design our music content to appeal to consumers in the 12 to 34 age group because we believe that consumers in this group, and in particular those who are members of Generation Y, identify strongly with the music they like and value being the first to discover new music. We also believe that Generation Y has been a critical factor in driving the success of new major acts, such as the Spice Girls, Matchbox 20 and Hanson. Advertisers are beginning to realize, however, that traditional brand marketing and advertising techniques may be less effective in reaching this important group and are increasingly exploring new ways to attract this demographic.

     As part of our strategy to attract and retain registered members from our target audience, we have created a vibrant community of users who help each other discover new music by virtual word-of-mouth. Our music content encourages our members to engage in community activities, such as creating home pages, chatting online, listing friends and favorite artists, and developing online friendships with others sharing similar tastes. This user-generated content provides an additional source of music discovery and encourages regular, active participation in the community. We believe that members with strong ties to the community tend to spend significant amounts of time interacting with others and are less likely to switch to a different music site. We also believe that the growth of an active community based on personalized music tastes distinguishes launch.com from other music Web sites.


     Our objective is to establish Launch as the premier destination for discovering new music. Our strategy to achieve that objective is to attract and retain active music consumers with compelling music content and community features, thereby creating a valuable environment for advertisers, merchants and record labels to market their products to an elusive, critical audience. We intend to invest significant financial and management resources to pursue our strategy, and it is possible that, for competitive or other reasons, we will be unsuccessful.



RECENT EVENTS



     On February 28, 1999, we completed the acquisition of Musicvideos.com. As a result of this acquisition, we have significantly expanded our content by offering streaming music videos on launch.com. In addition, on March 24, 1999, we entered into an agreement with Sony Music to purchase SW Networks. SW Networks produces editorial content and news features focused primarily on music. SW Networks distributes this content for radio broadcast and Internet syndication. We intend to continue to distribute SW Networks' content to traditional media and to make this content available on launch.com. We believe that this acquisition will enhance the content available on launch.com, and that it will increase awareness of the Launch brand. As part of this acquisition transaction, Sony has agreed to purchase shares in this offering that have an aggregate purchase price of $1.0 million.



ABOUT US



     We incorporated in February 1994 as 2Way Media, Inc. and changed our name to Launch Media, Inc. in March 1998. Our headquarters are located at 2700 Pennsylvania Avenue, Santa Monica, California 90404, and our telephone number is
(310) 526-4300.

                                  THE OFFERING


Common stock offered by Launch...........    3,400,000 shares



Common stock to be outstanding after this
  offering...............................    12,428,592 shares(1)



Use of proceeds..........................    General corporate purposes,
                                             including sales and marketing,
                                             capital expenditures and working
                                             capital.


Risk factors.............................    For a discussion of certain risks
                                             you should consider before
                                             investing in the common stock, see
                                             "Risk Factors."

Proposed Nasdaq National Market symbol...    LAUN
---------------

(1) Outstanding share information includes 1,153,846 shares to be issued to Sony Music in connection with Launch's acquisition of SW Networks and 144,734 shares of common stock issuable to two of Launch's stockholders upon conversion of outstanding convertible notes which will occur upon completion of this offering, in both cases assuming that the initial public offering price is $13.00 per share. Outstanding share information excludes 1,389,305 shares subject to outstanding options and warrants at a weighted average exercise price of $3.02 per share and 448,437 shares issuable upon exercise of outstanding warrants at an exercise price equal to the lower of the per share proceeds to Launch from the sale of the common stock offered hereby or $22.95 per share. Unless otherwise indicated, all information in the prospectus relating to outstanding shares of Launch common stock or options or warrants to purchase Launch common stock is based upon information as of February 28, 1999. See "Capitalization."


                           -------------------------


     Unless otherwise noted, the information in this prospectus assumes (a) completion of a 1-for-5 reverse stock split effected in March 1999, (b) conversion of all outstanding shares of Launch's preferred stock into an equal number of shares of common stock, which will occur automatically upon completion of this offering, (c) conversion of outstanding convertible notes into shares of common stock which will occur automatically upon completion of this offering and
(d) no exercise of the underwriters' over-allotment option. See "Certain Transactions." Additionally, unless otherwise noted, the information in this prospectus, other than historical financial information, reflects the acquisition of Musicvideos.com in February 1999 and assumes completion of the SW Networks acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Events" for a more complete description of the terms of the Musicvideos.com and SW Networks acquisitions.

     The selected historical financial data presented below are derived from the financial statements of Launch at the end of this prospectus. The financial statements for each of the years in the three-year period ended December 31, 1998 have been audited by PricewaterhouseCoopers LLP, independent accountants. The pro forma data summarized below give effect to (a) the conversion of all outstanding shares of Launch's preferred stock into an equal number of shares of common stock, which will occur automatically upon completion of this offering,
(b) the Musicvideos.com acquisition, (c) the SW Networks acquisition and (d) the conversion of outstanding convertible notes into shares of common stock, which will occur automatically upon completion of this offering. The pro forma as adjusted balance sheet data summarized below reflects the application of the estimated net proceeds from the sale of the 3,400,000 shares of common stock offered hereby at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.


                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                      YEAR ENDED DECEMBER 31,            PRO FORMA
                                   ------------------------------       YEAR ENDED
                                    1996       1997        1998      DECEMBER 31, 1998
                                   -------    -------    --------    -----------------
                                                                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
   Revenues......................  $ 1,375    $ 3,137    $  5,014        $  9,356
   Loss from operations..........   (4,653)    (6,675)    (13,804)        (23,399)
   Net loss......................  $(4,488)   $(6,692)   $(13,419)       $(23,016)
   Basic and diluted net loss per
      share(1)...................  $ (5.37)   $ (7.89)   $ (16.36)       $  (2.80)
   Shares used in per share
      calculation(1).............      920        925         934           8,209



                                                             DECEMBER 31, 1998
                                                     ----------------------------------
                                                                             PRO FORMA
                                                      ACTUAL    PRO FORMA   AS ADJUSTED
                                                     --------   ---------   -----------
BALANCE SHEET DATA:
   Cash, cash equivalents and short-term
      investments..................................  $  6,728    $ 7,935      $48,141
   Working capital.................................     4,366      5,590       45,796
   Intangible assets...............................     2,404     25,017       25,017
   Total assets....................................    13,164     38,727       78,933
   Long-term obligations, net of current portion...       639        668          668
   Mandatory redeemable convertible preferred
      stock........................................    36,707         --           --
   Total stockholders' equity (deficit)............   (27,827)    34,316       74,522


------------------------

(1) See note 2 of notes to financial statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

                                  RISK FACTORS

     You should consider carefully the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also materially adversely affect our business and financial condition in the future. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.


WE HAVE A LIMITED OPERATING HISTORY THAT MAKES AN EVALUATION OF OUR BUSINESS
     DIFFICULT



     We incorporated in February 1994 and published the first issue of Launch on CD-ROM in May 1995. We first made launch.com available over the Internet in October 1997. Because we have a limited operating history, you must consider the risks and difficulties frequently encountered by early-stage companies such as Launch in new and rapidly evolving markets, including the market for advertising on the Internet and other digital media. Historically, Launch on CD-ROM has accounted for the majority of Launch's audience. Accordingly, Launch has derived its revenues principally from advertising sales against the Launch on CD-ROM audience and, to a lesser extent, from subscriptions for Launch on CD-ROM. Any future growth in our business will depend substantially upon our ability to meet the challenges described in the risk factors below.



WE HAVE A HISTORY OF LOSSES AND ANTICIPATE INCREASED LOSSES



     We incurred net losses of $4.5 million in 1996, $6.7 million in 1997 and $13.4 million in 1998. As of December 31, 1998, our accumulated deficit was $27.6 million. We have not achieved profitability and expect to incur operating losses for the foreseeable future. We expect these operating losses to increase for at least the next year. We will need to generate significant revenues to achieve and maintain profitability, and we cannot assure you that we will be able to do so. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or an annual basis in the future. If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, our financial performance will likely be adversely affected. See "Selected Financial Data."



OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND MAY CAUSE OUR STOCK PRICE TO
     FLUCTUATE



     Our future revenues and operating results are likely to vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our operating results will be below the expectations of public market analysts and investors. In this event, the price of our common stock will likely decline. Factors which may cause our revenues and operating results to fluctuate include the following:


     - our ability to attract and retain advertisers;

     - our ability to attract and retain our audience;

     - new Web sites, services or products introduced by us or by our competitors;

     - the timing and uncertainty of sales cycles;

     - mix of online advertisements sold;

     - seasonal declines in advertising sales, which typically occur in the first and third calendar quarters;

     - the level of Web and online services usage;


     - our ability to successfully integrate operations and technologies from acquisitions or other business combinations;


     - technical difficulties or system downtime affecting the Internet generally or the operation of launch.com; and

     - general economic conditions, as well as economic conditions specific to digital media and the music industry.


     To attract and retain a larger audience, we plan to significantly increase our expenditures for sales and marketing, content development, and technology and infrastructure development. Many of these expenditures are planned or committed in advance in anticipation of future revenues. Because advertising orders are typically short term and subject to cancellation without penalty until shortly before the advertisement runs, our quarterly operating results are difficult to forecast. If our revenues in a particular quarter are lower than we anticipate, we may be unable to reduce spending in that quarter. As a result, any shortfall in revenues would likely adversely affect our quarterly operating results.



WE MUST INCREASE ADVERTISING SALES TO GROW OUR BUSINESS


     Our revenues for the foreseeable future will depend substantially on sales of advertising. In 1997, advertising sales accounted for 59.3% of our net revenues, and in 1998 they accounted for 60.6% of our net revenues. If we do not increase advertising revenues, our business may not grow or survive. Increasing our advertising revenues depends upon many factors, including our ability to do the following:

     - conduct successful selling and marketing efforts aimed at advertisers;

     - increase the size of the launch.com audience;

     - increase the amount of revenues per advertisement;

     - aggregate our target demographic group of 12 to 34 year old active music consumers, and, in particular, the Generation Y segment of this group;

     - increase awareness of the Launch brand among advertisers;

     - target advertisements to appropriate segments of our audience;

     - make Launch available through evolving broadband distribution channels;
       and

     - accurately measure the size and demographic characteristics of our audience.

Our failure to achieve one or more of these objectives could adversely affect our business.


     Our revenues for the foreseeable future will be substantially dependent on advertising and sponsorships. Advertising revenues are difficult to forecast, especially because the market for advertising on digital media has emerged relatively recently. In 1998, we derived 26.8% of our net revenues from advertising barter transactions. We have historically entered into barter transactions with advertisers that we do not believe would pay cash for such advertisements. We expect to substantially reduce both the dollar volume and frequency of such transactions in future periods. Further, advertising orders are typically short term and subject to cancellation without penalty until shortly before the advertisement runs. In each quarterly period, we derive a significant portion of our revenues from sales of advertising to a limited number of customers. Accordingly, the loss of a key advertising relationship or the cancellation or deferral of even a limited number of orders could adversely affect our quarterly performance.



SALES CYCLES VARY FOR ADVERTISING AND MAY CAUSE OUR OPERATING RESULTS TO
FLUCTUATE



     Our dependence on advertising subjects us to additional risks because the sales cycles for these sales vary significantly. The time between the date of initial contact with a potential advertiser or sponsor and receipt of a purchase order from the advertiser may range from as little as six weeks to up to nine months. During these sales cycles, we may expend substantial funds and management resources but not obtain advertising revenues. Therefore, if these sales are delayed or do not otherwise occur, our operating results for a particular period may be adversely affected.


     Advertising sales are subject to delays over which we have little or no control, including the following:

     - advertisers' budgetary constraints;

     - internal acceptance reviews by advertisers and their agencies;

     - the timing of completion of advertisements by advertisers; and

     - the possibility of cancellation or delay of projects by advertisers or sponsors.


WE MUST INCREASE THE SIZE OF OUR AUDIENCE TO ATTRACT ADVERTISERS AND STRATEGIC


  ALLIANCES



     Increasing the size of our audience is critical to selling advertising and to increasing our revenues. If we cannot increase the size of our audience, then we may be unable to attract new or retain existing advertisers. In addition, we may be at a relative disadvantage to other digital media companies with larger audiences who may be able to leverage their audience to access more advertisers and significant strategic alliances. To attract and retain our audience, we must do the following:


     - continue to offer compelling music content;

     - encourage our users to become part of our community;

     - conduct effective marketing campaigns to acquire new members;

     - develop new and maintain existing distribution relationships with other Web sites;

     - update and enhance the features of launch.com;

     - increase awareness of the Launch brand;

     - make Launch available through broadband distribution channels as they achieve widespread consumer acceptance; and

     - offer targeted, relevant products and services.

Our failure to achieve one or more of these objectives could adversely affect our business, and we cannot assure you that we will be successful in these efforts.

     A significant element of our strategy is to build a loyal community of registered members on launch.com because we believe community features help retain actively engaged users. The concept of developing such a community on the Web is unproven, and if it is not successful, then it may be more difficult to increase the size of our audience.

     We also depend on establishing and maintaining distribution relationships with high-traffic Web sites to increase our audience. There is intense competition for placements on these sites, and we may not be able to enter into such relationships on commercially reasonable terms or at all. Even if we enter into distribution relationships with these Web sites, they themselves may not attract significant numbers of users. Therefore, launch.com may not obtain additional users from these relationships. Moreover, we have paid in the past, and may pay in the future, significant fees to establish these relationships.

     We also intend to increase our financial expenditures on marketing the Launch brand because we believe brand awareness will be critical to increasing our audience, especially because there are few barriers to entry for Internet businesses. If we do not increase our revenues as a result of our branding and other marketing efforts or if we otherwise fail to promote our brand successfully, our business could be adversely affected.


WE NEED TO CONTINUE TO DEVELOP COMPELLING CONTENT TO ATTRACT OUR TARGET AUDIENCE



     Our future success depends on our ability to continue to develop content that is interesting and engaging to our target audience. If our audience determines that our content does not reflect its tastes, then our audience size could decrease or the demographic characteristics of our audience could change. Either of these results would adversely affect our ability to attract advertisers. Our ability to develop compelling content depends on several factors, including the following:


     - quality of our editorial staff;

     - technical expertise of our production staff;

     - access to recording artists; and

     - access to content controlled by record labels, publishers and artists.


Further, consumer tastes change, particularly those of Generation Y, and we may be unable to react to those changes effectively or in a timely manner.



WE DEPEND ON THE MUSIC INDUSTRY FOR OUR CONTENT


     Because much of our content, including recording artist interviews, audio and video performances and music, are provided to us by record labels and artists at minimal or no charge, we depend on our good relations with record labels and artists to offer compelling content. We have no long-term contracts with any of the record labels or artists, and we cannot assure you that they will continue to make their content available to us on reasonable terms or at all. If record labels, music publishers or artists charge significant fees for their content or discontinue their relationships with us, then our content offering could be adversely affected.


WE NEED NEW DISTRIBUTION TECHNOLOGIES TO INCREASE ACCESSIBILITY OF OUR CONTENT



     To experience the full extent of our high-quality audio and full-motion video content, consumers must access such content either from a CD-ROM, DVD-ROM or over a high-bandwidth connection, such as cable or direct subscriber line modem or satellite data broadcast. If such broadband distribution networks do not achieve widespread consumer acceptance, we may be unable to effectively distribute our audio and video content in its most compelling format. We cannot assure you that broadband distribution networks will ever achieve consumer acceptance, and if they do not, our growth may be limited.



WE DEPEND ON A LIMITED NUMBER OF ADVERTISERS, AND THE LOSS OF A NUMBER OF THESE


     ADVERTISERS COULD ADVERSELY AFFECT OUR OPERATING RESULTS


     Historically, a limited number of advertisers has accounted for a significant percentage of our revenues. Although no advertiser accounted for more than 10% of total net revenues in 1998, our four largest advertisers accounted for 23.5% of total net revenues. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of advertisers. In addition, particularly because few advertisers are contractually obligated to purchase any advertising in the future, we anticipate that the mix of advertisers in each fiscal period will continue to vary. In order to increase our revenues, we will need to attract additional significant advertisers on an ongoing basis. Our failure to sell a sufficient number of advertisements or to engage a sufficient number of advertisers during a particular period could adversely affect our results of operations.


WE MUST MAINTAIN AND ESTABLISH STRATEGIC ALLIANCES TO INCREASE OUR AUDIENCE AND


     ENHANCE OUR BUSINESS



     In an attempt to increase audience, build brand recognition and enhance content, distribution and commerce opportunities, we have entered into strategic alliances with various media and Internet-related companies such as NBC Multimedia, Inc., America Online, Inc., Microsoft Corporation, Snap! LLC and Infoseek Corporation (Go Network). Our failure to maintain or renew our existing strategic alliances or to establish and capitalize on new strategic alliances could have an adverse affect on our business. Our future success depends to a significant extent upon the success of such alliances. Occasionally, we enter into agreements with strategic partners that may prohibit us from entering into similar arrangements with competitors of our strategic partners. Such exclusivity provisions may limit our ability to enter into favorable arrangements with complementary businesses and thereby limit our growth. We cannot assure you that we will achieve the strategic objectives of these alliances, that any party to a strategic alliance agreement with Launch will perform its obligations as agreed upon or that such agreements will be specifically enforceable by Launch. In addition, some of our strategic alliances are short term in nature and may be terminated by either party on short notice.

COMPETITION AMONG MEDIA AND OTHER COMPANIES FOCUSED ON MUSIC IS INTENSE



     Competition among media companies seeking to attract the active music consumer is intense. Increased competition could result in advertising price reduction, reduced margins or loss of market share, any of which could adversely affect our business. Traditional media companies, such as television broadcasters, magazine publishers and radio stations, are constantly refining their content and strategies to increase their audiences and advertising revenues. Further, the number of Web sites competing for the attention and spending of members, users and advertisers has increased, and we expect it to continue to increase, particularly because there are so few barriers to entry on the Web. We compete for members, users and advertisers with the following types of companies:


     - publishers and distributors of traditional media, such as television, radio and print, including MTV, CMT, Rolling Stone and Spin, and their Internet affiliates;


     - online services and Web sites, including those targeted at music consumers, such as SonicNet, mp3.com and UBL;


     - Web retrieval and other Web "portal" companies, such as Excite, Inc., Infoseek Corporation, Lycos, Inc. and Yahoo! Inc.; and

     - online music retailers, such as CDNow, Inc. and Amazon.com, Inc.


     Because we compete for advertisers with traditional advertising media, our business could be adversely affected if advertisers do not view digital media as effective for advertising. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including the following:


     - larger audiences;

     - larger technical, production and editorial staffs;

     - greater name recognition;

     - better access to content;

     - more established Internet presence;

     - larger advertiser bases; and

     - substantially greater financial, marketing, technical and other resources.

If we do not compete effectively or if we experience any pricing pressures, reduced margins or loss of market share resulting from increased competition, our business could be adversely affected.


THE LOSS OF ANY KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS



     Our future success depends to a significant extent on the continued services of our senior management and other key personnel, and particularly David B. Goldberg, Launch's chief executive officer, and Robert D. Roback, Launch's president. The loss of either of these individuals or certain other key employees would likely have an adverse effect on our business. We have an employment agreement with only one of our executive officers, and we do not anticipate that other executive officers or key personnel will enter into employment agreements. We expect that we will need to hire additional personnel in all areas during 1999. Competition for personnel throughout our industry is intense. We may be unable to retain our current key employees or attract, integrate or retain other highly qualified employees in the future. We have in the past experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business could be adversely affected.


OUR GROWTH IN OPERATIONS IS PLACING A STRAIN ON OUR RESOURCES


     We have experienced and are currently experiencing a period of significant growth in our operations. This growth has placed, and our anticipated future growth in our operations will continue to place, a significant strain on our resources. As part of this growth, we will have to implement new operational systems and procedures and controls to expand, train and manage our employee base and to maintain close coordination among our technical, accounting, finance, marketing, sales and production staffs. We will also need to continue to attract, retain and integrate personnel in all aspects of our operations. To the extent we acquire new businesses, we will also need to integrate new operations, technologies and personnel. Failure to manage our growth effectively could adversely affect our business.


ACCEPTANCE AND EFFECTIVENESS OF DIGITAL MEDIA FOR ADVERTISING ARE UNPROVEN,
WHICH


     DISCOURAGES SOME ADVERTISERS FROM ADVERTISING ON LAUNCH



     Our future is highly dependent on an increase in the use of the Internet and other forms of digital media for advertising. If the Internet advertising market fails to develop or develops more slowly than we expect, then our business could be adversely affected. Moreover, the market for advertising on other forms of digital media, such as broadband distribution, is even less developed than Internet advertising, and if that market does not develop, then our growth may be limited.



     The Internet advertising market is new and rapidly evolving, and we cannot yet gauge the effectiveness of advertising on the Internet as compared to traditional media. As a result, demand for Internet advertising is uncertain. Many advertisers have little or no experience using the Internet for advertising purposes. The adoption of Internet advertising, particularly by companies that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Such customers may find advertising on the Internet to be undesirable or less effective for promoting their products and services relative to traditional advertising media.


     Different pricing models are used to sell Internet advertising. It is difficult to predict which, if any, will emerge as the industry standard. This uncertainty makes it difficult to project our future advertising rates and revenues. Any failure to adapt to pricing models that develop or respond to competitive pressures could adversely affect our advertising revenues. Moreover, "filter" software programs that limit or prevent advertising from being delivered to an Internet user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising.

TRACKING AND MEASUREMENT STANDARDS FOR ADVERTISING ARE EVOLVING AND CREATE


     UNCERTAINTY ABOUT THE VIABILITY OF OUR BUSINESS MODEL



     There are currently no standards for the measurement of the effectiveness of advertising on the Internet and other digital media, and the industry may need to develop standard measurements. The absence or insufficiency of these standards could adversely impact our ability to attract and retain advertisers. We cannot assure you that such standard measurements will develop. In addition, currently available software programs that track Internet usage and other tracking methodologies are rapidly evolving. We cannot assure you that the development of such software or other methodologies will keep pace with our information needs, particularly to support the growing needs of our internal business requirements and advertising clients.


     It is important to our advertisers that we accurately measure the demographics of our user base and the delivery of advertisements on our Web site. We depend on third parties to provide certain of these measurement services. If they are unable to provide these services in the future, we would need to perform them ourselves or obtain them from another provider, if available. This could cause us to incur additional costs or cause interruptions in our business during the time we are replacing these services. Companies may choose to not advertise on Launch or may pay less for advertising if they do not perceive our measurements or measurements made by third parties to be reliable.


WE MAY HAVE LIABILITY FOR INFORMATION RETRIEVED FROM THE WEB


     Because users of our Web site may distribute our content to others, third parties might sue us for defamation, negligence, copyright or trademark infringement or other matters. These types of claims have been brought, sometimes successfully, against online services in the past. Others could also sue us for the content that is accessible from our Web sites through links to other Web sites or through content and materials that may be posted by launch.com members. Such claims might include, among others, that by directly or indirectly hosting the personal Web sites of third parties, we are liable for copyright or trademark infringement or other wrongful actions by such third parties through such Web sites. It is also possible that if any third-party content information provided on launch.com contains errors, third parties could make claims against us for losses incurred in reliance on such information.

     We may also enter into agreements that entitle us to receive a share of revenue from the purchase of goods and services through direct links from our Web sites to their Web sites. Such arrangements may subject us to additional claims, including potential liabilities to consumers of such products and services, based on the access we provide to such products or services, even if we do not provide such products or services ourselves. While our agreements with these parties may provide that we will be indemnified against such liabilities, such indemnification, if available, may not be adequate. Our insurance may not adequately protect us against these types of claims and even to the extent that such claims do not result in liability, we could incur significant costs in investigating and defending against such claims.

WE EXPECT TO MAKE ACQUISITIONS WHICH MAY DILUTE OUR STOCKHOLDERS' INTERESTS IN


     LAUNCH



     As part of our business strategy, we expect to review acquisition prospects that would complement our current content offerings, increase our market share or otherwise offer growth opportunities. Such acquisitions could cause our operating results or the price of our common stock to decline. To date, we have had limited experience in these types of transactions. While we have no current agreements or commitments with respect to any such acquisitions, other than the pending acquisition of SW Networks, we may acquire businesses, products or technologies in the future. Because business acquisitions typically involve significant amounts of intangible assets, future operating results may be adversely affected by amortization of intangible assets acquired. In the event of such future acquisitions or business combinations, we could do the following:


     - issue equity securities that would dilute current stockholders' percentage ownership in us;

     - incur substantial debt; or

     - assume contingent liabilities.


WE MAY BE UNABLE TO EFFECTIVELY INTEGRATE MUSICVIDEOS.COM, SW NETWORKS OR OTHER


     BUSINESSES WE MAY ACQUIRE IN THE FUTURE


     Acquisitions and business combinations entail numerous operational risks, including the following:

     - difficulties in the assimilation of acquired operations, technologies or products;

     - diversion of management's attention from other business concerns;

     - risks of entering markets in which we have no or limited experience; and

     - potential loss of key employees of acquired organizations.

We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could damage our business.


     We may not be able to effectively integrate the operations of acquired businesses with its ongoing operations. Such failure could harm our business by diverting management and other resources. Further, the personnel of acquired businesses may elect not to continue with Launch after completion of any acquisition, which could diminish the value of any acquisition. In that regard, we cannot assure you that the personnel of Musicvideos.com or of SW Networks will continue as employees of Launch.



     The acquisition of SW Networks from Sony Music poses risks because continuation of the SW Networks business requires us to integrate our content development operations with those of SW Networks. Content developed by SW Networks after the acquisition will be sold, in part, to radio stations throughout the United States, and we have not previously sold content to traditional media. As compensation for providing content to radio stations, we will typically receive either on-air inventory of radio advertisements or direct cash payments. To the extent that radio stations pay for our content with radio advertisement inventory, we intend to continue SW Networks' practice of selling the majority of this inventory to traditional radio advertisers. Selling radio advertising is highly competitive. We will depend on Global Media, a third-party advertising agency, to sell a majority of its radio advertisement inventory. We will compete for traditional media advertising sales with national radio networks and syndicators. National radio networks typically have larger and more established sales organizations as compared to Launch. We cannot assure you that Global Media will effectively sell our inventory of radio advertisements. In addition, the competitive pressures of traditional media advertising sales may adversely affect our business.



WE MAY NEED ADDITIONAL FINANCING TO ACHIEVE OUR BUSINESS OBJECTIVES


     We currently anticipate that our available cash resources, combined with the net proceeds from this offering, will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the 12 months following the date of this prospectus.


     If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our then-current stockholders will be reduced, and such securities may have rights, preferences or privileges senior to those of such stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited. This limitation could adversely affect our business.



     We may need to raise additional funds in order to do the following:



     - fund more rapid expansion;



     - develop new or enhance existing services or products;



     - fund distribution relationships;



     - respond to competitive pressures; or



     - acquire complementary products, businesses or technologies.



     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a discussion of our working capital and capital expenditures.



IF THE USE OF DIGITAL MEDIA, INCLUDING THE INTERNET, DOES NOT CONTINUE TO GROW, OUR


     MARKET MAY NOT DEVELOP ADEQUATELY


     Our market is new and rapidly evolving. If usage of digital media, and in particular the Internet, does not continue to grow, our business will be adversely affected. A number of factors may inhibit such usage, including, but not limited to the following:

     - inadequate network infrastructure;


     - security concerns;



     - inconsistent quality of service; and



     - limited availability of cost-effective, high-speed access.

     Even if digital media usage grows, the infrastructure necessary for such growth may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. In addition, Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, digital media and, in particular, Internet usage, as well as the usage of launch.com, could grow more slowly than we expect or even decline.


WE NEED TO ADAPT TO RAPID TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE


     Our market is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The recent growth of digital media, and in particular, the Internet, and intense competition in our industry exacerbate these market characteristics. To achieve our goals, we need to effectively integrate the various software programs and tools required to enhance and improve our product offerings and manage our business. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our products and services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, new enhancements must meet the requirements of our current and prospective users and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our service or infrastructures or adapt our technology to respond to these changes.


GOVERNMENTAL REGULATION OF THE WEB MAY RESTRICT OUR BUSINESS


     There are currently few laws or regulations that specifically regulate communications or commerce on the Web. Laws and regulations may be adopted in the future, however, that address issues such as user privacy, pricing, and the characteristics and quality of products and services. For example, the Telecommunications Act sought to prohibit transmitting certain types of information and content over the Web. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. Any imposition of access fees could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Web. Any new laws or regulations relating to the Web could adversely affect our business.


OUR SYSTEMS MAY FAIL OR LIMIT USER TRAFFIC



     Substantially all of our launch.com communications hardware and computer hardware operations are located at Exodus Communications, Inc.'s facilities in Irvine, California. Exodus provides Web site hosting services. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and cause interruptions in our services. Computer viruses, electronic break-ins or other similar disruptive problems could result in reductions or termination of our services by our customers or otherwise adversely affect our Web site. Our business could be adversely affected if our systems were affected by any of these occurrences. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. We do not presently have any backup systems or a formal disaster recovery plan.

     Our Web site must be able to accommodate a high volume of traffic and deliver frequently updated information. Our Web site has experienced in the past and may in the future experience slower response times or decreased traffic for a variety of reasons. In addition, our users depend on Internet service providers, online service providers and other Web site operators for access to our Web site. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet network infrastructure may not be able to support continued growth. Any of these problems could adversely affect our business.


WE MAY BE SUBJECT TO LIABILITY FOR MISUSE OF USERS' PRIVATE INFORMATION



     Our privacy policy provides that we will not willfully disclose any individually identifiable information about any user to a third party without the user's consent unless required by law. This policy is displayed to users of our personalized services when they initially register and is easily accessible on launch.com. Despite this policy, however, if third persons were able to penetrate our network security or otherwise misappropriate our users' personal information or credit card information, we could be subject to liability. We also rely on a third-party provider for our e-commerce services. If we experience service problems with our e-commerce transactions, we could also be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. It could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation. In addition, the Federal Trade Commission, the European Union and certain state and local authorities have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if these authorities choose to investigate our privacy practices.


     Like most Web sites, we typically place certain information commonly referred to as cookies on a user's hard drive without the user's knowledge or consent. We use cookies for a variety of reasons, including enabling us to limit the frequency with which a user is shown a particular advertisement. Certain currently available Internet browsers allow users to modify their browser settings to remove cookies at anytime or to prevent cookies from being stored on their hard drives. In addition, some Internet commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. Any reduction or limitation in the use of cookies could limit the effectiveness of this technology.


WEB SECURITY CONCERNS COULD HINDER E-COMMERCE


     A significant barrier to e-commerce and communications over the Internet has been the need for secure transmission of confidential information. Internet usage may not increase at the rate we expect unless some of these concerns are adequately addressed and found acceptable by the market. Internet usage could also decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. Any such protections may not be available at a reasonable price or at all. If a third person were able to misappropriate our users' personal information, users could sue us or bring claims against us.


WE DEPEND UPON INTELLECTUAL PROPERTY RIGHTS AND LICENSED MATERIAL



     A significant portion of the music content available on Launch is licensed from publishers, record labels and artists. We frequently either do not have written contracts or have short-term contracts with copyright owners, and, accordingly, our access to copyrighted content depends upon the willingness of such parties to continue to make their content available. Further, the parties who license material to us may face increasing costs to develop or acquire that material as a result of evolving laws regarding intellectual property, and these licensors may pass any such additional costs on to us. If the fees for music content increase substantially or if significant music content becomes unavailable, our ability to offer music content could be materially limited. We currently use certain content without first obtaining a license because we believe that a license is not required under existing law. However, this area of law remains uncertain and may not be resolved for a number of years. When this area of law is resolved, we may be required to obtain licenses for such content. Licenses may not be available on reasonable terms, if at all. Any limit on our content offering could adversely affect our business.



     Copyrighted material that Launch develops internally, as well as trademarks relating to the Launch brand and other proprietary rights, are important to our success and our competitive position. We seek to protect our copyrights, trademarks and other proprietary rights, but these actions may be inadequate. Launch has trademark applications pending in several jurisdictions, but we cannot guarantee that we will be able to register our trademarks in all jurisdictions in which we intend to do business. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our proprietary information. We cannot assure you that the steps we have taken will prevent misappropriation of our proprietary rights, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. If third parties were to use or otherwise misappropriate our copyrighted materials, trademarks or other proprietary rights without our consent or approval, our competitive position could be harmed, or we could become involved in litigation to enforce our rights.



     In addition, we rely on a third party to provide services enabling our e-commerce transactions. We could become subject to infringement actions by third parties based upon our use of intellectual property provided by our third-party provider. There is no provision for indemnification of Launch by the third-party provider. It is also possible that we could become subject to infringement actions based upon the content licensed from third parties. Any such claims or disputes could subject us to costly litigation and the diversion of our financial resources and technical and management personnel. Further, if our efforts to enforce our intellectual property rights are unsuccessful or if claims by third parties against Launch are successful, we may be required to change our trademarks, alter the content and pay financial damages. We cannot assure you that such changes of trademarks, alteration of content or payment of financial damages will not adversely affect our business.


IMPOSITION OF SALES AND OTHER TAXES ON E-COMMERCE TRANSACTIONS MAY HINDER E-COMMERCE


     Launch generally does not collect sales or other taxes in respect of goods sold to users on launch.com. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies, such as Launch, which engage in or facilitate online commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect our opportunity to derive financial benefit from electronic commerce. Moreover, if any state or foreign country were to successfully assert that Launch should collect sales or other taxes on the exchange of merchandise on its system, our results of operations could be adversely affected.

     Legislation limiting the ability of states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. We cannot assure you that this legislation will ultimately become law or that the tax moratorium in the final version of this legislation will be ongoing. Failure to enact or renew this legislation, once enacted, could allow various states to impose taxes on Internet-based commerce, which could adversely affect our business.


YEAR 2000 COMPLIANCE ISSUES COULD ADVERSELY AFFECT OUR BUSINESS



     Launch may discover Year 2000 compliance problems in its systems that will require substantial revision. The failure of Launch to fix or replace its systems on a timely basis could have a material adverse effect on Launch's business. In addition, governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of Launch's control may not be Year 2000 compliant. Failure of third parties to be Year 2000 compliant could also prevent Launch from publishing its content, decrease the use of the Internet or prevent users from accessing launch.com, which could have a material adverse effect on Launch's business. The failure by Launch's advertisers to be Year 2000 compliant could cause them to defer or cancel advertisements scheduled to appear in the Launch media properties, which could adversely affect Launch's operating results.



EXECUTIVE OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS OF LAUNCH WILL CONTROL
   59.2% OF


   OUR COMMON STOCK



     After this offering, executive officers, directors and holders of 5% or more of the outstanding Launch common stock will, in the aggregate, beneficially own approximately 59.2% of our outstanding common stock. These stockholders would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control of Launch and may make some transactions more difficult or impossible without the support of these stockholders.

BECAUSE OUR SHARES HAVE NOT BEEN PUBLICLY TRADED BEFORE THIS OFFERING, THE
INITIAL


     PUBLIC OFFERING PRICE MAY NOT ACCURATELY REFLECT THE TRADING PRICE OF OUR STOCK


     There has not previously been a public market for our common stock. We cannot predict the extent to which investor interest in Launch will lead to the development of a permanent trading market or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the Underwriters and may not be indicative of prices that will prevail in the trading market.


OUR STOCK PRICE MAY BE VOLATILE



     The stock market has experienced significant price and volume fluctuations and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. Investors may not be able to resell their shares at or above the initial public offering price.


     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources.


SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD CAUSE
OUR


     STOCK PRICE TO DECLINE



     If our stockholders, option holders or warrant holders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. Sales in the public market also might make it more difficult for us to sell our securities in the future at an appropriate time and price. The number of shares of common stock available for sale in the public market is limited by legal and contractual restrictions. Holders of approximately 99% of Launch's stock have agreed that they will not sell, pledge or otherwise dispose of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Hambrecht & Quist LLC. Hambrecht & Quist LLC may, in its sole discretion, release some or all of the common stock from the restrictions of the lockup agreements before the end of the 180-day period. After this offering, based upon shares outstanding as of February 28, 1999, we will have outstanding 12,428,592 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after February 28, 1999. Of these shares, the 3,400,000 shares sold in this offering will be freely tradable unless they are purchased by persons subject to contractual or legal restrictions prohibiting resale. Of the remaining shares,



     (a) 22,839 shares sold to certain employees of Launch may not be transferred for two years after the closing of this offering without the approval of Launch's board of directors,



     (b) 7,653,418 are subject to the lock-up agreements and will become eligible for resale 180 days after the date of this offering or earlier with the written consent of Hambrecht & Quist and

     (c) 469,394 shares will be eligible for resale in the public market beginning on the date of this prospectus.



     On or before the 180th day following the date of this prospectus, we intend to register under federal securities laws an additional 276,094 shares of common stock previously issued or reserved for issuance under our employee stock plans.



INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE DILUTION



     The initial public offering price is expected to be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Accordingly, purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $9.02 in net tangible book value per share, or approximately 69.4% of the assumed offering price of $13.00 per share. In contrast, existing stockholders paid an average price of $6.92 per share. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants.



MANAGEMENT WILL HAVE BROAD DISCRETION IN USE OF PROCEEDS



     We intend to use the net proceeds from the sale of the common stock offered hereby principally for the following purposes:



     - expansion of sales and marketing;



     - brand promotion;



     - working capital;



     - content development;



     - expansion of our offices; and



     - possible acquisitions.



     Accordingly, management will have significant flexibility in applying the net proceeds of this offering. Until the proceeds are needed, we plan to invest them in investment-grade, interest-bearing securities. The failure of management to apply such funds effectively could adversely affect our business and financial condition.



OUR CHARTER DOCUMENTS CONTAIN CERTAIN ANTI-TAKEOVER PROVISIONS WHICH MAY
     DISCOURAGE TAKEOVER ATTEMPTS



     Certain provisions of our certificate of incorporation and our bylaws will specify certain procedures for nominating directors and submitting proposals for consideration at stockholder meetings. These provisions and Delaware General Corporation Law could discourage or delay potential acquisition or other change of control proposals that could involve a premium stock price or other benefits to our stockholders. These provisions may also prevent changes in the management of Launch. See "Description of Capital Stock."


                           FORWARD-LOOKING STATEMENTS


     This prospectus contains "forward-looking statements," which may include the following:



     - Launch's business strategy;

     - timing of and plans for the introduction or phase-out of products, services, enhancements;



     - plans for hiring additional personnel;



     - entering into strategic alliances; and



     - the adequacy of anticipated sources of funds, including the proceeds from this offering, to fund our operations for at least the 12 months following the date of this prospectus.



Other statements about our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts may also be forward-looking statements. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus. Launch assumes no obligation to update any forward-looking statements.

                                USE OF PROCEEDS


     Launch will receive net proceeds of $40,206,000 from the sale of the 3,400,000 shares of common stock in the offering, after deducting estimated offering expenses of $900,000 and estimated underwriting discounts and commissions, at an assumed initial public offering price of $13.00 per share. If the underwriters exercise their over-allotment option in full, Launch will receive net proceeds of $46,371,900, after deducting estimated expenses of $900,000 and estimated underwriting discounts and commissions.



     In the 12 months following this offering, we intend to use approximately $23.0 million of the net proceeds for expansion of sales and marketing, including brand promotion, approximately $10.0 million for content and product development and the remainder for general corporate purposes, including approximately $1.0 million for capital expenditures. The amounts actually expended for such purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We currently have no agreements or commitments with respect to any such acquisition, other than our pending acquisition of SW Networks. Pending such uses, we intend to invest the net proceeds of the offering in investment-grade, interest-bearing securities.


                                DIVIDEND POLICY

     We have never declared or paid cash dividends. We intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1998:

     - on an actual basis;


     - on a pro forma basis to reflect (a) the issuance of 875,556 shares of common stock in connection with the acquisition of Musicvideos.com, (b) the issuance of shares of common stock, having an aggregate value of $15.0 million, which would be equal to 1,153,846 shares assuming an initial public offering price of $13.00 per share, in connection with the acquisition of SW Networks, (c) the conversion upon completion of the offering of all outstanding shares of preferred stock into 5,918,230 shares of common stock and (d) conversion of outstanding convertible notes into 144,734 shares of common stock, which will occur automatically upon completion of this offering; and



     - on a pro forma basis as adjusted to reflect the sale of the common stock offered hereby at an assumed initial public offering price of $13.00 per share and the application of the net proceeds therefrom.



     The outstanding share information excludes (a) 1,389,305 shares of common stock issuable upon the exercise of outstanding stock options and warrants, at a weighted average exercise price of $3.02 per share, (b) 1,410,898 shares of common stock reserved for future grant under the 1998 stock option plan, (c) 300,000 shares of common stock reserved for future issuance under the employee stock purchase plan and (d) 448,437 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price equal to the lower of the per share net proceeds to Launch from the sale of the common stock offered hereby or $22.95 per share. Outstanding share information also excludes 1,893 shares issued upon exercise of outstanding options subsequent to December 31, 1998. See notes 11 and 12 of notes to financial statements.


     This information is qualified by, and should be read in conjunction with, the more detailed financial statements of Launch and related notes thereto appearing at the end of this prospectus.


                                                                       DECEMBER 31, 1998
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                         (IN THOUSANDS)
Short-term borrowings.......................................  $    760    $    780      $    780
                                                              ========    ========      ========
Long-term debt, less current portion........................  $    639    $    668      $    668
Mandatory redeemable convertible preferred stock:
  Series A through D, $0.001 par value, 6,580,406 shares
    authorized; 5,918,230 shares issued and outstanding,
    actual; none issued and outstanding, pro forma and pro
    forma as adjusted.......................................    36,707          --            --
Stockholders' equity:
  Preferred stock, $0.001 par value, 2,000,000 shares
    authorized; none issued and outstanding, actual, pro
    forma and pro forma as adjusted.........................        --          --            --
  Common stock, $0.001 par value, 9,000,000 shares
    authorized actual and pro forma as adjusted; 934,333
    shares issued and outstanding, actual; 9,026,699 shares
    issued and outstanding, pro forma; and 12,426,699 shares
    issued and outstanding, pro forma as adjusted...........         1           9            13
  Additional paid-in capital................................       986      63,121       103,323
  Unearned deferred compensation............................    (1,208)     (1,208)       (1,208)
  Accumulated deficit.......................................   (27,606)    (27,606)      (27,606)
                                                              --------    --------      --------
         Total stockholders' equity (deficit)...............   (27,827)     34,316        74,522
                                                              --------    --------      --------
         Total capitalization...............................  $  9,519    $ 34,984      $ 75,190
                                                              ========    ========      ========

                                    DILUTION


     As of December 31, 1998, Launch had a pro forma net tangible book value of approximately $9.3 million, or $1.03 per share of common stock, after giving effect to (a) the conversion of the outstanding preferred stock into common stock which will occur automatically upon completion of this offering, (b) conversion of outstanding convertible notes into shares of common stock which will occur automatically upon completion of this offering and (c) the issuance of common stock in connection with the Musicvideos.com and SW Networks acquisitions. "Pro forma net tangible book value" per share represents the amount of total pro forma tangible assets less total pro forma liabilities divided by the total pro forma number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the per share amount paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. Without taking into account any other change in the pro forma net tangible book value after December 31, 1998, other than to give effect to the receipt by Launch of the net proceeds from the sale of the 3,400,000 shares of common stock offered hereby at an assumed initial public offering price of $13.00 per share, the pro forma net tangible book value of Launch as of December 31, 1998 would have been approximately $49.5 million or $3.98 per share. This represents an immediate increase in pro forma net tangible book value of $2.95 per share to existing stockholders and an immediate dilution of $9.02 per share to new investors. If the initial public offering price is higher or lower, the dilution to new investors will be, respectively, greater or less. The following table illustrates this per share dilution:



     Assumed initial public offering price per share........          $13.00
       Pro forma net tangible book value per share before
        the offering........................................  $1.03
       Increase per share attributable to new investors.....   2.95
                                                              -----
     Pro forma net tangible book value per share after this
      offering..............................................            3.98
                                                                      ------
     Dilution per share to new investors....................          $ 9.02
                                                                      ======



     The following table summarizes on a pro forma basis as of December 31, 1998, the differences between the number of shares of common stock purchased from Launch, the total consideration paid, or to be paid, and the average price per share paid, or to be paid by, existing stockholders and by new investors at an assumed initial public offering price of $13.00 per share, before deducting estimated offering expenses and estimated underwriting discounts and commissions:



                                  SHARES PURCHASED      TOTAL CONSIDERATION
                                --------------------   ----------------------   AVERAGE PRICE
                                  NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                ----------   -------   ------------   -------   -------------
     Existing stockholders....   9,026,699     72.6%   $ 62,471,615     58.6%      $ 6.92
     New investors............   3,400,000     27.4      44,200,000     41.4        13.00
                                ----------    -----    ------------    -----
          Total...............  12,426,699    100.0%   $106,671,615    100.0%
                                ==========    =====    ============    =====



     Other than as noted above, the foregoing computations assume that no options or warrants have been or are exercised after December 31, 1998 and exclude 1,893 shares of common stock issued upon exercise of outstanding options subsequent to December 31, 1998. As of February 28, 1999, options and warrants were outstanding to purchase an aggregate of 1,389,305 shares of common stock at a weighted average exercise price of $3.02 per share. In addition, warrants to purchase 448,437 shares of common stock are outstanding at an exercise price equal to the lower of the per share net proceeds from the sale of the common stock offered hereby or $22.95 per share. To the extent that any shares are issued upon exercise of options or warrants that are presently outstanding or granted in the future, there will be further dilution to new investors. See notes 11 and 12 of notes to financial statements.

                            SELECTED FINANCIAL DATA


     The selected historical financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for each of the years in the three-year period ended December 31, 1998, and the balance sheet data at December 31, 1997 and 1998, are derived from financial statements of Launch, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The balance sheet data at December 31, 1994, 1995 and 1996 and the statement of operations data for each of the years in the two-year period ended December 31, 1995, are derived from audited financial statements of Launch not included herein. The pro forma financial data for the year ended December 31, 1998 are derived from the unaudited Pro Forma Combined Financial Information included elsewhere in this prospectus.



                                                                                                      PRO FORMA
                                                                                                         YEAR
                                                              YEAR ENDED DECEMBER 31,                   ENDED
                                                  ------------------------------------------------   DECEMBER 31,
                                                   1994      1995      1996      1997       1998       1998(1)
                                                  -------   -------   -------   -------   --------   ------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
    Net revenues:
      Advertising...............................  $    --   $   720   $   837   $ 1,859   $  3,038     $  6,632
      Subscription..............................       --        10        65       798      1,463        1,463
      Merchandise and other.....................       --       390       473       480        513        1,261
                                                  -------   -------   -------   -------   --------     --------
        Total net revenues......................       --     1,120     1,375     3,137      5,014        9,356
    Operating expenses:
      Cost of goods sold and distribution.......       --       373       812     1,735      3,185        3,185
      Sales and marketing.......................       --     1,593     3,189     4,225      9,011       10,221
      Content and product development...........       64       330     1,006     2,454      4,407        8,283
      General and administrative................      303       787     1,021     1,398      2,215        5,321
      Amortization of excess purchase price.....       --        --        --        --         --        5,745
                                                  -------   -------   -------   -------   --------     --------
    Loss from operations........................     (367)   (1,963)   (4,653)   (6,675)   (13,804)     (23,399)
    Interest income (expense), net..............       --       (16)      167       (14)       389          387
                                                  -------   -------   -------   -------   --------     --------
    Loss before provision for income taxes......     (367)   (1,979)   (4,486)   (6,689)   (13,415)     (23,012)
    Provision for income taxes..................       (1)       (1)       (2)       (3)        (4)          (4)
                                                  -------   -------   -------   -------   --------     --------
    Net loss....................................     (368)   (1,980)   (4,488)   (6,692)   (13,419)     (23,016)
    Accretion of mandatory redeemable
      convertible preferred stock...............       --        --      (456)     (608)    (1,851)          --
                                                  -------   -------   -------   -------   --------     --------
    Net loss attributable to common
      stockholders..............................  $  (368)  $(1,980)  $(4,944)  $(7,300)  $(15,270)    $(23,016)
                                                  =======   =======   =======   =======   ========     ========
    Basic and diluted net loss per share(2).....  $ (0.46)  $ (2.30)  $ (5.37)  $ (7.89)  $ (16.36)    $  (2.80)
                                                  =======   =======   =======   =======   ========     ========
    Weighted average shares outstanding used in
      basic and diluted per share
      calculation(2)............................      808       862       920       925        934        8,209



                                                                              DECEMBER 31,
                                                             -----------------------------------------------
                                                             1994     1995      1996       1997       1998
                                                             -----   -------   -------   --------   --------
BALANCE SHEET DATA:
    Cash, cash equivalents and short-term investments......  $ 433   $    78   $   808   $    644   $  6,728
    Working capital (deficit)..............................    412      (141)    3,038     (3,724)     4,366
    Total assets...........................................    597       932     4,784      1,790     13,164
    Long-term obligations, net of current portion..........     16        32        58         77        639
    Mandatory redeemable convertible preferred stock.......    660     2,403    10,458     11,065     36,707
    Total stockholders' equity (deficit)...................   (109)   (2,053)   (7,006)   (14,186)   (27,827)


---------------

(1) The pro forma data include the effects of the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering and the issuance of shares of common stock in connection with the Musicvideos.com and SW Networks acquisitions.



(2) See note 2 of notes to financial statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with Launch's financial statements and the notes thereto and the other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Launch's actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under "Risk Factors," "Business" and elsewhere in this prospectus.

OVERVIEW


     Launch is a digital media company focused on music. Launch leverages the inherent advantages of digital media to offer consumers a compelling music discovery experience while providing record labels, artists, advertisers and merchants a valuable marketing platform. Our content is delivered on the Internet at www.launch.com and on the monthly Launch on CD-ROM.



     Launch was incorporated in February 1994, and we published the first issue of Launch on CD-ROM in May 1995. Through July 1998, we distributed Launch on CD-ROM bi-monthly, and since that time, we have distributed it monthly. Launch.com was first made available in October 1997. As of March 1999, launch.com had approximately 1.0 million registered members, and Launch on CD-ROM had approximately 265,000 subscribers. Media Metrix reported that in December 1998, launch.com reached 1.5% of all Internet users, approximately 849,000 unique users.



     Launch has incurred significant net losses and negative cash flows from operations since its inception, and as of December 31, 1998, had an accumulated deficit of approximately $27.6 million. Launch intends to continue to make significant financial investments in marketing and promotion, content development and technology and infrastructure development. As a result, Launch believes that it will incur operating losses and negative cash flows from operations for the foreseeable future, and that such losses and negative cash flows will increase for at least the next year. See "Risk Factors -- We have a limited operating history which makes an evaluation of our business difficult" and "-- We have a history of losses and anticipate increased losses."



     To date, Launch's revenues have been derived primarily from the sale of advertising, including sponsorships, and, to a lesser extent, from annual subscriptions relating to Launch on CD-ROM. Launch derives revenue from advertising sales against the total audience viewing content on both launch.com and Launch on CD-ROM. Historically, Launch on CD-ROM has accounted for the majority of Launch's audience, and, accordingly, Launch has derived the majority of its revenues from advertising sales against the Launch on CD-ROM audience. Launch expects that future growth, if any, in advertising revenue will largely depend upon increasing the launch.com audience. Revenues for sponsorships across the Launch media properties are recognized ratably over the sponsorship term which is typically one month. Revenues from advertisements for Launch on CD-ROM are recognized upon the release date of the issue in which the advertisement appears. With respect to launch.com, revenues from advertisements are recognized ratably in the period in which the advertisement is displayed, provided that no significant Launch obligations remain. With respect to SW Networks' business, Launch will obtain on-air radio advertising inventory in exchange for content. Launch intends to sell this inventory for cash and will recognize revenue when the radio stations broadcast the advertisement.


     We derive subscription revenues from annual subscription fees for Launch on CD-ROM. Advance payments for Launch on CD-ROM subscriptions are recognized as revenue ratably over the term of the subscription.

     Advertising revenues also include barter revenues, which represent an exchange of advertising space on Launch on CD-ROM for reciprocal advertising space on third parties' Web sites or for rights under online distribution agreements. Revenues from these barter transactions are recorded as advertising revenues at the lower of estimated fair value of the advertisements received or delivered and are recognized upon publication of the advertisements on Launch on CD-ROM. Barter expenses are also recorded at the lower of estimated fair value of the advertisements received or delivered and are recognized when Launch's advertisements run on the reciprocal media property, which is typically in the same period in which the advertisements run on Launch on CD-ROM. Although Launch believes these barter transactions have been important in the marketing of the Launch brand, we expect to significantly decrease both the dollar value and frequency of these transactions in the future.


     We have entered into various license arrangements, strategic alliances and business acquisitions in order to build our audience, provide music-specific content, generate additional online traffic, increase subscriptions and memberships and establish additional sources of revenue. These acquisitions, arrangements and alliances have resulted in a variety of non-cash charges that will affect our operating results over the next several fiscal periods. The acquisition of Musicvideos.com will be accounted for using the purchase method of accounting and, accordingly, the purchase price, estimated to be $9.3 million, will be allocated to net tangible and intangible assets acquired. The excess purchase price over net tangible assets is estimated to be $9.2 million and will be amortized over an expected estimated average useful life of 36 months. The acquisition of SW Networks will be accounted for using the purchase method of accounting and, accordingly, the purchase price, estimated to be $15.0 million, will be allocated to net tangible and intangible assets acquired. The excess purchase price over net tangible assets is estimated to be $13.4 million and will be amortized over an expected estimated average useful life of 60 months. The consideration for the NBC.com and NBC Interactive Neighborhood strategic alliance and content agreement was series D stock valued at $3.0 million. This non-cash amount is being amortized over the 26-month term of the agreement. We expect that we will continue to enter into such arrangements. Because Internet business acquisitions typically involve significant amounts of intangible assets, future operating results may be adversely affected by amortization of the intangible assets acquired.

RESULTS OF OPERATIONS

     The following table sets forth the results of operations for Launch expressed as a percentage of net revenues:


                                     PERCENTAGE OF NET REVENUES
                                    ----------------------------      PRO FORMA
                                      YEAR ENDED DECEMBER 31,         YEAR ENDED
                                    ----------------------------     DECEMBER 31,
                                     1996       1997       1998          1998
                                    ------     ------     ------     ------------
Net revenues:
  Advertising.....................    60.9%      59.3%      60.6%         70.9%
  Subscription....................     4.7       25.4       29.2          15.6
  Merchandise and other...........    34.4       15.3       10.2          13.5
                                    ------     ------     ------        ------
          Total net revenues......   100.0      100.0      100.0         100.0
Operating expenses:
  Cost of goods sold and
     distribution.................    59.0       55.3       63.5          34.0
  Sales and marketing.............   231.9      134.7      179.7         109.3
  Content and product
     development..................    73.2       78.2       87.9          88.5
  General and administrative......    74.3       44.6       44.2          56.9
  Amortization of excess purchase
     price........................      --         --         --          61.4
                                    ------     ------     ------        ------
Loss from operations..............  (338.4)    (212.8)    (275.3)       (250.1)
Interest income (expense), net....    12.2       (0.4)       7.8           4.1
                                    ------     ------     ------        ------
Loss before provision for income
  taxes...........................  (326.2)    (213.2)    (267.5)       (246.0)
Provision for income taxes........     0.2        0.1        0.1           0.1
                                    ------     ------     ------        ------
Net loss..........................  (326.4)%   (213.3)%   (267.6)%      (246.1)%
                                    ======     ======     ======        ======


COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1997

Net Revenues


     Net revenues increased 61% from $3.1 million in 1997 to $5.0 million in 1998. The increase in net revenues was primarily attributable to an increase in advertising and subscription revenues. In addition, in 1998, we distributed two additional issues of Launch on CD-ROM in connection with the transition from bi-monthly to monthly distribution.


     Advertising Revenues. Advertising revenues increased 58% from $1.9 million, or 59.3% of net revenues, in 1997 to $3.0 million, or 60.6% of net revenues, in 1998. Advertising revenues increased in 1998 due to an increase in the number of advertisers and number of advertisements sold. Launch expects advertising revenue will continue to represent the most significant portion of its net revenues for the forseeable future. Included in advertising revenues are revenues recognized from barter transactions of $903,000 in 1997 and $1.3 million in 1998.

     Subscription Revenues. Subscription revenues increased 88% from $798,000, or 25.4% of net revenues, in 1997 to $1.5 million, or 29.2% of net revenues, in 1998. Subscription revenues increased in 1998 due to an increase in the paid subscription base for Launch on CD-ROM. We intend to phase out Launch on CD-ROM delivery, as more efficient broadband distribution systems achieve more widespread consumer acceptance. As a result, Launch anticipates that subscription revenues from Launch on CD-ROM will decline substantially over time.


     Merchandise and Other Revenues. Merchandise and other revenues increased 7% from $480,000, or 15.3% of net revenues, in 1997 to $513,000, or 10.2% of net revenues, in 1998. Merchandise and other revenues increased in 1998 due primarily to $269,000 earned under a nonrecurring development agreement with Intel. The total amount to be paid to Launch under the Intel agreement is $1.0 million, and the development efforts under this agreement are expected to be completed in 1999. Excluding this development agreement revenue, merchandise and other revenues were $244,000 in 1998, reflecting a 49% decrease from 1997 primarily related to a decrease in single copy retail sales of Launch on CD-ROM. This decrease was due to Launch's efforts to build circulation of Launch on CD-ROM through subscriptions rather than single copy retail sales and to a reduction in the retail sales price. At December 31, 1998, Launch had deferred revenues of $482,000 consisting primarily of prepaid subscriptions for Launch on CD-ROM.


Operating Expenses

     Cost of Goods Sold and Distribution. Cost of goods sold and distribution consist primarily of CD-ROM manufacturing and packaging costs and CD-ROM subscription distribution costs. Cost of goods sold and distribution increased 88% from $1.7 million, or 55.3% of net revenues, in 1997 to $3.2 million, or 63.5% of net revenues, in 1998. As a percentage of net revenues, cost of goods sold and distribution increased in 1998 due primarily to a one-time distribution of one million copies of a customized issue of Launch on CD-ROM to college students in August 1998 and, to a lesser extent, to a reduction in the retail and subscription sales prices.


     Sales and Marketing Expenses. Sales and marketing expenses consist primarily of advertising and marketing costs, promotional costs and the cost of the direct marketing and advertising sales force. Sales and marketing expenses increased 114% from $4.2 million, or 134.7% of net revenues, in 1997 to $9.0 million, or 179.7% of net revenues, in 1998. As a percentage of net revenues, sales and marketing expenses increased in 1998 due to the cost of acquiring new subscribers, the hiring of additional sales and marketing personnel, increased marketing to promote the Launch brand and amortization of approximately $1.2 million of a $3.0 million non-cash deferred charge resulting from the issuance of series D stock as consideration for a strategic alliance with NBC. The remaining balance of the deferred charge will be amortized through April 2000. Launch expects sales and marketing expenses to increase significantly in absolute dollars as it pursues an aggressive marketing campaign to increase the audience on launch.com, expands marketing of the Launch brand and hires additional sales and marketing personnel.



     Content and Product Development Expenses. Content and product development expenses consist primarily of editorial, which includes video production and editorial writers, art production and software and Web development costs. Content and product development expenses increased 76% from $2.5 million, or 78.2% of net revenues, in 1997 to $4.4 million, or 87.9% of net revenues, in 1998. As a percentage of net revenues, content and product development expenses increased in 1998 due to the costs of developing and enhancing the launch.com Web site. Content and product development expenses in 1998 also included a non-cash charge of $500,000 resulting from the issuance of series D stock to Intel in consideration of the development by Intel of technology to enable delivery of Launch music content through satellite data broadcast. Launch believes that significant investments in content and product development are required to remain competitive. Therefore, Launch expects that its content and product development expenses will continue to increase in absolute dollars for the foreseeable future.

     General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance and accounting, facilities and fees for professional services. General and administrative expenses increased 57% from $1.4 million, or 44.6% of net revenues, in 1997 to $2.2 million, or 44.2% of net revenues, in 1998. The absolute dollar increase in general and administrative expenses in 1998 was due to an increase in the number of administrative personnel necessary to support the growth of Launch's operations. Launch anticipates hiring additional personnel and incurring additional costs related to being a public company, including costs related to investor relations programs and professional service fees. Accordingly, Launch anticipates that general and administrative expenses will continue to increase in absolute dollars.

Interest Income (Expense), Net


     Interest income (expense), net consists of interest earned on cash and cash equivalents and short-term investments, offset by interest expense on borrowings. Net interest expense was $14,000 in 1997, and net interest income was $389,000 in 1998. The increase in net interest income in 1998 was the result of interest earned on the net proceeds from Launch's sales of series D stock in February and May of 1998.


Income Taxes


     Launch's income taxes consist of minimum state franchise taxes. At December 31, 1998 Launch had approximately $26.8 million of federal and state net operating loss carryforwards, respectively, available to offset future taxable income. Launch's federal and state net operating loss carryforwards expire beginning in 2009 and 1999, respectively. Due to the change in Launch's ownership interests in connection with this offering and prior private placements, future utilization of the net operating loss carryforwards may be subject to certain annual limitations. See note 9 of notes to financial statements.


Preferred Stock and Accretion


     At December 31, 1998 the Company had outstanding four series of preferred stock aggregating 5,918,230 shares. The shares of preferred stock are convertible into common stock on a share-for-share basis. In addition, all series of preferred stock are redeemable, at the option of the holders, beginning on February 27, 2003. The shares are redeemable at the original issuance price plus 6% per annum from February 27, 1998 through the redemption date for series A, B and D stock and from March 29, 1996 through the redemption date for series C stock. The carrying amount of the preferred stock is being increased by periodic accretions so that the amount reflected in the balance sheet will equal the mandatory redemption amount at the redemption date. Accretions were $456,000, $608,000 and $1.9 million in 1996, 1997 and 1998, respectively. The carrying amount of the preferred stock was $36.7 million at December 31, 1998. As a result of this offering, each outstanding share of preferred stock will be converted into one share of common stock.

Unearned Compensation

     In connection with the grant of stock options to employees in 1998, Launch recorded unearned compensation of $1.4 million representing the difference between the deemed value of Launch's common stock for accounting purposes and the exercise price of such options at the date of grant. Such amount, net of amortization, is presented as a reduction of stockholders' equity and amortized over the four-year vesting period of the options. Amortization of unearned compensation was $193,000 for the year ended December 31, 1998.


SELECTED OPERATING RESULTS OF SW NETWORKS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998



     Net Revenues. SW Networks derives revenue primarily from the sale of radio advertising time and, to a lesser extent, from cash which it receives in exchange for providing the related radio stations with music information and news. SW Networks' net revenues for the twelve months ended December 31, 1998 were $4.1 million. SW Networks recognizes advertising revenues, net of agency and media representation fees, when the advertisement is broadcast.



     Sales and Marketing Expenses. Sales and marketing expenses for SW Networks consist primarily of affiliate marketing staff who are responsible for selling SW Networks' content to radio stations Sales and marketing expenses were $1.2 million, or 29% of net revenues, for the twelve months ended December 31, 1998.



     Content and Product Development Expenses. Content and product development expenses for SW Networks consist primarily of editorial staff and production costs for its music information and news. Content and product development expenses were $3.7 million, or 91% of net revenues, for the twelve months ended December 31, 1998.



     General and Administrative Expenses. General and administrative expenses for SW Networks consist primarily of salaries and related costs for general corporate functions, including finance and accounting, facilities and fees for professional services. General and administrative expenses were $2.7 million, or 66% of net revenues, for the year ended December 31, 1998.


COMPARISON OF THE YEARS ENDED DECEMBER 31, 1997 AND 1996

Net Revenues


     Net revenues increased 121% from $1.4 million in 1996 to $3.1 million in 1997. The increase in net revenues was primarily attributable to an increase in advertising and subscription revenues. In addition, during 1997, we increased advertising rates for advertising on Launch on CD-ROM.


     Advertising Revenues. Advertising revenues increased 127% from $837,000, or 60.9% of net revenues, in 1996 to $1.9 million, or 59.3% of net revenues, in 1997. Advertising revenues increased in 1997 due to an increase in the number of advertisers and the number of advertisements sold. Included in advertising revenues were revenues recognized from barter transactions of $131,000 in 1996 and $903,000 in 1997.

     Subscription Revenues. Subscription revenues increased from $65,000, or 4.7% of net revenues, in 1996 to $798,000, or 25.4% of net revenues, in 1997. The increase in 1997 was due to an increase in the paid subscription base of Launch on CD-ROM.

     Merchandise and Other Revenues. Merchandise and other revenues increased 1% from $473,000, or 34.4% of net revenues, in 1996 to $480,000, or 15.3% of net revenues, in 1997. The decrease in 1997 as a percentage of net revenues was due to the significant increases in both advertising and subscription revenues.

Operating Expenses

     Cost of Goods Sold and Distribution. Cost of goods sold and distribution increased 109% from $812,000, or 59.0% of net revenues, in 1996 to $1.7 million, or 55.3% of net revenues, in 1997. As a percentage of net revenues, cost of goods sold and distribution decreased in 1997 due to the growth in net revenues.

     Sales and Marketing Expenses. Sales and marketing expenses increased 31% from $3.2 million, or 231.9% of net revenues, in 1996 to $4.2 million, or 134.7% of net revenues, in 1997. Sales and marketing expenses increased in absolute dollars in 1997 due to the hiring of additional sales and marketing staff and increased advertising and marketing activity. As a percentage of net revenues, sales and marketing expenses decreased in 1997 due to the growth in net revenues.

     Content and Product Development Expenses. Content and product development expenses increased 150% from $1.0 million, or 73.2% of net revenues, in 1996 to $2.5 million, or 78.2% of net revenues, in 1997. Content and product development expenses increased in absolute dollars in 1997 due to the increase in the development costs for launch.com and remained relatively constant as a percentage of net revenues.

     General and Administrative Expenses. General and administrative expenses increased 40% from $1.0 million, or 74.3% of net revenues, in 1996 to $1.4 million, or 44.6% of net revenues, in 1997. The absolute dollar increase in general and administrative expenses in 1997 was due to an increase in the number of administrative personnel necessary to support the growth of Launch's operations.

Interest Income (Expense), Net

     Net interest expense increased from net interest income of $167,000 in 1996 to net interest expense of $14,000 in 1997. The net interest expense in 1997 was the result of interest expense incurred on bridge loans and a decrease in interest income due to lower average balances of funds available for investment.

SELECTED QUARTERLY OPERATING RESULTS

     The following table sets forth certain unaudited statements of operations data on an absolute basis and as a percentage of net revenues for Launch's six most recent quarters. The information for each of these quarters has been prepared on substantially the same basis as the audited financial statements included elsewhere in this prospectus, and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

                                                                  QUARTER ENDED
                                         ---------------------------------------------------------------
                                         SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,
                                           1997       1997       1998       1998       1998       1998
                                         --------   --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS)
Net revenues:
  Advertising..........................  $   648    $   709    $   297    $   554    $ 1,230    $   958
  Subscription.........................      141        346        251        514        268        430
  Merchandise and other................       95        162         63         42         58        349
                                         -------    -------    -------    -------    -------    -------
          Total net revenues...........      884      1,217        611      1,110      1,556      1,737
Operating expenses:
  Cost of goods sold and
     distribution......................      461        591        417        647      1,112      1,010
  Sales and marketing..................    1,022      1,315      1,515      2,218      2,723      2,555
  Content and product development......      524        824        625      1,102      1,112      1,567
  General and administrative...........      348        440        405        476        593        742
                                         -------    -------    -------    -------    -------    -------
Loss from operations...................   (1,471)    (1,953)    (2,351)    (3,333)    (3,984)    (4,137)
Interest income (expense), net.........      (15)       (50)       (38)       172        166         90
                                         -------    -------    -------    -------    -------    -------
Loss before provision for income
  taxes................................   (1,486)    (2,003)    (2,389)    (3,161)    (3,818)    (4,047)
Provision for income taxes.............       --         --         (3)        --         (1)        --
                                         -------    -------    -------    -------    -------    -------
Net loss...............................  $(1,486)   $(2,003)   $(2,392)   $(3,161)   $(3,819)   $(4,047)
                                         =======    =======    =======    =======    =======    =======

                                                      PERCENTAGE OF NET REVENUES
                                          ---------------------------------------------------
Net revenues:
  Advertising...........................    73.3%    58.3%    48.6%    49.9%    79.0%    55.2%
  Subscription..........................    16.0     28.4     41.1     46.3     17.2     24.8
  Merchandise and other.................    10.7     13.3     10.3      3.8      3.8     20.0
                                          ------   ------   ------   ------   ------   ------
          Total net revenues............   100.0    100.0    100.0    100.0    100.0    100.0
Operating expenses:
  Cost of goods sold and distribution...    52.1     48.6     68.2     58.3     71.5     58.2
  Sales and marketing...................   115.6    108.1    248.0    199.8    175.0    147.1
  Content and product development.......    59.3     67.7    102.3     99.3     71.5     90.2
  General and administrative............    39.4     36.1     66.3     42.9     38.1     42.7
                                          ------   ------   ------   ------   ------   ------
Loss from operations....................  (166.4)  (160.5)  (384.8)  (300.3)  (256.1)  (238.2)
Interest income (expense), net..........    (1.7)    (4.1)    (6.2)    15.5     10.7      5.2
                                          ------   ------   ------   ------   ------   ------
Loss before provision for income
  taxes.................................  (168.1)  (164.6)  (391.0)  (284.8)  (245.4)  (233.0)
Provision for income taxes..............      --       --      0.5       --       --       --
                                          ------   ------   ------   ------   ------   ------
Net loss................................  (168.1)% (164.6)% (391.5)% (284.8)% (245.4)% (233.0)%
                                          ======   ======   ======   ======   ======   ======

     The decrease in advertising revenues during the quarter ended March 31, 1998 was the result of releasing only one issue of Launch on CD-ROM during that quarter. The significant increase in advertising revenues and the associated increase in cost of goods sold in the quarter ended September 30, 1998 was primarily the result of the release of an additional issue of Launch on CD-ROM, which was customized for college students.

     The decrease in subscription revenues during the quarter ended September 30, 1998 was the result of commencing monthly publication of Launch on CD-ROM in August 1998 without changing the subscription price. Subscription revenue declined because deferred revenue was amortized over an increased number of units. The increase in the subscription revenue in the quarter ended December 31, 1998 was a result of releasing a greater number of issues of Launch on CD-ROM in that quarter.

     Sales and marketing expenses increased in the quarters ended June 30, 1998 and September 30, 1998 as a result of increased direct and brand marketing designed to increase the Launch audience and brand awareness.

     General and administrative expenses increased during the quarter ended December 31, 1998 as a result of costs associated with moving to new corporate facilities, increased depreciation relating to the purchase of computers, studio and leasehold improvements and increased facility lease payments.

     Our revenues and operating results are likely to vary significantly from quarter to quarter in the future due to a number of factors, many of which are outside of our control. These factors include: our ability to attract and retain advertisers; our ability to attract and retain our audience; our ability to attract and retain customers for our existing and future e-commerce businesses; new sites, services or products introduced by us or by our competitors; the timing and uncertainty of sales cycles; user traffic on launch.com; mix of online advertisements sold; seasonal declines in advertising sales, which typically occur in the first and third calendar quarters; the level of Web and online services usage; our ability to attract, integrate and retain qualified personnel; our ability to successfully integrate operations and technologies from acquisitions or other business combinations; technical difficulties or system downtime affecting the Internet generally or the operation of launch.com; and general economic conditions, as well as economic conditions specific to digital media and the music industry.


     Our revenues for the foreseeable future will be substantially dependent on advertising and sponsorships. Further, advertising orders are typically short term and subject to cancellation without penalty until shortly before publication. In each quarterly period, we derive a significant portion of our revenues from sales of advertising to a limited number of customers. Accordingly, the loss of a key advertising relationship, or the cancellation or deferral of even a limited number of orders could adversely affect our quarterly performance. As a result of these and other factors, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance.

SELECTED QUARTERLY PRO FORMA OPERATING RESULTS



     The following table sets forth certain unaudited pro forma statements of operations data on an absolute basis and as a percentage of net revenues for the four most recent quarters. The following pro forma data reflect the acquisitions of Musicvideos.com and SW Networks as if such acquisitions had occurred as of January 1, 1998. Pro forma historical results are not necessarily indicative of the results to be expected in the future. See "Pro Forma Combined Financial Information."



                                                              QUARTER ENDED
                                                -----------------------------------------
                                                MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,
                                                  1998       1998       1998       1998
                                                --------   --------   --------   --------
                                                             (IN THOUSANDS)
Net revenues:
  Advertising.................................  $   827    $ 1,347    $ 2,127    $ 2,349
  Subscription................................      251        514        268        430
  Merchandise and other.......................      266        225        233        536
                                                -------    -------    -------    -------
          Total net revenues..................    1,344      2,086      2,628      3,315
Operating expenses:
  Cost of goods sold and distribution.........      417        647      1,112      1,010
  Sales and marketing.........................    1,773      2,539      3,023      2,985
  Content and product development.............    1,641      2,072      2,087      2,465
  General and administrative..................    1,128      1,207      1,328      1,432
                                                -------    -------    -------    -------
Loss from operations..........................   (3,615)    (4,379)    (4,922)    (4,577)
Interest income (expense), net................      (38)       172        166         90
                                                -------    -------    -------    -------
Loss before provision for income taxes........   (3,653)    (4,207)    (4,756)    (4,487)
Provision for income taxes....................       (3)        --         (1)        --
                                                -------    -------    -------    -------
Net loss......................................  $(3,656)   $(4,207)   $(4,757)   $(4,487)
                                                =======    =======    =======    =======



                                                    PERCENTAGE OF NET REVENUES
                                                 ---------------------------------
Net revenues:
  Advertising..................................    61.5%    64.6%    80.9%    70.9%
  Subscription.................................    18.7     24.6     10.2     13.0
  Merchandise and other........................    19.8     10.8      8.9     16.1
                                                 ------   ------   ------   ------
          Total net revenues...................   100.0    100.0    100.0    100.0
Operating expenses:
  Cost of goods sold and distribution..........    31.0     31.0     42.3     30.5
  Sales and marketing..........................   131.9    121.7    115.0     90.0
  Content and product development..............   122.1     99.3     79.4     74.4
  General and administrative...................    84.0     57.8     50.6     43.2
                                                 ------   ------   ------   ------
Loss from operations...........................  (269.0)  (209.8)  (187.3)  (138.1)
Interest income (expense), net.................    (2.8)     8.2      6.3      2.7
                                                 ------   ------   ------   ------
Loss before provision for income taxes.........  (271.8)  (201.6)  (181.0)  (135.4)
Provision for income taxes.....................    (0.2)      --       --       --
                                                 ------   ------   ------   ------
Net loss.......................................  (272.0)% (201.6)% (181.0)% (135.4)%
                                                 ======   ======   ======   ======

LIQUIDITY AND CAPITAL RESOURCES


     Since its inception, Launch has financed its operations primarily through private placements of preferred stock and, to a lesser extent, from the revenues generated by operations. As of December 31, 1998, Launch had approximately $6.7 million in cash, cash equivalents and short-term investments. On February 15, 1999, Launch entered into a note purchase agreement in which it agreed to issue a convertible subordinated promissory note in the amount of $1.0 million to Avalon Technology LLC, an 8.6% stockholder, and a convertible subordinated promissory note in the amount of $500,000 to Goran Enterprises Limited, a 12.7% stockholder. The notes accrue interest at 8.5% per annum from the issuance date and are due February 29, 2000. The notes automatically convert into shares of Launch stock upon the earlier of (a) Launch's consummation of an initial public offering with a sales price per share of at least $10.00 and aggregate gross proceeds to Launch of at least $15.0 million, (b) an acquisition transaction in which the stockholders of Launch prior to such transaction own less than 50% of the voting securities of the surviving entity after such transaction or (c) February 29, 2000. If Launch consummates an initial public offering prior to August 31, 1999, the notes and any accrued interest thereon automatically convert to common stock at a per share price equal to 80% of the initial public offering price per share. In that event, the aggregate discount from the initial public offering price will be recorded as additional interest expense. If Launch does not consummate an initial public offering by August 31, 1999, then, at the option of the holder which may be exercised at any time between August 31, 1999 and February 29, 2000, the notes and any accrued interest thereon are convertible into series D stock at a per share price equal to $7.65. If the conversion occurs in connection with an acquisition transaction, the notes and any accrued interest thereon automatically convert into series D stock at a per share price equal to $7.65.


     Net cash used in operating activities increased to $10.8 million for 1998 from $5.8 million for 1997. The increase in net cash used in operating activities can be substantially attributed to the increased net loss, net of adjustment for the increased non-cash charges.

     Net cash used in investing activities increased to $6.9 million for 1998, from net cash provided from investing activities of $2.6 million for 1997. The increase in net cash used in investing activities resulted primarily from the purchase of securities for investment purposes and, to a lesser extent, to the purchase of property and equipment for the new corporate offices.


     Net cash provided by financing activities increased to $18.8 million for 1998, from $3.0 million for 1997. The increase in net cash provided by financing activities resulted primarily from the proceeds from the issuance of series D stock.



     Launch has a capital lease line of credit for $1.0 million. At December 31, 1998, $531,000 was outstanding under this line of credit. This facility bears interest at the bank's prime rate, 7.75% at December 31, 1998. The leased assets collateralize any borrowings under this line of credit.


     Launch has experienced a substantial increase in its capital expenditures and operating lease arrangements since its inception, consistent with the growth in Launch's operations and staffing, and anticipates that this will continue for the foreseeable future. Additionally, Launch will continue to evaluate possible investments in businesses, products and technologies, and plans to expand its sales and marketing programs and conduct more aggressive brand promotions. Launch currently expects that the net proceeds from this offering, together with its existing capital lease line of credit and available funds, will be sufficient to meet its anticipated needs for working capital and capital expenditures for at least the next 12 months. There can be no assurance, however, that the underlying assumed levels of revenues and expenses will prove to be accurate. Launch may seek additional funding through public or private financings or other arrangements prior to such time. Adequate funds may not be available when needed or may not be available on terms favorable to Launch. If additional funds are raised through the issuance of equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, Launch may be unable to develop or enhance its products or services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on Launch's business, financial condition and results of operations. See "Risk Factors -- We may need additional financing to achieve our business objectives."


YEAR 2000 COMPLIANCE

     Compliance. Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.


     State of Readiness. Launch has made a preliminary assessment of the Year 2000 readiness of its operating financial and administrative systems, including the hardware and software that support Launch's systems. Launch has developed an assessment plan consisting of the following:



          (a) quality assurance testing of its internally developed proprietary software;


          (b) contacting third-party vendors and licensors of material hardware, software and services that are both directly and indirectly related to the delivery of Launch's services to its users;

          (c) contacting vendors of third-party systems;

          (d) assessing repair or replacement requirements;

          (e) implementing repair or replacement; and

          (f) creating of contingency plans in the event of Year 2000 failures.


     Launch plans to perform a Year 2000 simulation on its systems during the second quarter of 1999 to test system readiness. Based on the results of its Year 2000 simulation test, Launch intends to revise its internally developed systems as necessary to improve the Year 2000 compliance of such systems. Many vendors of material hardware and software components of its systems have indicated that the products used by Launch are currently Year 2000 compliant. Launch intends to require vendors of its other material hardware and software components of its systems to provide assurances of their Year 2000 compliance. Launch plans to complete this process during the first half of 1999. Until such testing is completed and such vendors and providers are contacted, Launch will not be able to completely evaluate whether its systems will need to be revised or replaced.

     Costs. To date, Launch has not incurred any material expenditures in connection with identifying, evaluating or addressing Year 2000 compliance issues. Most of Launch's expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. At this time, Launch does not possess the information necessary to estimate the potential costs of revisions to its systems should such revisions be required or of the replacement of third-party software, hardware or services that are determined not to be Year 2000 compliant. Although Launch does not anticipate that such expenses will be material, such expenses, if higher than anticipated, could adversely affect Launch's financial performance.

     Risks. Launch is not currently aware of any Year 2000 compliance problems relating to its systems that would have a material adverse effect on Launch's business, results of operations and financial condition, without taking into account Launch's efforts to avoid or fix such problems. There can be no assurance that Launch will not discover Year 2000 compliance problems in its systems that will require substantial revision. In addition, there can be no assurance that third-party software, hardware or services incorporated into Launch's material systems will not need to be revised or replaced, all of which could be time-consuming and expensive. The failure of Launch to fix or replace its internally developed systems or third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could have a material adverse effect on Launch's business, results of operations and financial condition. Moreover, the failure to adequately address Year 2000 compliance issues in its internally developed systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend. In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of Launch's control will be Year 2000 compliant. The failure by such entities to be Year 2000 compliant could result in a systemic failure beyond the control of Launch, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent Launch from publishing its content, decrease the use of the Internet or prevent users from accessing launch.com, which could have a material adverse effect on Launch's business, results of operations and financial condition. The failure by Launch's advertisers to be Year 2000 compliant could cause them to defer or cancel advertisements scheduled to appear in the Launch media properties, which could adversely affect Launch's operating results.

     Contingency Plan. As discussed above, Launch is engaged in an ongoing Year 2000 assessment and has not yet developed any contingency plans. The results of Launch's Year 2000 simulation testing and the responses received from third-party vendors and service providers will be taken into account in determining the nature and extent of any contingency plans.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Launch does not anticipate that the adoption of SOP No. 98-1 will have a material impact on Launch's financial statements.

     In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As Launch has expensed these costs historically, the adoption of this standard will not have a significant impact on Launch's financial statements.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Launch does not expect the adoption of this statement to have a significant impact on its financial statements.

RECENT EVENTS


SW Networks Acquisition



     Launch has entered into an agreement to purchase SW Networks. SW Networks produces entertainment and news features focused on the music and entertainment industry. SW Networks distributes this content for radio broadcast and Internet syndication. Launch intends to continue to distribute SW Networks' content to traditional media and to make this content available on launch.com. Launch believes that this acquisition will significantly enhance the content available on launch.com and that it will increase awareness of the Launch brand through traditional radio media.



     Launch intends to effect the acquisition of SW Networks by purchasing all of the outstanding shares of SW Holdings, Inc., a subsidiary corporation of Sonic Music Entertainment, Inc. Launch has agreed to pay the purchase price in shares of Launch common stock valued at $15.0 million concurrent with the closing of this offering. The number of shares that Launch will actually issue is determined by dividing $15.0 million by the initial public offering price per share. The closing of this acquisition transaction is contingent upon completion of this offering with aggregate proceeds of at least $20.0 million. In addition, as a condition of this acquisition, Sony Music, has agreed to purchase shares of Launch common stock in this offering valued at $1.0 million.



Musicvideos.com Acquisition


     On January 15, 1999, Launch entered into a definitive agreement to acquire AreohveeOnline Partnership, doing business as Musicvideos.com, a provider of music

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


videos over the Internet. Under the terms of the agreement, which has been filed as Exhibit 2.1 to the Registration Statement of which this prospectus is a part, Launch issued a total of 875,556 shares of its common stock and $301,944 in cash to the six partners of AreohveeOnline Partnership in exchange for all of such partners' interests in the partnership. The transaction is intended to qualify as a tax-free reorganization and closed February 28, 1999.



     Both of these acquisitions will be accounted for using the purchase method of accounting and, accordingly, the purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. See "Pro Forma Combined Financial Information."

                                    BUSINESS

OVERVIEW

     Launch is a digital media company focused on creating the premier destination for discovering new music. Leveraging the inherent advantages of digital media, Launch offers a compelling music discovery experience for consumers and provides a valuable marketing platform for record labels, artists, advertisers and merchants. Because our content is designed to attract and retain an audience composed principally of consumers who are 12 to 34 years old, including the 12 to 20 year old segment that is part of Generation Y, advertisers on Launch can target a valuable and elusive group of consumers. We create engaging music content focused on both new and established artists, spanning almost all musical genres. Launch's consumers are not confined to receiving music content in the programmed, linear sequences broadcast by radio and television. Instead, we deliver personalized music content to our users in an interactive format based on their musical tastes and preferences. As part of our strategy to attract and retain registered members from our target audience, we have created a vibrant community of users who help each other discover new music by virtual word-of-mouth. Our music content encourages our members to engage in community activities, such as creating home pages, chatting online, listing friends and favorite artists and developing online friendships with others sharing similar tastes.


INDUSTRY BACKGROUND


     The Music Industry


     Marketing of New Music. Music is one of the most popular forms of entertainment and a multi-billion dollar consumer industry. According to a report, dated March 1997, by Soundata, Inc., a research firm focused on the music industry, approximately 48% of all U.S. households contain at least one person who purchased three or more CDs or cassettes in a six-month period. As music consumers converted their record collections to CDs beginning in the mid-1980's, domestic music shipments grew from $6.2 billion in 1988 to $12.2 billion in 1997, according to the Recording Industry Association of America. With this conversion now largely complete, continued growth in music sales depends on the industry's ability to create hit titles from its substantial slate of new albums each year. According to Soundscan, Inc., a research firm focused on the music industry, more than 32,000 new albums were released in the U.S. in 1997, but fewer than 100 sold more than 500,000 copies. This same small group of titles accounted for 47% of new album sales in the U.S. in 1997, highlighting the significant ongoing challenge for the music industry to market its new releases. Historically, the music industry has looked to music media brands focused on consumers between the ages of 12 and 34 to serve as the critical promotional outlets for new music.



     Music Consumers. Consumers in the 10 to 34 age group purchased 62% of the music sold in the U.S. in 1997. A core segment of this consumer group, aged 12 to 20, belongs to a demographic group known to marketers as Generation Y. Generation Y consists of approximately 60 million individuals between the ages of five and 20. Generation Y is the largest and fastest growing segment of the population under age 65. We believe that consumers in the 12 to 34 age group, and those in Generation Y in particular, identify strongly with the music they like and value being the first to discover new music. We also believe that Generation Y has been a critical factor in driving the success of major new acts, such as the Spice Girls, Matchbox 20 and Hanson. From an advertising perspective, however, young music consumers are difficult to reach and have demonstrated a resistance to traditional advertising techniques. Advertisers are beginning to realize that traditional brand marketing and advertising techniques may be less effective in this market and are increasingly spending more money to attract this demographic.

     The Role of Music Media. Increasingly, traditional music media have de-emphasized the introduction of new music in favor of programming strategies designed to aggregate the largest possible audience. Because active music consumers are inclined to change the channel when they hear a song that they dislike, traditional media programmers are compelled to limit the amount and range of music or videos they broadcast in order to keep consumers tuned in and attract advertisers. Music television brands such as MTV have adopted half-hour programming strategies to avoid the symptomatic channel-changing associated with programmed music videos. Similarly, radio formats have become more segmented in an effort to target particular segments of listeners for advertisers. As a result, fewer new music videos and songs receive airplay, making it more difficult for record labels to market and for consumers to discover new music. Compounding the challenge for traditional media, a number of marketers believe Generation Y consumers respond to advertisements differently from their older counterparts and prefer to encounter those advertisements through more interactive and diverse media such as the Internet.

     Growth of Digital Media


     Significant growth in consumer use of personal computers and other interactive devices has created new opportunities for digital media, such as the Web. According to an August 1998 report by International Data Corporation, U.S. home PC penetration has grown from 39.4% in 1996 to 45.5% in 1998 and is projected to reach 53.1% by 2002. Almost all new PCs include modems for Internet access and a high-speed CD-ROM or DVD-ROM drive. In addition, IDC projects that worldwide Internet usage will grow from approximately 69 million users at the end of 1997 to 320 million by the end of 2002. As a new mass medium, the Internet is already attracting significant advertising spending. In a report dated June 1998, Jupiter Communications, a market research firm, estimates growth in advertising revenue of 42% from $1.9 billion in 1998 to $7.7 billion by 2002.



     The Internet has emerged as a significant mass medium by enabling features and functions that are unavailable in traditional media. For example, consumers can quickly access personalized information, and advertisers can target specific demographic groups based on customer tastes and buying patterns. Digital media such as the Internet are quickly becoming the media of choice for individuals in the 12 to 34 age group. Generation Y consumers are particularly attracted to the features of digital media that enable them to interact with other users who share their interests. According to a March 1996 report from eMarketer, an Internet research firm, the number of teens and college students who regularly access the Internet will rise from an estimated 12.0 million in 1998 to 22.3 million by 2000, and, according to IDC, approximately 58% of Internet users are between the ages of 12 and 34.



     Despite the popularity of the Internet, most consumers cannot experience high-quality audio and video over their relatively low-bandwidth Internet connections. As bandwidth increases, consumers are likely to demand richer content in the form of

CD-quality audio and full-motion video, particularly in the entertainment context where consumers are accustomed to such audio and video quality from traditional media. New platforms, such as cable and DSL modem and satellite data broadcast, are already being created to deliver high-speed access to digital media. High speed Internet access providers @Home and MediaOne reported that they had an aggregate of approximately 410,000 subscribers to their cable modem services at the end of 1998.


     The Opportunity for a Music Media Brand in Digital Media

     We believe that the core group of active music consumers aged 12 to 34, and particularly those in Generation Y, constitutes a valuable demographic segment for advertisers because they tend to be early adopters and significant spenders. Despite their common affinity for music, these consumers have diverse tastes and interests, and advertisers typically find it difficult to cost-effectively target them as a group. As traditional music media brands have moved to address the changing viewing and listening habits of this audience for the benefit of advertisers, such traditional vehicles have become less effective as outlets for discovering or marketing new music. The limitations of traditional media have encouraged (a) active music consumers to seek new ways to discover music, (b) music industry participants to pursue alternative methods of promoting their new releases and (c) advertisers to use new media vehicles to promote and sell their products to an increasingly important demographic group. The rapid growth in home PC penetration, Internet usage and high-speed Internet services presents the opportunity to exploit the advantages of digital media to better promote new music to the valuable demographic group seeking to discover it. Aggregating this elusive audience in an interactive environment provides advertisers and merchants the opportunity to target their most valuable consumer. We believe a significant opportunity exists to create a music brand in digital media that serves as a single destination for the music consumer to discover new music, the music industry to promote new releases and the advertising community to target a highly attractive demographic.

THE LAUNCH SOLUTION

     Launch is a digital media company focused on creating the premier destination for discovering new music. Leveraging the inherent advantages of digital media, Launch offers a compelling music discovery experience for consumers and provides a valuable marketing platform for record labels, artists, advertisers and merchants. Because our content is designed to attract and retain an audience composed principally of consumers who are 12 to 34 years old, including the 12 to 20 year old consumers who are part of Generation Y, advertisers on Launch can target a valuable and elusive group of consumers. We create engaging music content focused on both new and established artists, spanning almost all musical genres. Launch's consumers are not confined to receiving music content in the programmed, linear sequences broadcast by radio and television. Instead, we deliver personalized music content to our users in an interactive format based on their musical tastes and preferences. We currently deliver our content on the Internet at www.launch.com and on the monthly Launch on CD-ROM. As broadband access to the Internet achieves greater consumer acceptance and enables us to add our richest audio and video content to launch.com, we intend to phase out delivery of Launch on CD-ROM.

     As of March 1, 1999, launch.com had approximately 1.0 million registered users. Media Metrix, Inc., reported that, in December 1998, launch.com reached 1.5% of all Internet users, approximately 849,000 unique users. As of December 1999, Launch on CD-ROM had approximately 265,000 subscribers.


     We believe that Launch offers the active music consumer access to a greater selection of music and artists than is typically available through traditional media. In addition, our user-generated content, gathered at minimal cost to us, provides an additional source of music discovery and encourages regular, active participation in our community of users. Launch offers record labels the opportunity to promote and sell new music to a broad market that can be difficult to reach through traditional media. We work closely with almost every independent and major record label, including those of Sony Music Entertainment, Warner Music Group, Universal Music Group, EMI Music and BMG. Through these relationships, we have featured several of the biggest names in music, including Alanis Morissette, Smashing Pumpkins, Matchbox 20, Wyclef Jean, Seal, R.E.M. and Jewel, and have introduced our audience to many new artists.

     Key elements of Launch's solution include:


     Original and Compelling Music Content. Launch creates exclusive and original music content, including video interviews and performances, news, biographies and album and concert reviews. Launch also offers localized concert and tour information as well as radio station play lists and on-demand music videos. Our musical coverage spans all genres, including country, blues, jazz, rap, R&B, folk, rock, excluding only classical. We can offer this broad range of music content because digital media permit users to navigate to content that interests them. As a promotional outlet for the music industry, Launch has regular access to a broad range of artists who are the subjects of exclusive video and audio content for Launch. The acquisition of SW Networks will expand our content offering to include in depth music content across genres. Our success with Launch on CD-ROM has allowed us to leverage our access to artists to create compelling features for launch.com. We believe that our relationships with the music industry as well as our expertise in digital media production will provide us a strategic advantage in offering broadband music content to our users as broadband distribution systems gain greater consumer acceptance.



     Personalization of Content Based on Music Preference. Digital media enables personalization that allows our members to focus on musical genres that interest them and to avoid unappealing types of music without exiting Launch. Our members register free with launch.com by providing zip code, age and gender information. They also actively add information about their music preferences by rating artists and albums and indicating favorites. We collect this data in a database that grows as our members spend more time on the site. As of March 1, 1999, launch.com users had contributed over 14 million artist and album ratings. We use this information to personalize our content for our members based on their stated musical preferences. For example, a member interested in country music but not heavy metal would receive targeted features and reviews on country artists to the exclusion of heavy metal. We believe that personalization increases the time a user spends on launch.com and discourages changing to another site.


     Active Membership and Community Participation. We have created a vibrant community of users who help each other discover new music by virtual word-of-mouth. We believe that active music consumers consider musical tastes to be an important part of personal identity. Music is a shared experience and a powerful catalyst for community formation. Our music content encourages our members to engage in community activities, such as creating home pages, chatting online, listing friends and favorite artists and developing online friendships with others sharing similar tastes. As of March 1, 1999, there were approximately 1.0 million registered members of launch.com. Our members can also post their favorite artists and albums on their personalized launch.com home pages and write their own reviews. This user-generated content, gathered at minimal cost to us, provides an additional source of music discovery and encourages regular, active participation in the community. We believe that members with strong ties to the community tend to spend significant amounts of time interacting with others and are less likely to switch to a different music site.


     Powerful Promotional Outlet for Record Labels and Artists. Record labels and artists can work with Launch to promote their new releases to the large group of active music buyers who make up the Launch user community. Because consumers can avoid music they dislike but still remain in the Launch environment, Launch can cover a broader spectrum of musical genres and expose users to a greater number of artists. Record companies, including Sony, Warner, Universal, BMG and EMI, use Launch to introduce users to a variety of new artists and to inform them of new releases from established artists. We often feature established artists in order to draw users in to discover new names. Because of the synergistic relationships we have developed with the record labels, we have access to high-profile personalities in music. Since May 1995 we have featured exclusive interviews and performances by popular recording artists such as Alanis Morissette, Jewel, Smashing Pumpkins, R.E.M., Sheryl Crow, Aqua, Matchbox 20, No Doubt and Wyclef Jean.


     Attractive, Targeted Demographic Group. Launch focuses on the valuable 12 to 34 year old audience, including the 12 to 20 year old segment that is part of Generation Y, who has begun spending more time using the Internet than traditional media. Our research, conducted by the multimedia audience research firm, Mediamark Research Inc. (MRI), in December 1998, demonstrates that our audience is principally composed of members of Generation Y and others in the 12 to 34 age group. We believe that our audience members generally:



     - spend substantial amounts of time learning about and listening to music;

     - identify strongly with music they like;

     - value being the first to discover new music;


     - enjoy being a member of a community built around music; and


     - adopt technological advancements early.


Advertisers who have difficulty reaching this audience can turn to Launch for targeted advertising and direct marketing to this valuable, yet elusive group.

     Effective Environment for Advertising and Commerce. Launch provides advertisers with access to a highly desirable group of consumers in an active entertainment environment. The Launch environment captures consumers for long periods of time, and advertisements can be targeted to specific users. Launch collects demographic and music preference information from its users that can be used to target advertising and commerce opportunities. We believe that Launch's access to a large audience of active music consumers will provide us a strategic advantage in selling digitally downloaded music once the appropriate technology matures and industry standards develop.

STRATEGY

     Our objective is to establish Launch as the premier destination for discovering new music. Our strategy to achieve that objective is to attract and retain active music consumers with compelling music content and community features, thereby creating a valuable environment for record labels, advertisers and merchants to market their products. Key elements of Launch's strategy are:


     Continue to Develop Compelling Music Content. Launch believes that continuing to develop compelling new audio, visual and text content about music is critical to expanding its audience. We plan to continue to increase our offering of exclusive music features to attract and retain new consumers, especially those in the Generation Y demographic group. We also intend to use the music content generated by SW Networks on launch.com. Our editorial staff focuses on identifying new artists that will likely appeal to our users as well as established artists creating new music. We intend to emphasize video production because we believe that video is the best way for our users to experience new music. In addition, our expertise in digital media production will better position Launch for broadband distribution. We are also committed to adding new features and services, such as programmed streaming audio channels, on launch.com.


     Aggressively Grow Registered Membership. Launch believes that increasing the size and loyalty of its launch.com audience is critical to its success. In addition to continuing to provide compelling, personalized content and community features, we believe that we can continue to build our audience through distribution agreements with high-traffic Web sites and through a variety of marketing techniques designed to increase awareness of Launch. We recognize that our most valuable asset is the registered member who willingly provides information about himself or herself, and who is more likely to spend considerable time on Launch. These members help to increase traffic on launch.com by building and promoting their launch.com home pages and encouraging new registrations. To encourage launch.com users to become registered members, we limit access to certain features of launch.com, including personalization and community, to registered users.


     Build Brand Awareness. Increasing awareness of the Launch brand is essential to our ability to increase our audience and attract advertisers. We intend to build brand awareness through online advertising and strategic alliances with high traffic Web sites and through off-line advertising such as print, television and billboard advertising. We also believe that our pending acquisition of SW Networks will increase awareness of the Launch brand in the music industry. To increase awareness of the Launch brand, we are developing a half-hour television show. Our television concept leverages our expertise in video production as well as our access to content to create an entertainment show designed to drive traffic to launch.com. We also believe that increased awareness of the Launch brand will enable us to increase our attractiveness to advertisers who target the Launch audience of 12 to 34 year old consumers.


     Increase Advertising Revenue by Capitalizing on Attractive Audience Demographics. Launch seeks to increase its advertising revenues by offering advertisers access to the Generation Y consumer group and other active music consumers. Our strategy is to focus on large consumer and direct marketers who seek to target Generation Y in a relevant environment. Launch offers an interactive and engaging environment where leading brand marketers, such as Coca-Cola, Nintendo, Lee Jeans and Visa, can target their messages to an elusive audience that is making its early brand decisions.

     Leverage New Distribution Technologies. The increased commercial availability of new technologies enabling broadband access to the Internet will allow Launch to increase distribution of the rich content currently available only on Launch on CD-ROM. We believe that our extensive experience in developing high quality, rich media content will provide a competitive advantage over other content providers as technologies permitting high-speed access to the Internet become more widely available. Our intention is to phase out CD-ROM delivery as these more efficient distribution systems achieve more widespread consumer acceptance and enable us to migrate our richest video and audio content to launch.com.

     Generate E-Commerce Revenues. We are aggressively pursuing strategic and marketing relationships with retailers focused on Web distribution to enable us to exploit electronic commerce opportunities. We believe that, as standards for digital downloads of music evolve, Launch will be well positioned to sell music through digital downloads. Launch also intends to build on strategic relationships with record labels, music distributors and concert promoters to offer our users the ability to easily and economically purchase CDs, concert tickets, clothing and music paraphernalia. In the meantime, Launch now offers its visitors the opportunity to purchase music CDs and cassettes.


     Pursue Strategic Alliances and Acquisitions. We believe that our strategic relationships with NBC, Microsoft, Infoseek (Go Network), AOL and Snap! will help attract users, facilitate advertising sales and increase access to high-profile personalities. We also believe that acquisitions of complementary businesses, such as Musicvideos.com and SW Networks, will help us to rapidly expand our content offering. As opportunities arise, we may seek to increase traffic on launch.com, market share and revenues through strategic acquisitions in the music content business.


     Pursue International Expansion. We believe the global popularity of music and the growth of digital media in international markets present opportunities to extend Launch globally. Accordingly, over the longer term, we intend to create localized versions of Launch in international markets where digital media is pervasive. In so doing, we believe that we can offer local advertisers a valuable environment in which to reach their target consumers.

THE LAUNCH MEDIA PROPERTIES

     Launch seeks to create the premier destination for music discovery. There are currently two primary distribution platforms for Launch's music content and community: launch.com and Launch on CD-ROM. We are also aggressively pursuing several other broadband distribution alternatives, such as cable modems and satellite data broadcast. Such systems will enable us to deliver electronically the rich media content currently delivered on CD-ROM and to eliminate the manufacturing and distribution of Launch on CD-ROM.

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

     Launch.com

     Launch.com is the place for active music consumers to discover new music and meet other music fans with similar tastes. The music content we produce for launch.com consists of audio samples, music videos, text and photographs. Launch.com enables users to personalize the content they view to focus on music that appeals to them individually. Further, registered members of launch.com can share their tastes and preferences with other members of the community by creating reviews, rating artists and albums and setting up personalized home pages that other members can visit. Launch covers all musical genres other than classical. Some of the key features available on launch.com include the following:

     - music news updated daily;
     - artists interviews and feature articles;
     - concert reviews;
     - album reviews;
     - artist biographies, photographs and discographies;
     - album artwork, track listings and song samples;
     - new and upcoming album release information;
     - concert tour information;
     - radio station playlists;
     - on-demand music videos; and
     - CD and cassette purchasing.

     Although we currently offer streaming audio and music videos, the music content we produce for launch.com generally consists of text and photographs because the slow connections most consumers use limit the quality of audio and video available on the Internet. As more consumers gain faster access to the Internet through broadband distribution systems, we intend to increase the amount of higher-quality audio and video content available on launch.com. Because we have created, and continue to produce, exclusive, high-quality audio and visual content for Launch on CD-ROM, we believe that Launch will have a strategic advantage in offering broadband music content to our users as broadband distribution systems gain greater consumer acceptance.


     Launch believes a large and active membership base is critical to its success. Membership is free and available to launch.com visitors who disclose their e-mail addresses, zip codes, ages and genders, and choose a member name and password to be used throughout the site. Members form launch.com's core audience and are its most valuable users. As of March 1999, Launch had approximately 1.0 million registered members. Launch recognizes the importance of maintaining confidentiality of member information and has established a privacy policy to protect such information.


     Registered members have the ability to enhance their Launch experience by rating artists and albums according to their preferences. By providing Launch with confidential, voluntary data based on musical tastes, members can enrich their own content experience when interacting with the site. This information also creates a robust community rating base.

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

     We believe that active music consumers consider musical tastes to be an important part of personal identity. Music is a shared experience and a powerful catalyst for community formation. Our goal is to make each registered member an active participant in the Launch community. Key elements of our community services that are available free to registered users include the following:

     - personal home pages, plus simple tools for customizing the page;
     - ability to mark artists or albums as favorites and display them on your homepage;
     - ability to mark other users as friends, list them on your home page, and display when they, or their friends, are online;
     - chats with artists and other users;
     - instant messaging;
     - internal message boxes; and
     - ability to write and post artist or album reviews both on the page dedicated to the artist/album and on your home page.

     A key benefit of our community is that user-generated content is obtained at minimal cost to us. In addition, we believe that users who have invested considerable amounts of time developing community ties are less likely to switch to another site for music content.

     Launch on CD-ROM

     Because fixed media such as CD-ROM do not share the Internet's bandwidth limitations, we can offer rich graphics, CD-quality audio and full-motion video in Launch on CD-ROM. The interface for Launch on CD-ROM is a graphically rich virtual city where users navigate to particular content by visiting different buildings. Various buildings such as "The Hang," housing most music content, and devices such as "The Vibreaker," which contains album reviews, have become consistent, recognized features of Launch's environment. Advertising on the CD-ROM is principally in the form of television commercials, product placements and interactive advertisements. The city environment permits conspicuous yet natural advertising placements. The familiar look of billboards within the city or, for example, candy in a theater concession stand encourages users to click the branded icons to view the advertising. Many of the advertisements pop up in the environment on video billboards. We track how users spend time within the CD-ROM and which advertisements they see. Users voluntarily send this information back to Launch, along with basic demographic information, so that we can provide advertisers with a profile of our audience and which advertisements they saw. Launch offers prizes and other incentives for users who furnish this information.

     Each issue of Launch on CD-ROM includes the following:

     - album reviews with CD-quality song samples, photographs and album artwork;
     - exclusive video performances by popular recording artists;
     - exclusive video interviews with recording artists presented in distinctive three-dimensional environments where users can choose interview topics;
     - direct links to the Internet for downloading additional content, chatting with other users, visiting launch.com or viewing an advertiser's Web site related to an advertisement on the CD-ROM;
     - interactive video interviews with movie actors, directors or producers;
     - video game demonstrations; and

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

     - television-quality advertisements.


     We published the first issue of Launch on CD-ROM in May 1995, and have distributed it monthly since August 1998. We sell subscriptions to Launch on CD-ROM for $19.95 annually and individual issues for $4.95 at retail outlets. As of March 1999, total monthly distribution for the CD-ROM was approximately 300,000 units, including 265,000 subscription units. We intend to phase out CD-ROM delivery as more efficient broadband distribution systems achieve more widespread consumer acceptance and enable us to migrate our richest audio and video content to launch.com.



     Other Distribution Opportunities



     We are committed to maximizing Launch's distribution through all viable distribution systems for digital media. The proliferation of high-speed access to the Internet through cable or DSL modem presents new opportunities to distribute our most compelling content, including personalization and community features, directly to consumers without publishing a CD-ROM. Launch is currently part of consumer trials with both MediaOne and @Home for cable modem delivery of Launch content. In March 1999, we entered into an agreement with Serviceco LLC, doing business as Road Runner. Under that agreement, we will provide Road Runner with music-related content for its high speed, cable modem service. The content we provide will appear on co-branded pages which link back to launch.com. The initial term of the agreement expires in March 2000 and may be renewed by the parties. We believe that, by leveraging its access to content and video production expertise, Launch will have a strategic advantage in providing true broadband content. In addition, satellite data broadcasting of digital media content downloaded directly to a consumer's hard drive will, when available, allow Launch to deliver customized versions of its rich media content. We have strategic alliances with Intel for technology development and with Echostar for distribution using this data broadcast system. If such broadband distribution systems do not achieve widespread consumer acceptance, we may be unable to distribute our richest audio and video content in its most compelling form. See "Risk Factors -- We need new distribution technologies to increase accessibility of our content."



     After completion of our pending acquisition of SW Networks, we intend to continue SW Networks' business of selling music content to radio stations throughout the United States. Radio stations broadcast the music news and features that SW Networks creates to their audiences. Radio stations pay for this content either by making cash payments or by delivering on-air inventory of radio advertising space that SW Networks resells.


CONTENT DEVELOPMENT

     We have developed strong working relationships with most of the major and independent record labels, including those of Sony Music, Warner Music, Universal Music, EMI Music and BMG, and with many popular artists. Our core editorial team is in regular contact with record labels and with independent publicists who arrange for artists to spend time filming interviews and performances for use in Launch. The Launch editorial team has extensive experience in many facets of music journalism and also uses a diverse group of freelance writers to contribute many of the written features in Launch. Our strategy is to employ core groups of editors, artists, video

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


producers and other content creators on a full time basis and also capitalize on a talented network of freelancers as needed. Although we create most of Launch's content, from time to time we license content from third parties. We have licensed from Sony Music, on a non-exclusive basis, the rights to certain music videos for streaming music video channels. We have no long-term contracts with any record labels or recording artists, and we cannot assure you that labels or artists will continue to make their content available to us on reasonable terms, or at all. See "Risk Factors -- We need to continue to develop compelling content to attract our target audience" and "We depend on the music industry for our content."


     At our headquarters in Santa Monica, California we operate a production stage that doubles as a recording studio. We use this space to film and record many of the artists appearing in Launch. Each session with an artist typically results in content that we can use on both launch.com and Launch on CD-ROM. This allows us to minimize our production costs while providing the artist with the broadest possible exposure.

     Launch has created exclusive video and text interviews and/or performances with a variety of new and established artists across multiple genres including:

311                      Goo Goo Dolls            Sarah McLachlan
Tori Amos                Buddy Guy                Alanis Morissette
Erykah Badu              Natalie Imbruglia        No Doubt
Ben Folds Five           Chris Isaak              Shaquille O'Neal
Blues Traveler           Wyclef Jean              Radiohead
Bush                     Jewel                    R.E.M.
The Cardigans            B.B. King                Joshua Redman
Paula Cole               Korn                     Seal
Sheryl Crow              Jonny Lang               Smashing Pumpkins
Des'ree                  Live                     Third Eye Blind
Everclear                Matchbox 20              The Verve Pipe


     Our pending acquisition of SW Networks will increase the quantity and expand the scope of Launch's music content. SW Networks provides music news and information in various format-specific genres, such as country, adult contemporary and urban, to radio stations and Internet-based entertainment companies. Launch also intends to use this content on launch.com. SW Networks, reporting and news gathering infrastructure consists of approximately 20 full-time staff based at three bureaus located in New York, Los Angeles and Nashville.


ADVERTISING AND SPONSORSHIPS


     We sell advertising and sponsorships against the cumulative audience viewing content on launch.com and Launch on CD-ROM. Launch sells advertisements that include placement on both launch.com and Launch on CD-ROM. Specific placement depends on the particular advertiser's media and creative goals. We negotiate pricing based on the size of the unique audience for all Launch properties, the extent of the placement and the length of the agreement. Launch's strategy is to focus on large, consumer brand advertisers who seek to reach the active music consumer in a relevant environment. Launch understands that advertisers aiming to reach young consumers making first time brand decisions desire advertising capable of making an emotional connection with the viewer. Launch offers advertisers the opportunity to make such connections with their potential consumers by delivering engaging advertising to a targeted audience or sponsoring a relevant content area. Advertisers derive significant value from targeted users who choose to spend time interacting with the content and the advertisement. Our research indicates that users who view advertisements in Launch tend to remember those advertisements more than advertisements appearing on traditional media.


     Launch derives a portion of its advertising revenues from banner advertisements that are prominently displayed at the top of pages throughout launch.com. Banner advertisements are typically sold based on a cost-per-thousand-impressions (CPM) basis. Targeted banners typically sell for higher CPM's than run-of-site banners.

From each banner advertisement, viewers can hyperlink directly to the advertiser's own Web site, thus providing the advertiser the opportunity to directly interact with an interested customer. Advertisers have the opportunity to purchase either run-of-site banners or banners specifically targeted to a subset of Launch members based on zip code, age, gender or musical preference. Launch charges premium advertising rates for any level of targeting.


     Upon completion of Launch's pending acquisition of the business of SW Networks from Sony Music, Launch intends to begin selling advertising to traditional radio advertisers. SW Networks has been engaged in the production of entertainment and news content regarding the music and entertainment industry for radio broadcast and Internet syndication, and Launch intends to continue this business. As compensation for providing such content to radio stations, Launch will typically receive either on-air inventory of radio advertisements or direct cash payments. To the extent that radio stations pay for Launch's content with radio advertisement inventory, Launch intends to continue SW Networks' practice of selling the majority of this inventory to traditional radio advertisers. Launch will depend on Global Media, a third-party advertising agency, to sell a majority of its radio advertisement inventory. See "Risk Factors -- We may be unable to integrate effectively Musicvideos.com, SW Networks or other businesses we may acquire in the future."


     Launch has derived a significant amount of its revenues to date from the sale of advertising. In 1997, advertising sales accounted for 59.3% of our revenues, and in 1998 they accounted for 60.6% of our revenues. Advertising orders are short term and subject to cancellation without penalty until shortly before the advertisement runs. Launch employs a direct sales force of nine professionals, and we intend to increase our staff in 1999. Although no advertiser accounted for more than 10% of net revenues in 1998, our four largest advertisers accounted for 23.5% of net revenues. Accordingly, we depend upon a limited number of advertisers in any quarterly period. The loss of a key advertising relationship or the cancellation or deferral of even a limited number of orders could adversely affect our quarterly financial performance. Advertisers in Launch in 1997, 1998 and/or 1999 include the following:

ABC                      Gillette              Nestle
AT&T                     Intel                 Nintendo
Certs                    Jack Daniels          Procter & Gamble
Citibank                 Jim Beam              Sony
Coca-Cola                Lee Jeans             Toyota
Dentyne                  Levi's                Universal Pictures
Dr. Pepper               Mazda                 VH-1
Ford                     Merck                 Visa
The GAP                  Miller

     Our revenues for the foreseeable future will depend substantially on sales of advertising and this dependence subjects us to certain risks. See "Risk Factors -- We must increase advertising sales to grow our business," "-- We must increase the size of our audience to attract advertisers and strategic alliances," "-- Sales cycles vary for advertising and may cause our operating results to fluctuate," "-- We depend on a limited number of advertisers and the loss of a number of these advertisers could adversely affect our operating results" and "-- Effectiveness and acceptance of digital media for advertising are unproven which discourages some advertisers from advertising on Launch."


COMMERCE OPPORTUNITY

     Launch currently sells pre-recorded music directly to consumers on both launch.com and Launch on CD-ROM. Either independently or through partnerships with leading merchants, Launch also intends to offer its users a variety of music related products such as concert tickets, artist merchandise, and eventually digital downloads of music. In addition, Launch intends to pursue opportunities to sell other lifestyle products relevant to its audience. We believe that aggregating active music consumers and understanding their tastes by leveraging our substantial database of information about our users positions Launch to be a valuable channel for merchants who are focused on the 12 to 34 year old demographic group.

STRATEGIC ALLIANCES


     Launch pursues strategic relationships to increase audience, build brand recognition and enhance content and distribution opportunities. We currently have strategic relationships in three principal areas: Media; Distribution; and Content, Sponsorship and Technology. Our future success depends to a significant extent upon the execution and success of these strategic relationships. See "Risk Factors -- We must maintain and establish strategic alliances to increase our audience and enhance our business."


     Media Arrangement


     Launch is the exclusive branded music content provider for the entertainment areas of NBC.com. Launch is also the primary provider of musiccontent for NBC Interactive Neighborhood. The alliance is designed primarily to provide visitors to NBC.com a more robust entertainment experience and to provide Launch with promotion and traffic for launch.com. NBC retains the rights to publish music content that it owns or controls and to accept sponsorships other than from identified competitors. In addition, the agreement provides that NBC is the exclusive television network to which Launch has the right to provide online music content.



     NBC and Launch have jointly created a co-branded music site on NBC.com, which is accessible both via the NBC.com homepage and through numerous "gateways" within the NBC.com environment. Gateway pages exist within areas of NBC.com that have an appropriate music component. For example, gateway pages reside in the areas for The Tonight Show with Jay Leno, Late Night with Conan O'Brien, Saturday Night Live, Homicide, and Teen NBC. In addition, special content areas have also been or may be created within these gateways, such as the upcoming "Kevin Eubanks' Jazz Pick of the Week" (Tonight Show with Jay
Leno), "Late Night Rocks! Trivia" (Late Night with Conan O'Brien), and a special "60s" music area in support of NBC's miniseries event, "The '60s." This content includes artist interviews, live performances and excerpts from recordings of acoustic performances and music videos. Launch sells and the parties share advertising revenue generated from the co-branded site. Launch receives additional promotion for its content and site on NBC's Videoseeker site.



     Pursuant to the agreement, NBC agrees to make good faith efforts to provide on-air time to promote the availability of music content on NBC.com. As consideration for this agreement, NBC received 392,156 shares of Launch Series D stock in February 1998, certain of which shares are subject to forfeiture if NBC does not provide specified amounts of on-air promotion. The agreement expires in April 2000 and can be extended by consent of the parties for an additional two years if certain performance criteria are met. NBC may cancel the agreement upon 90 days notice, subject to certain penalties.


     Distribution Agreements


     In February 1999, Launch entered into a strategic alliance with AOL pursuant to an interactive services agreement, which provides, among other things, for Launch to be an anchor tenant on the AOL Music Channel and its genre specific sub-channels. Launch has also been assigned specific keywords within the AOL service. Launch pays AOL a fee and AOL guarantees Launch a minimum number of impressions per year. In addition, the contract entitles AOL to a portion of advertising revenues from the transition page between the AOL service and launch.com. The agreement has a 14-month term.



     In January 1999, Launch entered into a strategic relationship with Microsoft pursuant to a promotion agreement that provides, among other things, for Launch to be the primary provider of content for the music category on the MSN Entertainment Channel. This agreement promotes launch.com on the MSN Entertainment Channel and encourages users to visit launch.com. Launch provides music content headlines on MSN which link to launch.com for the full story. Certain pages where Launch provides content are co-branded and Microsoft retains the advertising revenue. Launch pays Microsoft a fee and provides certain promotion on Launch on CD-ROM. The agreement terminates in March 2000 and may be extended by mutual agreement.



     In September 1998, Launch entered into a distribution agreement with Infoseek pursuant to which Launch provides content headlines to both the Go.com and Infoseek entertainment and music sub-channels. Launch pays a fee to Infoseek and provides certain promotion on Launch on CD-ROM in return for a guaranteed minimum number of impressions. The agreement terminates in November 1999 or upon 60 days notice by either party, and may be extended by mutual agreement.



     In January 1999, Launch entered into agreements with Snap! LLC, an Internet search and portal service. Pursuant to these agreements, Launch provides Snap with links to certain music content. The Launch content headlines can be found on both My Snap (Snap's personalized home page) and on the Snap Entertainment news headlines page. All links take the user to a co-branded Launch page. Either agreement may be terminated by either party upon 30 days notice.



     In February 1999, Launch entered into a further agreement with Snap! LLC to provide Snap with music content for Snap!'s Project Cyclone, Snap's enhanced, high-speed version of its general Internet search and portal service that focuses on rich media content. All Launch music links and portions of content on Cyclone take the user to either a Launch branded area on Cyclone or to a Launch page. The initial term of the agreement expires in August 1999 and may be terminated by either party at any time upon 15 days notice.



     Content, Sponsorship and Technology



     Launch and Sony Music have agreed, concurrently with and contingent upon the closing of the SW Networks acquisition, to enter into two other agreements: a sponsorship and content license agreement and a music video license. Under the sponsorship content license, Launch grants to Sony Music a nonexclusive license to the content generated by SW Networks and supplied by Launch to radio stations. In return, Sony Music will pay Launch a quarterly license fee of $50,000. In addition, this license agreement provides that Sony Music and its affiliates will purchase advertising and promotional spots on Web sites or other media properties owned by Launch, in a minimum aggregate amount of $800,000 in the first year of the agreement, $1.3 million in the second year of the agreement and $1.3 million in each additional year of the agreement if renewed. Any advertising or promotional purchases by Sony Music or certain affiliates of Sony Music in excess of such minimum amounts shall be applied towards the next year's minimum commitment. The initial term of this agreement is two years, with extensions of three successive one-year terms at the option of Sony Music.



     The music video license involves the nonexclusive license by Sony Music to Launch of certain music videos for streaming video channels that Sony Music makes generally available to third parties for exhibition. As part of this license, Launch will share advertising, sponsorships and e-commerce revenues generated in connection with Launch's music video content on launch.com. The term of this Agreement is 12 months from the initial viewing of music videos provided by Sony Music on launch.com, but in no event longer than 13 months from the date of the initial execution of the agreement.



     The music videos and audio channels available on launch.com use Microsoft's Windows Media Player technology for displaying content. Launch has a strategic alliance with Microsoft pursuant to which Microsoft is the premier sponsor for Launch's programmed audio channels that use the Windows Media Player platform.



     We are working closely with various strategic partners in order to deliver Launch content over broadband distribution channels as they achieve more widespread consumer acceptance. In February 1998, Launch entered into a strategic agreement with Intel Corporation pursuant to which Intel is developing technology to enable delivery of Launch music content over broadband distribution systems such as cable modem and satellite data broadcast. Prior to the completion of the development contemplated by the agreement, either party may terminate this agreement upon written notice. In consideration of Intel's entry into this agreement, Launch issued 65,359 shares of series D stock to Intel. In addition, Intel acquired 516,340 additional shares in Launch's February 1998 financing.


MARKETING AND BRAND AWARENESS

     Launch employs a variety of methods to increase its audience and build brand recognition and loyalty. We believe that the most effective means of consumer marketing is creating programs that allow a potential user the opportunity to sample

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

the product. As a result, Launch has used various direct marketing techniques, such as the distribution agreements described above for launch.com, and Internet and direct response television advertisements offering no-risk subscriptions to Launch on CD-ROM. A portion of our marketing staff is dedicated to these types of direct marketing programs.

     In addition to direct marketing, certain of our marketing staff focuses on other forms of brand awareness including traditional media advertising such as print, radio and outdoor. Launch also has a dedicated public relations team focused on generating press coverage in both trade and consumer media.

     Launch is developing a half-hour, entertainment show for television entitled Launch TV. The primary purposes of the show are to build brand awareness for Launch and to drive traffic to our digital media properties. Much of the video production for Launch on CD-ROM is similar to television production, and we believe that we can effectively leverage our access to content and production resources to create a high-quality television show that increases Launch's audience.

OPERATIONS AND INFRASTRUCTURE

     Launch.com's operating infrastructure has been designed and implemented to support the reliable and swift delivery of millions of page views a day. Key attributes of this infrastructure include scalability, performance and service availability.


     Web pages are generated and delivered, in response to end-users requests, by any one of seventeen front-end Web and applications servers, and two database servers. Launch's servers run on the Microsoft Windows NT operating system and Microsoft's IIS Web server software. Launch uses a variety of Web-based applications software to provide the services it offers. These currently include Acuity Corporation, formerly iChat Inc., for real-time chat, NetPerceptions Inc. for collaborative filtering, although originally built on Firefly, Microsoft Site Server 3.0 Useage Analyst for Web-traffic measurement, and Microsoft's SQL
7.0 for databases. Launch utilizes DoubleClick's DART technology to deliver its advertisements. Launch is in the process of implementing Vignette Story Server 4.0, a content managing and publishing system.



     Launch maintains all of its launch.com production servers at the Irvine, California Data Center of Exodus Communications, Inc. Launch's operations are dependent upon Exodus's ability to protect its systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins and other events. Exodus provides comprehensive facilities management services including human and technical monitoring of all production servers 24 hours per day, seven days per week. Exodus provides the means of connectivity for Launch's servers to end-users via the Internet through multiple DS3 and OC12 connections. These connections link to many different parts of the Internet via a combination of public and private peering agreements. The facility is connected to two independent power grids, has two independent uninterruptible power supplies ("UPS"), which are battery-powered, as well as two independent diesel generators designed to provide power to the UPS systems within seconds of a power outage.


     All of Launch's production data are copied to backup tapes each night and stored at a third-party, off-site storage facility. Launch is in the process of developing a comprehensive disaster recovery plan to respond to system failures. Launch keeps

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


all of its production servers behind firewalls for security purposes and does not allow outside access, at the operating systems level, except via special secure channels. Strict password management and physical security measures are followed. Computer Security Response Team alerts are read, and, where appropriate, recommended action is taken to address security risks and vulnerabilities. See "Risk Factors -- Our systems may fail or limit user traffic."


     Launch services its subscribers to the CD-ROM through Centrobe, a full service fulfillment company located in Boulder, Colorado. Centrobe has been in the fulfillment business for fifty years managing over 170 million subscribers. As our fulfillment vendor, Centrobe is responsible for processing orders, generating billings and renewals, processing payment, and providing effective customer service. Centrobe manages the complete database of Launch on CD-ROM subscribers. Centrobe generates detailed fulfillment, customer service, and circulation reports that allow us to effectively analyze our direct marketing efforts.

COMPETITION


     Competition among media companies seeking to attract the active music consumer is intense. Traditional media companies such as television broadcasters, magazine publishers and radio stations are constantly refining their content and strategies to increase their audiences and capture advertising expenditures. Further, the number of Web sites competing for the attention and spending of members, users and advertisers has increased, and we expect it to continue to increase, particularly because there are so few barriers to entry on the Web. We compete for members, users and advertisers with the following types of companies:


     - publishers and distributors of traditional media, such as television, radio and print, including MTV, CMT, Rolling Stone and Spin, and their Internet affiliates;

     - online services or Web sites targeted at music consumers, such as SonicNet, mp3.com and UBL;

     - Web retrieval and other Web "portal" companies, such as Excite, Inc., Infoseek Corporation, Lycos, Inc. and Yahoo! Inc.; and
     - online music retailers, such as CDNow and Amazon.com.


     Launch believes that the primary competitive factors in creating a music destination that attracts a large audience composed of our target demographic group are the following:



     - quality and diversity of content;


     - ability to personalize content;


     - community experience; and


     - brand awareness.

     Increased competition could result in advertising price reductions, reduced margins or loss of market share, any of which could adversely affect our business. Because we compete for advertisers with traditional advertising media, our business could suffer if advertisers do not view digital media as effective for advertising. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including the following:

     - larger technical, production and editorial staffs;
     - greater name recognition;
     - better access to content;
     - more established Internet presence;
     - larger customer bases; and
     - substantially greater financial, marketing, technical and other resources.

If we fail to compete effectively or if we experience any pricing pressures, reduced margins or loss of market share resulting from increased competition, our business could be adversely affected.

GOVERNMENTAL REGULATION


     Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. The United States Congress has enacted Internet laws regarding children's privacy, copyrights and taxation. Such legislation could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium. Although our transmissions originate in California, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The European Union recently enacted its own privacy regulations that may result in limits on the collection and use of certain user information. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising.



     The growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Furthermore, the Federal Trade Commission has recently investigated the disclosure of personal identifying information obtained from individuals by Internet companies. In the event the Federal Trade Commission or other governmental authorities adopt or modify laws or regulations relating to the Internet, our business, results of operations and financial condition could be adversely affected. See "Risk Factors-- Governmental regulation of the Web may restrict our business."


     Launch does not collect sales or other taxes in respect of goods sold to users on launch.com. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies, such as Launch, which engage in or facilitate online commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect our opportunity to derive financial benefit from electronic commerce. Moreover, if any state or foreign country were to successfully assert that Launch should collect sales or other taxes on the exchange of merchandise on its system, our results of operations could be adversely affected.


     Legislation limiting the ability of states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. We cannot assure you that this legislation will ultimately become law or that the tax moratorium in the final version of this legislation will be ongoing. Failure to enact or renew this legislation, once enacted, could allow various states to impose taxes on Internet-based commerce, which could adversely affect our business. See "Risk Factors -- Imposition of sales and other taxes on e-commerce transactions may hinder e-commerce."


INTELLECTUAL PROPERTY


     The music and music videos featured in Launch are copyrighted works of third parties, including record labels, artists and songwriters. Each piece of music or music video content may have multiple copyright owners, some with rights in the sound recording, covering the particular performance, others with rights in the musical composition, covering the lyrics and music, and in the case of music videos, others with rights to the visual content. Launch has different licensing arrangements with these parties depending on how the song or music video is used by Launch and the length of part of the song included. In certain cases, we use content without a license because we do not believe a license is required; however, the laws in this area are uncertain. Our arrangements range from formal contracts to informal agreements based on the promotional nature of the content. In some cases Launch pays a fee to the licensor for use of the music or music video and in other cases the use is free. Launch also uses other content, including images, that are copyrighted works of others. We rely on our positive working relationships with copyright owners to obtain licenses on favorable terms. Any changes in the nature or terms of these arrangements, including any requirement for Launch to pay significant fees for the use of the content, could have a negative impact on the availability of content or our business.


     Copyrighted material that Launch develops internally, as well as trademarks relating to the Launch brand and other proprietary rights are important to our success and our competitive position. We seek to protect our copyrights, trademarks and other proprietary rights, but these actions may be inadequate. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our proprietary information. We cannot assure you that the steps we have taken will prevent misappropriation of our proprietary rights, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. If third parties were to use or otherwise misappropriate our copyrighted materials, trademarks or other proprietary rights without our consent or approval, our competitive position could be harmed, or we could become involved in litigation to enforce our rights. It is also possible that we could become subject to infringement actions based upon the content licensed from third parties. Any such claims or disputes could subject us to costly litigation and the diversion of our financial resources and technical and management personnel. Further, if our efforts to enforce our intellectual property rights are unsuccessful or if claims by third parties against Launch are successful, we may be required to change our trademarks, alter the content and pay financial damages. We cannot assure you that such changes of trademarks, alteration of content or payment of financial damages will not adversely affect our business. See "Risk Factors -- We depend on the music industry for our content" and "-- We depend upon intellectual property rights and licensed material."


EMPLOYEES

     As of December 31, 1998, Launch had 73 full-time employees. Our future performance depends in significant part on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time, Launch also employs independent contractors to support our research and development, marketing, sales and support and administrative organizations. None of Launch's employees is represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

FACILITIES


     Our principal administrative, sales, marketing and production facilities are located at our headquarters, which consists of approximately 21,375 square feet of office and studio production space in Santa Monica, California. Our sublease for the Santa Monica facility provides for rental payments of $365,704 per year and expires in June 2003. We have the option to renew the sublease for one additional four year period. We also sublease approximately 2,300 square feet of office space in New York, New York for use as an East Coast sales and marketing office. The New York sublease provides for rental payments of $78,676 per year and expires in December 2003. We believe that our current facilities will be adequate to meet our needs for the foreseeable future. We believe that suitable additional facilities will be available in the future as needed on commercially reasonable terms.


LEGAL PROCEEDINGS

     From time to time, Launch may be involved in litigation relating to claims arising out of its operations. As of the date of this prospectus, we are not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth certain information regarding the executive officers and directors of Launch as of March 30, 1999:


                NAME                  AGE                 POSITION
                ----                  ---                 --------
David B. Goldberg...................  31    Chairman of the Board of Directors
                                            and Chief Executive Officer
Robert D. Roback....................  31    President and Director
Jeffrey M. Mickeal..................  38    Chief Financial Officer and
                                            Secretary
James E. Hughes.....................  41    Senior Vice President, General
                                            Manager, launch.com
Spencer A. McClung, Jr..............  32    Senior Vice President, Broadband
Paige M. Arnof-Fenn.................  33    Senior Vice President, Marketing
Thomas C. Hoegh(1)..................  32    Director
Richard D. Snyder(1)(2).............  40    Director
Sergio S. Zyman(2)..................  53    Director

-------------------------

(1) Member of the audit committee.



(2) Member of the compensation committee.



     David B. Goldberg has served as Launch's chairman of the board and chief executive officer since he co-founded Launch in February 1994. Prior to that time, from October 1991 to December 1993, Mr. Goldberg was director of marketing strategy and new business development at Capitol Records, a major record label in Hollywood, California. Mr. Goldberg was a consultant at Bain & Co., a major strategy consulting firm, from September 1989 to September 1991. Mr. Goldberg is a member of the National Academy of Recording Arts and Sciences. Mr. Goldberg holds an A.B. in history and government from Harvard University.



     Robert D. Roback has served as Launch's president and a director since he co-founded Launch in February 1994. Prior to that time, from October 1992 to February 1994, Mr. Roback was a securities attorney at Mayer, Brown & Platt, a major international law firm in Chicago, Illinois. Mr. Roback holds a B.S. in economics from The Wharton School of the University of Pennsylvania and is a graduate of the University of Minnesota Law School.



     Jeffrey M. Mickeal has served as Launch's chief financial officer and secretary since April 1995. Prior to that time, from September 1982 to March 1995, Mr. Mickeal was a senior manager at Coopers & Lybrand L.L.P. in Los Angeles, California in their entrepreneurial advisory services group. Mr. Mickeal holds a B.A. in business/economics from the University of California, Santa Barbara and is a Certified Public Accountant.



     James E. Hughes has served as Launch's senior vice president and general manager, launch.com since July 1998. From its creation in April 1996 until July 1998, Mr. Hughes was vice president of marketing and creative development of E! Online, LLC, an Internet entertainment company. Mr. Hughes was one of the founders of the CNET/E! Entertainment Television joint venture. From 1992 until April 1996, Mr. Hughes was employed by E! Entertainment Television, first as a writer/producer in the programming department, then as manager, news projects, and finally as director, promotions, in the marketing department. From 1986 until 1991, Mr. Hughes served as media communications consultant at Aetna Life & Casualty in Hartford, Connecticut. Mr. Hughes holds a B.S. from Southern Connecticut State University.



     Spencer A. McClung, Jr. has served as Launch's senior vice president, broadband, since July 1997. From July 1996 to June 1997, he served as Launch's senior vice president, marketing. From January 1996 to July 1996, Mr. McClung served as Launch's vice president, marketing. From July 1995, when he joined Launch, to January 1996, he served as Launch's senior director, marketing. From July 1991 to July 1993, he served as a senior financial analyst at the Walt Disney Company. From June 1989 to July 1991, he served as a financial analyst at Trammell Crow Ventures, a real estate development company. Mr. McClung holds a B.A. from Texas A&M University and an M.B.A. from Harvard Business School.



     Paige M. Arnof-Fenn has served as Launch's senior vice president, marketing, since December 1997. Prior to that time, from May 1997 to December 1997, Ms. Arnof-Fenn was special assistant to the chief marketing officer of The Coca-Cola Company. From September 1994 to April 1997, Ms. Arnof-Fenn was director of the 1996 olympic commemorative coin program. From August 1991 to July 1994, Ms. Arnof-Fenn was in brand management at The Procter & Gamble Company. Ms. Arnof-Fenn holds an A.B. from Stanford University and an M.B.A. from Harvard Business School.



     Thomas C. Hoegh has been a member of Launch's board of directors since June 1998. He has been managing director of Arts Alliance, a venture capital firm in London, England, since July 1997. From August 1995 to June 1997, Mr. Hoegh was a student at Harvard Business School. From January 1992 to August 1995, Mr. Hoegh was an independent artistic director.



     Richard D. Snyder has been a member of Launch's board of directors since February 1998. He has been president of Avalon Investments, Inc., a venture capital management company in Ann Arbor, Michigan, since September 1997. From January 1996 to August 1997, Mr. Snyder was president and chief operating officer of Gateway 2000, Inc., a computer manufacturer. He served as executive vice president of Gateway 2000 from July 1991 until January 1996.



     Sergio S. Zyman has been a member of Launch's board of directors since July 1998. He served as the Chief Marketing Officer of The Coca-Cola Company from August 1993 to May 1998. Mr. Zyman serves as a director of The Gap, Coca-Cola FEMSA and The HoneyBaked Ham Company.



     Currently, all directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. There are no family relationships among the directors or officers of Launch.


BOARD COMMITTEES


     We have established an audit committee and a compensation committee. The audit committee, which currently consists of Mr. Hoegh and Mr. Snyder, reviews the internal accounting procedures of Launch and consults with and reviews the services provided by our independent auditors. The compensation committee, which currently consists of Mr. Zyman and Mr. Snyder, reviews and recommends to the board of directors the compensation and benefits of all officers of Launch and establishes and reviews general policies relating to compensation and benefits of employees of Launch.


DIRECTOR COMPENSATION


     Launch reimburses members of its board of directors for out-of-pocket expenses incurred in the performance of their duties as directors of Launch. No member of our board of directors currently receives any additional cash compensation for his services as a director of Launch.


CHANGE OF CONTROL ARRANGEMENTS


     Pursuant to the terms of an employment agreement between Mr. Mickeal and Launch, if Mr. Mickeal's employment with Launch is terminated other than for cause within six months of a change of control transaction, he will be entitled to receive the following payments and benefits:



     (a) his accrued but unpaid base salary for the period ending with the date his employment is terminated;



     (b) his earned but unpaid bonuses, if any, for the period ending with the date his employment is terminated;



     (c) payment for accrued but unpaid vacation days, determined as of the date his employment is terminated in accordance with Launch's policy as in effect from time to time; and


     (d) his base salary as in effect on the date his employment is terminated for the period of time commencing on his termination date and ending on the earlier of the date five months after his date of termination, the date upon which Mr. Mickeal violates various confidentiality or noncompetition provisions of the employment agreement or the date of Mr. Mickeal's death.


     Under the 1998 stock option plan, in the event of a change of control transaction in which (a) the option is not assumed or substituted for by the acquiring corporation, or (b) the optionee's service is terminated other than for cause within 12 months after the acquisition, or the optionee resigns for good reason during such period, 50% of the unvested shares of stock subject to the option will become fully exercisable as of the date of such event. See "Stock Plans -- 1998 Stock Option Plan."

EXECUTIVE COMPENSATION


     The following table sets forth information concerning the compensation paid by Launch to Launch's chief executive officer and each of its other executive officers whose total compensation exceeded $100,000 (the "named executive officers") during the fiscal year ended December 31, 1998:


                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                    COMPENSATION
                                                                   ---------------
                                                                       AWARDS
                                     ANNUAL COMPENSATION           ---------------
                                 ----------------------------        SECURITIES
                                               OTHER ANNUAL          UNDERLYING
                                 SALARY($)    COMPENSATION($)      OPTIONS/SARS(#)
                                 ---------    ---------------      ---------------
David B. Goldberg..............  $110,000         $15,789(1)           40,000
  Chief Executive Officer
Robert D. Roback...............   110,000              --              40,000
  President
Jeffrey M. Mickeal.............   112,500              --              13,000
  Chief Financial Officer and
  Secretary
Spencer A. McClung, Jr.........   105,000              --              41,000
  Senior Vice President,
  Broadband
Paige M. Arnof-Fenn............   100,000              --              10,000
  Senior Vice President,
  Marketing

-------------------------
(1) Represents a note payable to Launch that was forgiven in December 1998.


     The following table provides information concerning grants of options to purchase Launch's common stock made during the fiscal year ended December 31, 1998 to the CEO and the named executive officers:


                       OPTION GRANTS IN FISCAL YEAR 1998

                                                                                               POTENTIAL REALIZABLE VALUE AT
                          NUMBER OF      % OF TOTAL                                DEEMED         ASSUMED ANNUAL RATES OF
                          SECURITIES      OPTIONS                                 VALUE PER       STOCK PRICE APPRECIATION
                          UNDERLYING     GRANTED TO     EXERCISE                  SHARE FOR         FOR OPTION TERM (5)
                           OPTIONS      EMPLOYEES IN    PRICE PER   EXPIRATION      DATE       ------------------------------
          NAME            GRANTED(1)   FISCAL 1998(2)   SHARE(3)       DATE      OF GRANT(4)      0%         5%        10%
          ----            ----------   --------------   ---------   ----------   -----------   --------   --------   --------
David B. Goldberg.......    40,000          12.2%         $2.00       5/7/08        $6.10      $164,000   $317,450   $552,873
Robert D. Roback........    40,000          12.2           2.00       5/7/08         6.10       164,000    317,450    552,873
Jeffrey M. Mickeal......     5,000           1.5           2.00      3/12/08         6.10        20,500     39,681     69,109
                             8,000           2.4           3.00      9/15/08         7.65        37,200     75,688    134,737
Spencer A. McClung,
  Jr. ..................    33,000          10.1           2.00      3/12/08         6.10       135,300    261,896    456,120
                             8,000           2.4           3.00      9/15/08         7.65        37,200     75,688    134,737
Paige M. Arnof-Fenn.....    10,000           3.1           3.00      9/15/08         7.65        46,500     94,610    168,421

-------------------------

(1) All options granted to the CEO and the named executive officers in 1998 were granted under the 1998 stock option plan. Each option vests and becomes exercisable over a period of four years. See "Stock Plans."

(2) Based on an aggregate of 326,800 shares subject to options granted in fiscal 1998.


(3) All options were granted at an exercise price equal to the fair market value of Launch's common stock as determined by the board of directors of Launch on the date of grant. In determining the fair market value of Launch's common stock, the board of directors considered various factors, including Launch's financial condition and business prospects, its operating results, the absence of a market for its common stock and the risks normally associated with technology companies. Launch's common stock was not publicly traded at the time of the option grants to the named officers.


(4) The deemed value for the date of grant was determined after the date of grant solely for financial accounting purposes.

(5) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 0%, 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent Launch's estimate or projection of the future common stock price. The assumed rate of 0% indicates the value at the effective date of the offering based on the deemed value for financial accounting purposes less the exercise price.

OPTION EXERCISES AND HOLDINGS


     No options were exercised during the fiscal year ended December 31, 1998 by the CEO or any of the named executive officers. The following table provides information with respect to unexercised options held as of December 31, 1998 by the CEO and each of the named executive officers:


                            FISCAL YEAR-END OPTIONS


                               NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED               IN-THE-MONEY
                             OPTIONS AT DECEMBER 31,         OPTIONS AT DECEMBER 31,
                                     1998(1)                         1998(2)
                           ----------------------------    ----------------------------
          NAME             EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
          ----             -----------    -------------    -----------    -------------
David B. Goldberg........    13,833          38,166         $ 95,916        $251,084
Robert D. Roback.........    29,833          46,166          211,916         309,084
Jeffrey M. Mickeal.......    52,437          17,562          378,592         111,158
Spencer A. McClung,
  Jr. ...................    22,874          45,125          160,325         293,925
Paige M. Arnof-Fenn(3)...     4,625          25,375           32,438         167,563


-------------------------

(1) All options were granted under Launch's 1994 and 1998 stock option plans. These options vest over four years and otherwise generally conform to the terms of the option plans.


(2) Calculated on the basis of the deemed fair value of the underlying securities on December 31, 1998 of $8.50 per share, determined for financial accounting purposes, minus the exercise price.


(3) All options held by Ms. Arnof-Fenn become fully exercisable upon completion of this offering. Any shares acquired upon exercise of such options may not be sold or otherwise transferred prior to two years following the date of this prospectus without the prior written consent of the board of directors.

STOCK PLANS


     1994 Stock Option Plan. Launch's 1994 stock option plan authorizes Launch to grant stock options to employees, including officers, and directors of Launch. Under the 1994 plan, Launch may grant incentive stock options to employees or nonstatutory stock options to any person who provides services to Launch. As of February 28, 1999, options to purchase an aggregate of 199,800 shares of common stock at a weighted average price of $1.25 per share were outstanding under the 1994 plan. The board of directors has determined not to grant options under the 1994 plan in the future.



     1998 Stock Option Plan. Launch's 1998 stock option plan was approved by the board of directors and the stockholders in March 1998. The 1998 plan authorizes Launch to grant incentive stock options to employees, and nonstatutory stock options to employees, including officers, non-employee directors and consultants. Because non-employee directors are eligible to receive grants under the 1998 plan, Launch has not adopted a separate plan which provides for the formula grant of stock options to non-employee directors.



     A committee of the Board of Directors administers the 1998 plan. The administering committee has the authority to select the persons to whom options are granted and determine the terms of each option, including


     (a) the number of shares of common stock covered by the option,

     (b) when the option becomes exercisable,


     (c) the per share option exercise price, which must be at least 100% of the fair market value of a share of common stock as of the date of grant or 110% of such fair market value for incentive stock options granted to 10% stockholders, and



     (d) the duration of the option, which may not exceed 10 years, or, with respect to incentive stock options granted to 10% stockholders, five years.



     Generally, options granted under the 1998 plan become exercisable as the underlying shares vest pursuant to a schedule established by the administering committee. Options granted under the 1998 plan cannot be transferred except by will or the laws of descent and distribution.



     In the event of a change in control of Launch, 50% of the unvested shares subject to an option granted under the 1998 plan will become vested if either
(a) the acquiring corporation does not assume or substitute for the option, or
(b) the optionee's service is terminated other than for cause within 12 months after the acquisition or the optionee resigns for good reason during such period.



'The total number of shares reserved for issuance under the 1998 plan is 2,000,000 shares, of which, as of February 28, 1999, 1,295 shares have been issued upon the exercise of options. Options to purchase of a total of 589,102 shares of common stock at a weighted average exercise price of $2.34 per share were outstanding and 1,410,898 shares were available for future option grants.



     1999 Employee Stock Purchase Plan. Launch has reserved a total of 300,000 shares of common stock for issuance under the 1999 employee stock purchase plan. Launch will not issue any of these shares prior to the effective date of this offering. The purchase plan, which is intended to qualify under section 423 of the Internal Revenue Code, is administered by the board of directors or by a committee of the board. Employees, including officers and employee directors, of Launch or any subsidiary designated by the board of directors for participation in the purchase plan are eligible to participate in the purchase plan if they are customarily employed for more than 20 hours per week and more than five months per year. The purchase plan will be implemented by offerings, the first of which will commence on the effective date of this offering and will terminate on January 31, 2002 and will be divided into four purchase periods. After the initial offering, offering periods under the purchase plan will have a duration of six months and will generally begin on February 1 and August 1 of each year. Participants will purchase shares on the last day of each purchase period during the initial offering and the last day of each subsequent offering period. The board of directors may change the dates or duration of one or more offerings, but no offering may exceed 27 months. The purchase plan permits eligible employees to purchase common stock through payroll deductions at a price no less than 85% of the lower of the fair market value of the common stock on (a) the first day of the offering, or (b) the purchase date. Participants generally may not purchase stock having a value, as measured at the beginning of the offering, greater than $25,000 in any calendar year. In the event of certain changes in control of Launch, the board may accelerate the purchase date to a date prior to the change in control unless the acquiring corporation assumes or replaces the purchase rights outstanding under the purchase plan.


LIMITATION OF LIABILITY AND INDEMNIFICATION


     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (a) any breach of their duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payments of dividends or unlawful stock repurchases or redemptions or (d) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.



     Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.



     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in Launch's bylaws. These agreements, among other things, provide for indemnification of Launch's directors and executive officers for certain expenses, including attorneys fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Launch, arising out of such person's services as a director or executive officer of Launch, any subsidiary of Launch or any other company or enterprise to which the person provides services at the request of

Launch. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Launch pursuant to the provisions of our charter documents, Delaware law or the agreements described above, Launch has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                              CERTAIN TRANSACTIONS

     Since February 1, 1997 there has not been, nor is there currently, any transaction or series of similar transactions to which Launch was or is a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than five percent of Launch's capital stock had or will have a direct or indirect material interest other than (a) agreements which are described where required under the caption "Management" and
(b) the transactions described below.


     In September 1997, Launch entered into a financial advisory services letter agreement with Allen & Company Incorporated, pursuant to which Allen & Company Incorporated provides financial advisory services to Launch. Pursuant to this letter agreement, Launch issued Allen & Company Incorporated warrants to purchase 292,704 shares of common stock in September 1997 and 287,501 shares of common stock in May 1998, each at an exercise price of $1.25 per share. Of these, warrants to purchase 35,709 shares of common stock are not exerciseable until the warrants held by NBC Multimedia, Inc. and General Electric Capital Corporation become exerciseable. In connection with further services provided by Allen & Company Incorporated in connection with Launch's sale of series D stock in February 1998, Launch paid $315,000 to Allen & Company Incorporated. The financial advisory services letter agreement expires on September 8, 2000.



     In February 1998, Launch entered into a strategic alliance agreement and a content provider agreement with NBC Multimedia, Inc., a 15.9% stockholder. Pursuant to the strategic alliance agreement, Launch agreed to supply music content and information to NBC in connection with NBC's Web site, NBC.com. In addition, Launch also agreed to issue a warrant to purchase 388,437 shares of series D stock to NBC Multimedia, Inc. and a warrant to purchase 60,000 shares of series D stock to General Electric Capital Corporation, an affiliate of NBC, at a price equal to the lower of (1) $22.95 per share or (2) the per share proceeds to Launch for shares of common stock issued in connection with this offering. Each warrant becomes exerciseable if:


     (a) NBC offers to extend the term of the strategic alliance agreement for an additional two years;


     (b)(1) Launch completes an initial public offering, (2) NBC has provided certain on-air, music-related promotions for Launch on NBC.com and (3) NBC agrees to extend the term of the strategic alliance agreement for two years; or



     (c) if certain other conditions are met.



     The warrants terminate upon the earlier of (a) February 27, 2003 or (b) the consummation of Launch's initial public offering in which shares of common stock are issued at a per share price of at least $15.00 and Launch receives aggregate proceeds of at least $15.0 million.



     In accordance with the terms of the second amended and restated investor rights agreement, if Launch elects to repurchase shares of its capital stock, NBC has the right to purchase all such shares until it holds 10% of Launch's outstanding capital stock.



     In February 1998 and May 1998, Launch issued an aggregate of 3,345,227 shares of series D stock at $7.65 per share in a preferred stock financing transaction. The series D stock will convert into Launch common stock on a one-for-one basis upon the closing of this offering. The following table summarizes the shares of series D stock purchased in the financing by executive officers, directors and 5% stockholders of Launch and persons and entities associated with them. See "Principal Stockholders."


                    INVESTORS                       SERIES D PREFERRED STOCK
                    ---------                       ------------------------
Arts Alliance(1)..................................          868,102
Intel Corporation.................................          581,699
Avalon Technology LLC.............................          588,235
The Phoenix Partners III and IV Limited
  Partnerships(2).................................          522,875
NBC Multimedia, Inc...............................          392,156
General Electric Capital Corporation..............          392,156

---------------

(1) Arts Alliance acts as investment adviser to Goran Enterprises and Digital Ventures which together purchased an aggregate of 868,102 shares of Launch's series D stock.



(2) Of the 522,875 shares of series D stock purchased by The Phoenix Partners III and IV Limited Partnerships, 417,657 of such shares were purchased by The Phoenix Partners III Limited Partnership and 105,218 of such shares were purchased by the Phoenix Partners IV Limited Partnership.



     In February 1998, Launch entered into a software license and development agreement with Intel Corporation, an 10.2% stockholder, pursuant to which Launch and Intel agreed to work together to create a music application using broadband broadcast distribution and in consideration of this agreement, Launch issued Intel 65,359 shares of series D stock.



     In October 1998, Launch made a loan to Mr. Goldberg, Launch's chief executive officer and chairman of the board of directors, in the principal amount of $100,000. The loan is secured by 50,000 shares of Launch common stock held by Mr. Goldberg. The loan accrues interest at a rate of 8% per year. At February 28, 1999, approximately $102,650 of principal and accrued interest was outstanding under the loan. Mr. Goldberg's loan will become due and payable upon 60 days written notice from Launch.


     In November 1998, Launch entered into an architectural development and assistance agreement with Intel Corporation. Pursuant to the terms of these agreements, Launch agreed to develop a product which is able to use the capabilities of a processor developed by Intel. In connection with this agreement, Intel has agreed to pay Launch certain amounts and to provide technical assistance, and Launch has agreed to pay Intel a portion of revenues derived from the jointly developed product.


     On February 15, 1999, Launch entered into a note purchase agreement in which it agreed to issue a convertible subordinated promissory note in the amount of $1.0 million to Avalon Technology LLC, an 7.6% stockholder, and a convertible subordinated promissory note in the amount of $500,000 to Goran Enterprises Limited, a 11.2% stockholder. The notes accrue interest at 8.5% per annum from the issuance date and are due February 29, 2000. The notes automatically convert into shares of Launch stock upon the earlier of:

     (a) Launch's consummation of an initial public offering with a sales price per share of at least $10.00 and aggregate gross proceeds to Launch of at least $15.0 million;



     (b) an acquisition transaction in which the stockholders of Launch prior to such transaction own less than 50% of the voting securities of the surviving entity after such transaction; or


     (c) February 29, 2000.


     If Launch consummates an initial public offering prior to August 31, 1999, the notes and any accrued interest thereon automatically convert to common stock at a per share price equal to 80% of the initial public offering price per share. If Launch does not consummate an initial public offering by August 31, 1999, then, at the option of the holder which may be exercised at any time between August 31, 1999 and February 29, 2000, the notes and any accrued interest thereon are convertible into series D stock at a per share price equal to $7.65. If the conversion occurs in connection with an acquisition transaction, the notes and any accrued interest thereon automatically convert into series D stock at a per share price equal to $7.65.



     During 1997 and 1998, Launch received advertising revenue from Intel Corporation of $12,000 and $219,000, respectively, of which $102,550 was included in accounts receivable of Launch at December 31, 1998.



     Launch has entered into a stock purchase agreement with Sony Music Entertainment, Inc., and Launch and Sony have agreed to enter into a sponsorship and content license agreement and a music video license agreement simultaneously with the closing of this offering. This transaction is described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Events" and "Business -- Strategic Alliances."



     Launch believes that all transactions with affiliates described above were made on terms no less favorable to Launch than could have been obtained from unaffiliated third parties. Launch's policy is to require that a majority of the independent and disinterested outside directors on our board of directors approve all future transactions between Launch and its officers, directors, principal stockholders and their affiliates. Such transactions will continue to be on terms no less favorable to Launch than it could obtain from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth the beneficial ownership of Launch's common stock as of February 28, 1999 and as adjusted to reflect the sale of the shares of common stock offered hereby by:


     - each person or entity who is known by Launch to beneficially own more than 5% of Launch's outstanding common stock;


     - the CEO, each of the named executive officers and each of Launch's directors; and


     - all executive officers and directors as a group.

     Unless otherwise indicated, the address for each of the named individuals is c/o Launch Media, Inc., 2700 Pennsylvania Avenue, Santa Monica, California 90404. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. The number of shares in the table assumes no exercise of the underwriters' overallotment option.


     Applicable percentage ownership in the table is based on 7,730,012 shares of common stock outstanding as of February 28, 1999 and 12,428,593 shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of February 28, 1999 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding such options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire Launch's capital stock that are presently outstanding or granted in the future or reserved for future issuance under Launch's stock plans, there will be further dilution to new public investors.



                                                      SHARES BENEFICIALLY OWNED
                                                 ------------------------------------
                                                  PRIOR TO OFFERING    AFTER OFFERING
                                                 -------------------   --------------
                                                  NUMBER     PERCENT      PERCENT
                                                 ---------   -------   --------------
THE CEO, NAMED EXECUTIVE OFFICERS AND DIRECTORS
David B. Goldberg(1)...........................    407,200     5.3%         3.3%
Robert D. Roback(2)............................    217,832     2.8          1.7%
Jeffrey M. Mickeal(3)..........................     66,686       *            *
Spencer A. McClung, Jr.(4).....................     29,165       *            *
Paige M. Arnof-Fenn(5).........................      7,124       *            *
Thomas C. Hoegh(6).............................    868,102    11.2          7.0%
Richard D. Snyder(7)...........................    588,235     7.6          4.7%
Sergio Zyman (8)...............................     17,777       *            *

                                                      SHARES BENEFICIALLY OWNED
                                                 ------------------------------------
                                                  PRIOR TO OFFERING    AFTER OFFERING
                                                 -------------------   --------------
                                                  NUMBER     PERCENT      PERCENT
                                                 ---------   -------   --------------
5% STOCKHOLDERS
The Phoenix Partners Limited Partnership(9)....  1,635,297    21.2         13.2
  1000 Second Avenue, Suite 3600
  Seattle, WA 98104
NBC Multimedia, Inc.(10).......................  1,232,749    15.9          9.3
  30 Rockefeller Plaza
  Suite 1076E
  New York, NY 10112
General Electric Capital Corporation(11).......  1,232,749    15.9          9.3
  120 Long Ridge Road
  Stamford, CT 06927
Sony Music Entertainment, Inc.(12).............  1,230,769    13.7          9.9
  550 Madison Avenue
  New York, NY 10022
Arts Alliance(13)..............................    868,102    11.2          7.0
  Suite 2, Borough House,
  Rue du Pre,
  St. Peter Port,
  Guernsey GY1 1EF
  Channel Islands
Intel Corporation..............................    792,225    10.2          6.4
  Mail Stop SC-210
  2200 Mission College Blvd.
  Santa Clara, CA 95052
Lee Entertainment L.L.C.(14)...................    631,579     8.2          5.1
  500, 5-GA, Namdaemoon-No
  Chung-Ku, Seoul 100-095, Korea
Avalon Technology LLC..........................    588,235     7.6          4.7
  201 S. Main Street
  Ann Arbor, MI 48104
Allen & Company Incorporated(15)...............    580,205     7.5          4.7
  711 Fifth Avenue
  New York, NY 10022
SOFTBANK Ventures, Inc.(16)....................    421,052     5.4          3.4
  1-16-8 Nihonbashi-Kakigaracho
  Chuo-ku, Tokyo 103-0014, Japan
ALL EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP
  (9 persons)(17)..............................  2,202,121    27.9         17.5


-------------------------
  *  Less than 1%


 (1) Includes 9,000 shares subject to options issued under the 1994 stock option plan and 10,832 shares subject to options issued under the 1998 stock option plan, all of which are exercisable within 60 days of February 28, 1999.



 (2) Includes 27,000 shares subject to options issued under the 1994 stock option plan and 10,832 shares subject to options issued under the 1998 stock option plan, all of which are exercisable within 60 days of February 28, 1999.

 (3) Includes 55,750 shares subject to options issued under the 1994 stock option plan and 2,936 shares subject to options issued under the 1998 stock option plan, all of which are exercisable within 60 days of February 28, 1999.



 (4) Represents 18,437 shares subject to options issued under the 1994 stock option plan and 10,728 shares subject to options issued under the 1998 stock option plan, all of which are exercisable within 60 days of February 28, 1999.



 (5) Represents 5,333 shares subject to options issued under the 1994 stock option plan and 1,791 shares subject to options issued under the 1998 stock option plan, all of which are exercisable within 60 days of February 28, 1999.


 (6) Represents an aggregate of 868,102 shares registered in the name of Goran Enterprises Limited and Digital Ventures Limited, of which Arts Alliance is an investment advisor. Does not include shares issuable upon conversion of a $500,000 convertible subordinated promissory note to be issued by Launch to Goran Enterprises Limited pursuant to a note purchase agreement dated February 15, 1999. Mr. Hoegh, a managing director of Arts Alliance, has certain investment and voting power over all of the 868,102 shares. Mr. Hoegh disclaims all such beneficial ownership except to the extent of his pecuniary interest therein.

 (7) Represents 588,235 shares registered in the name of Avalon Technology LLC. Does not include shares issuable upon conversion of a $1.0 million convertible subordinated promissory note to be issued by Launch to Avalon Technology LLC pursuant to a note purchase agreement dated February 15, 1999. Mr. Snyder, the President, of Avalon Technology LLC, has certain investment and voting power over the 588,235 shares. Mr. Snyder disclaims all such beneficial ownership except to the extent of his pecuniary interest therein.


 (8) Represents 17,777 shares subject to options issued under the 1998 stock option plan, all of which are exercisable within 60 days of February 28, 1999.


 (9) Consists of 293,954 shares held by The Phoenix Partners II Liquidating Trust ("PPII"), 502,367 shares held by The Phoenix Partners IIIB Limited Partnership ("PPIIIB"), 627,957 shares held by The Phoenix Partners III Liquidating Trust ("PPIII"), and 211,019 shares held by The Phoenix Partners IV Limited Partnership ("PPIV"). Stuart C. Johnston is the Trustee of PPII and PPIII, and is the Managing General Partner of Phoenix Management Partners III, which is the General Partner of PPIIIB, and the Managing Member of Phoenix Management IV, LLC, which is the General Partner of PPIV. As such, Mr. Johnston has voting and investment power with respect to the shares held by PPII, PPIII, PPIIIB, and PPIV and may be deemed to be the beneficial owner of such shares. Mr. Johnston disclaims beneficial ownership of shares held by PPII, PPIII, PPIIIB and PPIV, except to the extent of his proportionate interest therein.


(10) Includes 388,437 shares subject to warrants exercisable within 60 days of February 28, 1999. Also includes 392,156 shares held by General Electric Capital Corporation and 60,000 shares subject to warrants held by General Electric Capital Corporation and exercisable within 60 days of February 28, 1999. General Electric Capital Corporation and NBC Multimedia, Inc. are under common control of entities affiliated with the General Electric Company.



(11) Includes 60,000 shares subject to warrants exercisable within 60 days of February 28, 1999. Also includes 388,437 shares held by NBC Multimedia, Inc.

     and 414,432 shares subject to warrants held by NBC Multimedia, Inc. and exercisable within 60 days of February 28, 1999. NBC Multimedia, Inc. and General Electric Capital Corporation are under common control of entities affiliated with the General Electric Company.



(12) Represents 1,153,846 shares issuable to Sony upon the closing of this offering in connection with Launch's acquisition of SW Networks and the 76,923 shares that Sony has agreed to purchase in this offering and assuming an initial public offering price of $13.00 per share.



(13) Represents 457,516 shares held by Goran Enterprises Limited and 410,586 shares held by Digital Ventures Limited.



(14) Mie Kyung Lee is an officer of Lee Entertainment and has certain investment and voting power over these shares.



(15) Represents 580,205 shares subject to warrants exercisable within 60 days of February 28, 1999.



(16) Yoshitaka Kitao is the president and chief executive officer of SOFTBANK and has certain investment and voting power over these shares.



(17) Includes 133,297 shares subject to options issued under the 1994 stock option plan and 37,119 shares subject to options issued under the 1998 stock option plan, all of which are exercisable within 60 days of February 28, 1999. Also includes an aggregate of 868,102 shares registered in the name of Goran Enterprises Limited and Digital Ventures Limited and 588,235 shares registered in the name of Avalon Technology LLC.

                          DESCRIPTION OF CAPITAL STOCK


     Upon completion of this offering, our authorized capital stock will consist of 20,000,000 shares of common stock and 2,000,000 shares of preferred stock. The following summary of certain provisions of the common stock and the preferred stock is subject to, and qualified in its entirety by Launch's certificate of incorporation and bylaws and by the provisions of applicable law.


COMMON STOCK


     As of February 28, 1999, there were 1,811,782 shares of common stock outstanding held of record by 34 stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board from time to time may determine in its sole discretion. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized by Launch's certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of Launch, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, upon payment therefor, duly and validly issued, fully paid and nonassessable.


PREFERRED STOCK


     Upon completion of this offering, all outstanding shares of preferred stock will be converted on a one-to-one one basis into 5,918,230 shares of common stock. Thereafter, pursuant to Launch's certificate of incorporation, the board of directors will have the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series. The board can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon.



     The board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of Launch. We have no current plans to issue any shares of preferred stock.


WARRANTS


     Pursuant to the financial advisory services letter agreement and related letter agreement between Launch and Allen & Company Incorporated, Launch issued to Allen & Company warrants to purchase 292,704 shares of common stock in September 1997 and 287,501 shares of common stock in May 1998. Of these, warrants to purchase 35,709 shares of common stock are not exercisable until the warrants held by NBC Multimedia, Inc. and General Electric Capital Corporation become exercisable. The warrants have an exercise price of $1.25 per share and expire on September 8, 2002. All of these warrants remained outstanding on February 28, 1999.



     On February 27, 1998, Launch issued warrants to purchase 388,437 shares of series D stock to NBC Multimedia, Inc. and warrants to purchase 60,000 shares of series D stock to General Electric Capital Corporation. These warrants have an exercise price of the lower of (a) $22.95 or (b) the per share proceeds to Launch for shares of common stock issued in connection with the initial public offering per share and expire on the earlier of (a) February 27, 2003 or (b) an initial public offering of Launch's common stock at a per share price of at least $15.00 per share and aggregate proceeds to Launch of at least $15.0 million.



REGISTRATION RIGHTS OF CERTAIN HOLDERS


     Following the sale of the common stock offered hereby, the holders of approximately

     (a) 5,368,549 shares of common stock,


     (b) 1,054,637 shares of common stock issuable upon exercise of warrants,



     (c) that number of shares issuable upon conversion of $1.5 million convertible subordinated promissory notes, which would be 144,734 shares, assuming an initial public offering price of $13.00 per share, and



     (d) that number of shares issuable to Sony in connection with the SW Networks acquisition, which would be 1,153,846 shares, assuming an initial public offering price of $13.00 per share will have certain rights to register those shares under the Securities Act of 1933 pursuant to the second amended and restated investor rights agreement. Subject to certain limitations in this rights agreement, (a) the holders of at least 30% of such shares or (b) shares with an expected aggregate offering price to the public of at least $5.0 million, may require, on three occasions, that Launch use its best efforts to register such shares for public resale. Sony also has the right, acting individually, to require, on one occasion, that Launch use its best efforts to register its shares for resale to the public. If Launch registers any of its common stock for its own account or for the account of other security holders, the holders of such shares are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. Any holder or holders of such shares may also require Launch to register all or a portion of their registrable securities on Form S-3 when Launch is eligible to use such form, provided, among other limitations, that the proposed aggregate price to the public is at least $1.0 million and that Launch shall not have effected two such Forms S-3 in any 12-month period. Launch will bear all fees, costs and expenses of such registration, other than underwriting discounts and commissions.



DELAWARE LAW AND CERTAIN PROVISIONS OF LAUNCH'S CERTIFICATE OF INCORPORATION AND BYLAWS



     Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of Launch by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Launch to first negotiate with us. We believe that the benefits of increased protection of Launch's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Launch outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits any Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:


     - prior to such date the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;


     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or


     - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.



     Section 203 defines business combination to include:



     (a) any merger or consolidation involving the corporation and the interested stockholder;



     (b) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;



     (c) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;



     (d) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or



     (e) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.


     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called at any time by the board of directors, the chairman of the board of directors or the president and chief executive officer. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of the management of Launch.



TRANSFER AGENT AND REGISTRAR



     The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for Launch's common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.


     Upon completion of this offering, Launch will have outstanding 12,428,592 shares of common stock, assuming the issuance of 3,400,000 shares of common stock offered hereby and no exercise of options after February 28, 1999. Of these shares, the 3,400,000 shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act or by persons subject to other contractual or legal restrictions on resale. Sales by affiliates would be subject to certain limitations and restrictions described below.



     The remaining 9,028,592 shares of common stock held by existing stockholders were issued and sold by Launch in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, approximately 7,653,418 shares will be subject to "lock-up" agreements described below on the effective date of the offering and 1,322,097 will be subject to similar restrictions on transfer. On the effective date of the offering, 3,453,077 shares not subject to the lock-up agreements described below or similar agreements will be eligible for sale. Upon expiration of the lock-up agreements after the effective date of the offering, all remaining shares will become eligible for sale in the public market without restriction except in the case of affiliates. In addition, holders of stock options may exercise such options and sell certain of the shares issued upon exercise as described below.



     As of February 28, 1999, there were a total of 199,800 shares of common stock subject to outstanding options under our 1994 stock option plan, 139,352 of which were vested and exercisable, and a total of 589,102 shares of common stock subject to outstanding options under our 1998 stock option plan, 55,310 of which were vested and exercisable. All of these shares are subject to lock-up agreements or otherwise subject to restrictions on transfer. Immediately after the completion of the offering, Launch intends to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1994 and 1998 stock option plans and our 1999 employee stock purchase plan. After the effective dates of the registration statement on Form S-8, shares purchased upon exercise of options granted pursuant to the 1994 and 1998 stock option plans and the 1999 employee stock purchase plan generally would be available for resale in the public market.



     The officers, directors and the holders of approximately 99% of the outstanding shares of Launch have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of the offering. Hambrecht & Quist LLC, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC, Allen & Company Incorporated and NationsBanc Montgomery Securities LLC, have severally agreed to purchase from Launch the numbers of shares of common stock set forth opposite their names below:



                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Hambrecht & Quist LLC.......................................
Allen & Company Incorporated................................
NationsBanc Montgomery Securities LLC.......................

                                                              ---------
          Total.............................................  3,400,000
                                                              =========



     The Underwriting Agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in Launch's business and the receipt of certain certificates, opinions and letters from Launch, its counsel and the independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered by this prospectus if any of these shares are purchased.



     The following tables show the per share and total underwriting discounts and commissions Launch will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.


            UNDERWRITING DISCOUNTS AND COMMISSIONS PAYABLE BY LAUNCH

                                             WITH                      WITHOUT
                                    OVER-ALLOTMENT EXERCISE    OVER-ALLOTMENT EXERCISE
                                    -----------------------    -----------------------
Per Share.........................         $                          $
Total.............................         $                          $


     Launch estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $900,000.



     The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in
excess of $     per share. The underwriters may allow and these dealers may
reallow a concession not in excess of $     per share to certain other dealers.
After the initial public offering of the shares has been completed, the offering price and other selling terms may be changed by the representatives of the underwriters. The representatives have informed Launch that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered by this prospectus.



     In connection with Launch's acquisition of SW Networks, Sony Music will purchase shares of common stock in this offering with an aggregate purchase price of

$1.0 million at the initial public offering price. The number of shares available for sale to the general public in the offering will be reduced by the number of shares sold to Sony.



     Launch has granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 510,000 additional shares of common stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. Launch will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock offered by this prospectus.


     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     Launch has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.


     Launch and certain other stockholders of Launch, including executive officers and directors, who will collectively own 7,653,418 shares of common stock after this offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. Launch has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that Launch may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under its stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, these additional options shall not be exercisable during such period.


     Prior to this offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation among Launch and the representatives of the several underwriters. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of Launch, market valuations of other companies engaged in activities similar to Launch, estimates of the business potential and prospects of Launch, the present state of Launch's business operations, Launch's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Stabilizing, if commenced, may be discontinued at any time.



     In September 1997, Launch entered into a financial advisory services letter agreement with Allen & Company Incorporated, pursuant to which Allen & Company Incorporated provides financial advisory services to Launch.



     Under the financial advisory services letter agreement, Launch issued Allen & Company Incorporated warrants to purchase 292,704 shares of common stock in September 1997 and 287,501 shares of common stock in May 1998, each at an exercise price of $1.25 per share. Of these, warrants to purchase 35,709 shares of common stock are not exerciseable until the warrants held by NBC Multimedia, Inc. and General Electric Capital Corporation become exerciseable. In connection with further services provided by Allen & Company Incorporated in connection with Launch's sale of series D stock in February 1998, Launch paid $315,000 to Allen & Company Incorporated. The financial advisory services letter agreement expires on September 8, 2000.


                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley Godward LLP, San Francisco, California.

                                    EXPERTS


     The financial statements of Launch Media, Inc. as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, and the financial statements of SW Networks Inc. as of March 31, 1998 and December 31, 1998 and for the year ended March 31, 1998 and the nine months ended, December 31, 1998 included herein and in the registration statement are included in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere herein, which reports are given upon the authority of said firm as experts in accounting and auditing.

     The financial statements of AreohveeOnline Partnership dba Musicvideos.com as of December 31, 1997 and 1998 and for the period from inception (August 1, 1997) through December 31, 1997 and for the year ended December 31, 1998, included herein and in the registration statement are included in reliance on the reports of Moss Adams LLP, independent accountants, appearing elsewhere herein, which reports are given upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the SEC a Registration Statement on Form SB-2 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedule filed therewith. For further information with respect to Launch and the common stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith. With respect to statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, reference is made to the copy of such agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     For further information with respect to Launch and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's Web site, which is described above.

                         INDEX TO FINANCIAL STATEMENTS


LAUNCH MEDIA, INC.:
  Report of Independent Accountants.........................   F-2
  Balance Sheets at December 31, 1997 and 1998..............   F-3
  Statements of Operations for the Years Ended December 31,
     1996, 1997 and 1998....................................   F-4
  Statements of Stockholders' Equity (Deficiency) for the
     Years Ended December 31, 1996, 1997 and 1998...........   F-5
  Statements of Cash Flows for the Years Ended December 31,
     1996, 1997 and 1998....................................   F-6
  Notes to Financial Statements.............................   F-7
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS:
  Overview..................................................  F-22
  Pro Forma Combined Statement of Operations for the Year
     Ended December 31, 1998................................  F-24
  Pro Forma Combined Balance Sheet at December 31, 1998.....  F-25
  Notes to Unaudited Pro Forma Combined Financial
     Statements.............................................  F-26
AREOHVEE ONLINE PARTNERSHIP DBA MUSICVIDEOS.COM:
  Report of Independent Accountants.........................  F-28
  Balance Sheets at December 31, 1997 and 1998..............  F-29
  Statements of Operations for the Period from Inception
     (August 1, 1997) through December 31, 1997 and for the
     Year Ended December 31, 1998...........................  F-30
  Statements of Changes in Partners' Deficiency for the
     Period from Inception (August 1, 1997) through December
     31, 1997 and for the Year Ended December 31, 1998......  F-31
  Statements of Cash Flows for the Period from Inception
     (August 1, 1997) through December 31, 1997 and for the
     Year Ended December 31, 1998...........................  F-32
  Notes to Financial Statements.............................  F-33
SW NETWORKS INC:
  Report of Independent Accountants.........................  F-36
  Balance Sheets at March 31 and December 31, 1998..........  F-37
  Statements of Operations for the Year Ended March 31, 1998
     and the Nine Months Ended December 31, 1998............  F-38
  Statements of Changes in Owners' Equity for the Year Ended
     March 31, 1998 and the Nine Months Ended December 31,
     1998...................................................  F-39
  Statements of Cash Flows for the Year Ended March 31, 1998
     and for the Nine Months Ended December 31, 1998........  F-40
  Notes to the Financial Statements.........................  F-41

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of

Launch Media, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity (deficiency) and cash flows present fairly, in all material respects, the financial position of Launch Media, Inc. (the "Company") at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Woodland Hills, California

February 5, 1999, except for


     Note 14 as to which the


     date is March 24, 1999

                               LAUNCH MEDIA, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1998

                                     ASSETS


                                                            1997            1998            1998
                                                        ------------    ------------    ------------
                                                                                        (PRO FORMA)
Current assets:
  Cash and cash equivalents.........................    $    643,910    $  1,734,864
  Short-term investments............................              --       4,992,721
  Accounts receivable, net of allowances of $485,036
     (1997) and $321,719(1998)......................          32,132         568,590
  Inventory.........................................          49,478         124,476
  Prepaids and other current assets.................    384,485.....         590,139
                                                        ------------    ------------
          Total current assets......................       1,110,005       8,010,790
Property and equipment, net.........................         655,848       2,587,212
Intangible and other assets.........................          24,210       2,566,000
                                                        ------------    ------------
  Total assets......................................    $1,790,063...   $ 13,164,002
                                                        ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY):
Current liabilities:
  Accounts payable..................................    $  1,159,861    $  1,619,177
  Accrued expenses..................................         221,318         783,920
  Deferred revenue..................................         262,852         481,794
  Notes payable and accrued interest................       3,149,866         529,504
  Capital lease obligations, current portion........          40,600         230,150
                                                        ------------    ------------
  Total current liabilities.........................       4,834,497       3,644,545
Notes payable.......................................          47,783         200,846
Capital lease obligations, net of current portion...          28,756         438,362
                                                        ------------    ------------
  Total liabilities.................................       4,911,036       4,283,753
                                                        ------------    ------------
Commitments and contingencies (Note 10)
Series A, B, C and D mandatory redeemable
  convertible preferred stock, $.001 par value;
  shares authorized 2,573,004 (1997) and 6,580,406
  (1998); shares issued and outstanding 2,573,004
  (1997) and 5,918,230 (1998); liquidation
  preference of approximately $10,124,000 (1997) and
  $35,715,000(1998).................................      11,064,983      36,706,546    $         --
Stockholders' equity (deficiency):
  Common stock, $.001 par value, authorized
     9,000,000 shares; shares issued and
     outstanding, 932,672 (1997), 934,333 (1998),
     and 6,852,563 (1998) on a pro forma basis......             933             935           6,853
  Additional paid-in capital........................              --         986,280      37,686,908
  Unearned compensation.............................              --      (1,207,862)     (1,207,862)
  Accumulated deficit...............................     (14,186,889)    (27,605,650)    (27,605,650)
                                                        ------------    ------------    ------------
  Total stockholders' equity (deficiency)...........     (14,185,956)    (27,826,297)   $  8,880,249
                                                        ------------    ------------    ============
  Total liabilities and stockholders' equity
       (deficiency).................................    $  1,790,063    $ 13,164,002
                                                        ============    ============


   The accompanying notes are an integral part of these financial statements.

                               LAUNCH MEDIA, INC.

                            STATEMENTS OF OPERATIONS


                                                YEAR ENDED DECEMBER 31,
                                       ------------------------------------------
                                          1996           1997            1998
                                       -----------    -----------    ------------
Net revenues:
  Advertising........................  $   837,337    $ 1,859,172    $  3,038,163
  Subscription.......................       64,842        798,026       1,463,017
  Merchandise and other..............      473,004        479,811         512,981
                                       -----------    -----------    ------------
                                         1,375,183      3,137,009       5,014,161
Operating expenses:
  Cost of goods sold and
     distribution....................      811,854      1,734,515       3,185,319
  Sales and marketing................    3,189,361      4,224,789       9,011,482
  Content and product development....    1,006,017      2,454,470       4,407,018
  General and administrative.........    1,020,897      1,398,543       2,214,789
                                       -----------    -----------    ------------
Loss from operations.................   (4,652,946)    (6,675,308)    (13,804,447)
Interest income (expense):
  Interest income....................      178,149         89,884         523,214
  Interest expense...................      (10,717)      (103,944)       (133,932)
                                       -----------    -----------    ------------
          Loss before provision for
             income taxes............   (4,485,514)    (6,689,368)    (13,415,165)
Provision for income taxes...........       (2,776)        (2,774)         (3,596)
                                       -----------    -----------    ------------
          Net loss...................   (4,488,290)    (6,692,142)    (13,418,761)
Accretion of mandatory redeemable
  convertible preferred stock........     (455,560)      (607,404)     (1,851,582)
                                       -----------    -----------    ------------
Net loss attributable to common
  stockholders.......................  $(4,943,850)   $(7,299,546)   $(15,270,343)
                                       ===========    ===========    ============
Basic and diluted net loss per common
  share..............................  $     (5.37)   $     (7.89)   $     (16.36)
Weighted average shares outstanding
  used in per share calculation......      920,453        924,788         933,502
Pro forma basic and diluted net loss
  per common share...................                                $      (2.17)
Weighted average shares outstanding
  used in pro forma per share
  calculation........................                                   6,179,816


   The accompanying notes are an integral part of these financial statements.

                               LAUNCH MEDIA, INC.

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


                              COMMON STOCK
                          ---------------------     ADDITIONAL        UNEARNED     ACCUMULATED
                            SHARES      AMOUNT    PAID-IN CAPITAL   COMPENSATION     DEFICIT         TOTAL
                          ----------   --------   ---------------   ------------   ------------   ------------
Balance, January 1,
  1996..................     924,000   $    924     $   294,076     $        --    $ (2,348,400)  $ (2,053,400)
Stock options
  exercised.............       5,537          6           6,915              --              --          6,921
Repurchase of common
  stock.................     (12,631)       (13)        (15,777)             --              --        (15,790)
Accretion of mandatory
  redeemable convertible
  preferred stock.......          --         --        (285,214)             --        (170,346)      (455,560)
Net loss................          --         --              --              --      (4,488,290)    (4,488,290)
                          ----------   --------     -----------     -----------    ------------   ------------
Balance, December 31,
  1996..................     916,906        917              --              --      (7,007,036)    (7,006,119)
Issuance of warrants to
  purchase common
  stock.................          --         --         100,000              --              --        100,000
Stock options
  exercised.............      15,766         16          19,693              --              --         19,709
Accretion of mandatory
  redeemable convertible
  preferred stock.......          --         --        (119,693)             --        (487,711)      (607,404)
Net loss................          --         --              --              --      (6,692,142)    (6,692,142)
                          ----------   --------     -----------     -----------    ------------   ------------
Balance, December 31,
  1997..................     932,672        933              --              --     (14,186,889)   (14,185,956)
Stock options
  exercised.............       1,661          2           2,152              --              --          2,154
Unearned compensation
  related to stock
  options granted.......          --         --       1,400,710      (1,400,710)             --             --
Compensation related to
  stock options
  vested................          --         --              --         192,848              --        192,848
Issuance of warrants to
  purchase common
  stock.................          --         --       1,435,000              --              --      1,435,000
Accretion of mandatory
  redeemable convertible
  preferred stock.......          --         --      (1,851,582)             --              --     (1,851,582)
Net loss................          --         --              --              --     (13,418,761)   (13,418,761)
                          ----------   --------     -----------     -----------    ------------   ------------
Balance, December 31,
  1998..................     934,333        935         986,280      (1,207,862)    (27,605,650)   (27,826,297)
Assumed conversion of
  mandatory redeemable
  convertible preferred
  stock.................   5,918,230      5,918      36,700,628              --              --     36,706,546
                          ----------   --------     -----------     -----------    ------------   ------------
Balance, December 31,
  1998 pro forma........   6,852,563   $  6,853     $37,686,908     $(1,207,862)   $(27,605,650)  $  8,880,249
                          ==========   ========     ===========     ===========    ============   ============


   The accompanying notes are an integral part of these financial statements.

                               LAUNCH MEDIA, INC.

                            STATEMENTS OF CASH FLOWS


                                                                      YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                 1996          1997           1998
                                                              -----------   -----------   ------------
Cash flows from operating activities:
  Net loss..................................................  $(4,488,290)  $(6,692,142)  $(13,418,761)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................      114,810       143,778        321,425
    Non-cash charges for issuance of equity securities......           --       100,000      1,653,846
    Allowance for bad debts and sales returns...............       13,540      (307,576)      (163,317)
    Write-off of deferred costs.............................      440,507            --             --
    Amortization of deferred compensation...................           --            --        192,848
    Changes in operating assets and liabilities:
         Decrease (increase) in accounts receivable.........     (196,403)      589,922       (373,141)
         Decrease (increase) in inventory...................      (69,533)       20,055        (74,998)
         Increase in prepaids and other current assets......      (64,077)     (237,895)      (205,654)
         Increase in accounts payable.......................      339,690       505,783        459,316
         Increase in accrued expenses.......................      226,735        53,466        562,602
         Increase in deferred revenue.......................      147,206        43,153        218,942
                                                              -----------   -----------   ------------
         Net cash used in operating activities..............   (3,535,815)   (5,781,456)   (10,826,892)
                                                              -----------   -----------   ------------
Cash flows used from investing activities:
  Decrease (increase) in short-term investments.............   (2,974,160)    2,974,160             --
  Purchases of property and equipment.......................     (272,267)     (335,936)    (1,570,229)
  Purchases of securities...................................           --            --    (44,652,900)
  Maturities of securities..................................           --            --     39,660,179
  Increase in intangible and other assets...................       (9,370)           --       (288,290)
                                                              -----------   -----------   ------------
         Net cash used in investing activities..............   (3,255,797)    2,638,224     (6,851,240)
                                                              -----------   -----------   ------------
Cash flows from financing activities:
  Payments under capital lease obligations..................      (67,677)      (40,871)       (83,404)
  Payments under notes payable..............................           --            --       (119,042)
  Proceeds from notes payable...............................      500,000     3,000,000        739,750
  Proceeds from issuance of mandatory redeemable convertible
    preferred stock.........................................    7,098,602            --     18,229,628
  Repurchase of common stock................................      (15,790)           --             --
  Proceeds from exercise of stock options...................        6,921        19,709          2,154
                                                              -----------   -----------   ------------
         Net cash provided by financing activities..........    7,522,056     2,978,838     18,769,086
                                                              -----------   -----------   ------------
         Increase (decrease) in cash and cash equivalents...      730,444      (164,394)     1,090,954
    Cash and cash equivalents, beginning of year............       77,860       808,304        643,910
                                                              -----------   -----------   ------------
    Cash and cash equivalents, end of year..................  $   808,304   $   643,910   $  1,734,864
                                                              ===========   ===========   ============
Supplementary disclosure of cash flow information:
  Cash paid during the period for:
    Interest................................................  $    10,717   $     6,420   $     55,203
    Taxes...................................................  $     1,170   $     2,774   $      3,596
Supplementary disclosure of noncash transactions:
    Equipment under capital leases..........................  $   105,566   $    16,491   $    682,560
    Notes payable issued for assets acquired................  $        --   $   108,354   $    407,346
    Issuance of Series C Stock through conversion of notes
       payable..............................................  $   505,111   $        --   $         --
    Issuance of Series D Stock through conversion of notes
       payable..............................................  $        --   $        --   $  3,495,353
    Issuance of Series D Stock under strategic alliances....  $        --   $        --   $  3,500,000
    Issuance of warrants in connection with sale of Series D
       stock................................................  $        --   $        --   $  1,435,000


   The accompanying notes are an integral part of these financial statements.

                               LAUNCH MEDIA, INC.

                         NOTES TO FINANCIAL STATEMENTS

 1. GENERAL:

     Launch Media, Inc. ("the Company") was incorporated in Delaware in February 1994 and is a digital media company focused on creating the premier destination for promoting and discovering new music. The Company creates music content available in an interactive format that enables music buyers to explore new music from new and established artists. The music content is delivered on the Internet at www.launch.com and on Launch on CD-ROM. Both launch.com and Launch on CD-ROM are advertiser supported and include original content that takes advantage of the personal computer's interactive multimedia technology.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

INITIAL PUBLIC OFFERING AND UNAUDITED PRO FORMA BALANCE SHEET

     In December 1998, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO"). If the IPO is consummated under the terms presently anticipated, upon the closing of the proposed IPO all of the then outstanding shares of the Company's Mandatory Redeemable Convertible Preferred Stock will automatically convert into shares of common stock on a one-for-one basis. The conversion of the Mandatory Redeemable Convertible Preferred Stock has been reflected in the accompanying unaudited pro forma balance sheet as if it had occurred on December 31, 1998.


     In addition, in connection with the proposed IPO, the Company effected a one-for-five reverse stock split. All share and per share information in the accompanying financial statements have been retroactively restated to reflect the effect of this stock split.


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Through 1998, the Company's revenues have been derived primarily from the sale of advertising and sponsorships, annual subscriptions relating to Launch on CD-ROM and single copy retail sales of Launch on CD-ROM. Revenues for sponsorships across the Launch media properties are recognized ratably over the sponsorship term which is typically one month. Revenues from advertisements for Launch on CD-ROM are recognized upon the release date of the issue in which the advertisement

                               LAUNCH MEDIA, INC.

appears. With respect to launch.com, revenues from advertisements are recognized ratably in the period in which the advertisement is displayed, provided that no significant Launch obligations remain.

     Advance payments for Launch on CD-ROM subscriptions are deferred and recognized over the term of the related subscription, typically 12 months.

     The Company recognizes revenue from retail and other merchandise sales upon shipment. Estimated product return reserves are provided when shipments are made to reflect the net estimated sell-through. As of December 31, 1997 and 1998, the allowance for sales returns was approximately $485,000 and $322,000, respectively.


     Advertising revenues also include barter revenues, which represent an exchange by Launch of advertising space on Launch on CD-ROM for reciprocal advertising space on other Web sites. Revenues and expenses from barter transactions are recorded at the lower of estimated fair value of the advertisements received or delivered based on advertising rates currently in effect. Barter revenues are recognized when the advertisements are run on the Launch media properties. Barter expenses are recognized when Launch's advertisements are run on the reciprocal Web sites or other advertising medium, which is typically in the same period as when the advertisements are run on the Launch media properties. Revenues and expenses recognized from barter transactions were approximately $131,000, $903,000 and $1,345,000 in 1996, 1997
and 1998, respectively. The Company did not enter into any barter transactions with affiliates or related parties in 1996, 1997 or 1998.


CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash accounts in various financial institutions and, at times, these deposits may be in excess of the federally insured limit.

SHORT-TERM INVESTMENTS

     The Company invests excess cash in commercial banker acceptances. The investments are stated at cost, as it is the intent of the Company to hold these securities until maturity. The investments are recorded at their amortized cost on the balance sheet which approximates fair value.

PREPAID PRODUCTION COSTS

     The Company defers all production costs associated with a particular issue of Launch on CD-ROM and reflects these costs as an expense upon the release of the related issue. Prepaid production costs included in prepaids and other current assets were approximately $90,000 and $118,000 at December 31, 1997 and 1998.

                               LAUNCH MEDIA, INC.

INVENTORY

     Inventory consists primarily of merchandise and is recorded at the lower of cost (first in, first out) or market.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is being applied on the straight-line method over the estimated useful lives of the assets. Leasehold improvements and equipment under capital leases are amortized over the shorter of the estimated useful life or the life of the lease. The estimated useful lives are as follows:

Equipment.............................................  5 years
Furniture and fixtures................................  5 years
Leasehold improvements................................  5 years
Equipment under capital leases........................  3 years

     Maintenance and repairs are charged to expense as incurred while renewals and improvements are capitalized. Upon the sale or retirement of fixed assets, the accounts are relieved of the cost and the related accumulated deprecation, with any resulting gain or loss included in the statements of operations.

LONG-LIVED ASSETS

     The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future undiscounted cash flows associated with such assets. The measurement of the impairment losses to be recognized is to be based on the difference between the fair values and the carrying amounts of the assets. To date, no such impairment has been recorded.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, capital lease obligations and notes payable are carried at cost, which approximates their fair market value because of the short-term maturity of these instruments.

CONTENT AND PRODUCT DEVELOPMENT

     Content and product development costs include expenses incurred by the Company to develop, enhance, manage, monitor and operate the Company's Web site. Product development costs are expensed as incurred.

ADVERTISING

     Advertising costs are expensed as incurred and were approximately $588,000, $1,234,000 and $3,144,000 in 1996, 1997 and 1998, respectively.

                               LAUNCH MEDIA, INC.

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

     Retail sales are made through distribution agreements, and sales under these agreements are due from net 60 to 120 days, with certain agreements providing advances to the Company based on historical sell-through. The Company sells advertising to major advertising agencies representing their clients and directly to large, well established, companies.

     The Company's customers are concentrated in the United States. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. Estimated credit losses and returns have been provided for in the financial statements and, to date, have generally been within management's expectations.

     For the years ended December 31, 1996, 1997 and 1998 sales to any one advertiser did not exceed 10% of revenues and as of December 31, 1998 amounts due from one advertiser represented 18% of accounts receivable.

INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

STOCK BASED COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure requirements of SFAS No. 123, "Accounting for Stock Based Compensation." Under APB No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference, on the date of grant, between the fair value of the Company's common stock and the grant price.

COMPUTATION OF HISTORICAL NET LOSS PER SHARE AND PRO FORMA NET LOSS PER SHARE

     In accordance with SFAS No. 128, "Computation of Earnings Per Share", basic earnings per share is computed using the weighted average number of shares outstanding during the period and diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon the conversion of the Mandatory Redeemable

                               LAUNCH MEDIA, INC.

Convertible Preferred Stock (using the if-converted method) and shares issuable upon exercise of outstanding stock options and warrants, using the treasury stock method. Common equivalent shares are excluded from the calculation if their effect is anti-dilutive. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the anticipated effective date of an IPO, are required to be included in the calculation of basic and diluted net loss per share as if they were outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.


     Diluted net loss per share for 1996, 1997 and 1998, does not include the effect of options and warrants to purchase 244,616, 536,404 and 1,112,555 shares of common stock, respectively; 2,573,004, 2,573,004 and 5,918,230 shares of Mandatory Redeemable Convertible Preferred Stock on an "as-if-converted" basis, or for 1998, warrants to purchase 448,437 of Series D Stock respectively, as the effect of their inclusion is anti-dilutive during each period.


     Pro forma net loss per share for the year ended December 31, 1998 assumes that the common stock issuable upon conversion of the outstanding Mandatory Redeemable Convertible Preferred Stock had been outstanding during the year or from date of issuance.

COMPREHENSIVE INCOME

     Effective January 1, 1998 the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use", which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Launch does not anticipate that the adoption of SOP No. 98-1 will have a material impact on the Company's financial statements.

     In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-up Activities" ("SOP No. 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As the Company has expensed these costs historically, the adoption of this standard will not have a significant impact on the Company's financial statements.

                               LAUNCH MEDIA, INC.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not expect the adoption of this statement to have a significant impact on the Company's financial statements.

 3. INTANGIBLE AND OTHER ASSETS:

     Intangible and other assets consist of the following:

                                                       DECEMBER 31,
                                                   ---------------------
                                                    1997         1998
                                                   -------    ----------
Deferred charge..................................  $    --    $1,846,154
Intangible asset.................................       --       557,346
Deposits.........................................   24,210       162,500
                                                   -------    ----------
                                                   $24,210    $2,566,000
                                                   =======    ==========

     The deferred charge represents the value of Series D Stock issued in connection with a strategic alliance and content agreement and is being amortized over the 26-month term of the agreement. Accumulated amortization at December 31, 1998 was approximately $1,154,000.

     The intangible asset represents the cost (net of discount on the related note payable) of the domain name launch.com which the Company purchased from a third party effective December 31, 1998 and which will be amortized over its estimated useful life of two years.

 4. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                                      DECEMBER 31,
                                                 -----------------------
                                                   1997          1998
                                                 ---------    ----------
Leasehold improvements.........................  $      --    $  929,965
Equipment, furniture and fixtures..............    770,880     1,420,989
Equipment under capitalized leases.............    130,754       803,908
                                                 ---------    ----------
                                                   901,634     3,154,862
Accumulated depreciation and amortization
  (including $39,900 (1997) and $88,241 (1998)
  for equipment under capital leases)..........   (245,786)     (567,650)
                                                 ---------    ----------
                                                 $ 655,848    $2,587,212
                                                 =========    ==========

     Depreciation expense was approximately $70,000, $144,000 and $321,000 in 1996, 1997 and 1998, respectively.

                               LAUNCH MEDIA, INC.

 5. ACCRUED EXPENSES:

     Accrued expenses consist of the following:

                                                       DECEMBER 31,
                                                   --------------------
                                                     1997        1998
                                                   --------    --------
Vacation.........................................  $ 66,219    $133,003
Royalties........................................   121,833     130,723
Distribution.....................................        --     248,913
Other............................................    33,266     271,281
                                                   --------    --------
                                                   $221,318    $783,920
                                                   ========    ========

 6. RELATED PARTY TRANSACTIONS:

     Advertising revenues for 1996, 1997 and 1998 include approximately $62,000, $12,000 and $219,000, respectively, in revenues received from a corporate shareholder of the Company. At December 31, 1997 and 1998, approximately $0 and $103,000, respectively, of those amounts are included in accounts receivable.

     In November 1998, Launch entered into an architectural development and assistance agreement with Intel Corporation. Pursuant to the terms of these agreements, Launch agreed to develop a product which is able to use the capabilities of a processor developed by Intel. In consideration, Intel has agreed to pay Launch certain amounts and to provide technical assistance, and Launch has agreed to pay Intel a portion of revenues derived from the developed product. Through December 31, 1998 approximately $269,000 in development revenue has been recognized using the percentage of completion method on a cost to cost basis. The development revenue is included in merchandise and other revenues in the 1998 statement of operations.

     In October 1998, the Board of Directors approved a loan of $100,000 to an officer/director of the Company, which is due upon demand, bears interest at 8% per annum and is collateralized by shares of the Company's common stock held by the officer/director. The note receivable and accrued interest thereon is included in prepaids and other current assets at December 31, 1998.

     In February 1998, in conjunction with its Series D Stock sale, the Company entered into a strategic alliance and content provider agreement with a corporate shareholder and a technical assistance agreement with another corporate shareholder. Under the strategic alliance and content provider agreement, the Company will share equally with its strategic partner all net revenues, as defined in the agreements, generated through the alliance.

 7. OBLIGATIONS UNDER CAPITAL LEASES:

     The Company has a capital lease line of credit for $1.0 million, expiring in November 1999. The Company has borrowed approximately $531,000 under this line of credit as of December 31, 1998. This facility bears interest at the bank's prime

                               LAUNCH MEDIA, INC.

rate (7.75% at December 31, 1998). The leased assets collateralize any borrowings under this line of credit.

                                                      DECEMBER 31,
                                                  ---------------------
                                                    1997        1998
                                                  --------    ---------
Total obligations under capital leases..........  $ 69,356    $ 668,512
Current maturities..............................   (40,600)    (230,150)
                                                  --------    ---------
Non-current portion of capital leases...........  $ 28,756    $ 438,362
                                                  ========    =========

 8. NOTES PAYABLE:

                                                      DECEMBER 31,
                                                ------------------------
                                                   1997          1998
                                                -----------    ---------
Note payable, principal and interest of $5,000
  due monthly, interest at 10% per annum due
  October 1999................................  $   100,126    $  83,254
Note payable, principal and interest of $5,094
  due monthly, interest at 10% per annum due
  December 2003...............................           --      239,750
Note payable due and payable in full December
  1999 (present value at imputed interest of
  10%)........................................           --      407,346
Convertible subordinated promissory notes
  payable and accrued interest to preferred
  stockholders, interest only at 8% per annum,
  due March 31, 1998 (converted to Series D
  Stock in 1998)..............................    1,517,633           --
Convertible subordinated promissory notes
  payable and accrued interest to preferred
  stockholder, interest only at 7% increasing
  to 10% per annum, due March 31, 1998
  (substantially all of the notes converted to
  Series D Stock in 1998).....................    1,579,890           --
                                                -----------    ---------
                                                  3,197,649      730,350
Less: current portion.........................   (3,149,866)    (529,504)
                                                -----------    ---------
Non-current portion of notes payable..........  $    47,783    $ 200,846
                                                ===========    =========

                               LAUNCH MEDIA, INC.

 9. INCOME TAXES:

     The provision for income taxes for 1996, 1997 and 1998 represents minimum state franchise taxes.

     The tax effected amounts of temporary differences as of December 31, 1997 and 1998 are as follows:

                                                1997            1998
                                             -----------    ------------
Deferred tax assets:
  Net operating loss carryforward..........  $ 5,140,000    $ 10,716,000
  Allowances...............................      194,000         129,000
  Accrued vacation.........................       26,000          53,000
                                             -----------    ------------
          Total deferred tax assets........    5,360,000      10,898,000
Valuation allowance........................   (5,303,000)    (10,578,000)
                                             -----------    ------------
          Net deferred tax assets..........       57,000         320,000
Deferred tax liability:
  Fixed assets.............................      (57,000)       (320,000)
                                             -----------    ------------
          Net deferred taxes...............  $        --    $         --
                                             ===========    ============

     The Company has net operating loss carryforwards as of December 31, 1998 available to offset future taxable income for federal and California state income tax purposes of approximately $26.8 million, which begin to expire in 2009 and 1999, respectively. Utilization of the net operating loss carryforwards may be subject to an annual limitation due to a change in ownership as defined under Section 382 of the Internal Revenue Code. Due to the net operating losses incurred to date, the Company has provided a full valuation allowance against its net deferred tax assets.

10. COMMITMENTS AND CONTINGENCIES:

LEASES

     The Company is committed to minimum rental payments under capital leases and noncancelable facility operating leases as follows:

                                                   CAPITAL     OPERATING
           YEAR ENDING DECEMBER 31,                LEASES        LEASES
           ------------------------               ---------    ----------
1999...........................................   $ 306,524    $  458,000
2000...........................................     279,918       473,000
2001...........................................     218,303       489,000
2002...........................................          --       505,000
2003...........................................          --       296,000
                                                  ---------    ----------
Total minimum lease payments...................     804,745    $2,221,000
                                                               ==========
Less amount representing interest..............    (136,233)
                                                  ---------
Present value of capital lease payments........   $ 668,512
                                                  =========

                               LAUNCH MEDIA, INC.

     The Company has an option to renew its primary facility operating lease for an additional four-year term. Rent expense was approximately $182,000, $343,000 and $512,000 for 1996, 1997 and 1998, respectively.

DEVELOPMENT CONTRACT

     The Company had a Development Agreement dated October 3, 1994, as amended, (the "Agreement") governing the initial design and production of Launch on CD-ROM. The Company terminated the Agreement and for a one-time payment of $25,000 received a complete release from any future obligations under the Agreement. As a result, the Company wrote-off $440,507 in unamortized deferred costs in 1996, which were previously paid under the terms of the Agreement and which, prior to termination of the Agreement, were recoupable against future royalties.

11. CAPITALIZATION:

     The authorized capital stock of the Company consists of 9,000,000 shares of common stock, $.001 par value, and 6,580,406 shares of preferred stock, $.001 par value, of which 380,160 shares have been designated Series A Stock, 612,820 shares have been designated Series B Stock, 1,580,023 shares have been designated Series C Stock and 4,007,403 shares have been designated Series D Stock.

     As of December 31, 1998, the Company had four series of Mandatory Redeemable Convertible Preferred Stock (collectively "Preferred Stock") authorized and outstanding. The holders of the various series of Preferred Stock generally have the same rights and privileges; significant difference are discussed below.

     The holders of the Preferred Stock are entitled to a discretionary, noncumulative dividend and are entitled to the number of votes equal to the number of shares of common stock that could be converted on the date of the vote. Upon liquidation, the holders of Preferred Stock receive, prior and in preference to the holders of the common stock, their liquidation preference plus accrued dividends at the stated rate. Redemption, at the option of the holders of Preferred Stock, may be elected beginning on February 27, 2003 at the stated redemption preference, plus 6% per annum from February 27, 1998 through the redemption date for Series A, B and D Stock and from March 29, 1996 through the redemption date for Series C Stock. One-fifth of the redemption price is payable on the redemption date and one-fifth of the redemption price, plus interest at 6% per annum, is payable on each of the four anniversaries following the redemption date. At the option of the holders of Preferred Stock, each share of Preferred Stock is convertible to common stock at the stated conversion price per share, subject to adjustment as defined in the Certificate of Incorporation. In October 1994, the Company issued 380,160 shares of Series A Stock for $660,000. In August, 1995, the Company issued 552,839 shares of Series B Stock for $1,766,754 and issued, for $2,999, Series B Preferred Stock Purchase Warrants ("Series B Warrants") entitling the holder to purchase 59,981 shares of Series B Stock at $3.20 per share. During the period March 1996 through July 1996, the Company issued 1,580,023 shares of Series C Stock for $7,505,111. In March 1996,

                               LAUNCH MEDIA, INC.

the Series B Warrants were exercised and 59,981 shares of Series B Stock were issued for $191,689. In February and May 1998, the Company issued an aggregate of 3,345,227 shares of Series D Stock for $25,590,983. In connection with financial advisory services and the Series D Stock offering, the Company issued warrants in 1997 and 1998 to purchase an aggregate of 580,205 shares of common stock to an investment banker. Each warrant is exercisable at $1.25 per share and expires on September 8, 2002. Included in the Series D Stock issuance above is $3,500,000 of Series D Stock issued as consideration for a strategic alliance and content provider agreement. As additional consideration, the Company issued Series D Preferred Stock Purchase Warrants to purchase an aggregate of 448,437 shares of Series D Stock at the lower of $22.95 per share or the per share proceeds to the Company for shares of common stock of the Company that are issued in connection with an initial public offering. The Warrants expire the earlier of the IPO date or February 27, 2003 and are only exercisable if the strategic partner elects to extend the term of the underlying agreement and other conditions of the agreement are satisfied.


     Rights of Preferred Stock as of December 31, 1998 are as follows:

                                    DIVIDEND     LIQUIDATION    REDEMPTION
                                   PREFERENCE    PREFERENCE     PREFERENCE
                                   ----------    -----------    ----------
Series A Stock...................    $0.170         $1.74         $1.74
Series B Stock...................    $0.190         $3.20         $3.20
Series C Stock...................    $0.285         $4.75         $4.75
Series D Stock...................    $0.460         $7.65         $7.65


     Each share of Preferred Stock shall automatically be converted into shares of common stock at the then effective conversion rate immediately upon the closing of an underwritten public offering of common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, with a sales price per share of common stock (as adjusted for combinations, stock dividends, subdivisions or split-ups) of at least $10.00 and with aggregate gross proceeds, at the public offering price, of at least $15,000,000.


     No dividends on common or Preferred Stock have been declared as of December 31, 1998. The carrying amount of the Preferred Stock is being increased by periodic accretions so that the amount reflected in the balance sheet will equal the mandatory redemption amount at the redemption date. Such increases are reflected in the calculation of net loss per common share in the same manner as dividends on nonredeemable preferred stock.

     At December 31, 1998, the Company has reserved 5,918,230 shares of common stock for the future conversion of Series A through D Stock.

12. STOCK OPTIONS:

     Under the Company's 1994 and 1998 Stock Option Plans (the "Plans"), the Company has been authorized to grant options to purchase a maximum of 1,103,266 shares of common stock.

                               LAUNCH MEDIA, INC.

     The Company's Plans provide for the issuance of both non-statutory and incentive stock options to employees, officers, directors and consultants of the Company. Incentive stock options may be granted at no less than 100% of the fair market value of the Company's common stock on the date of grant as determined by the Board of Directors (110% if granted to an employee who owns 10% or more of the common stock). Options granted under the 1994 Stock Option Plan vest ratably over a five-year period and options granted under the 1998 Stock Option Plan vest ratably over a four-year period, except that new employees shall vest 25% of their shares after 12 months of employment. Options are exercisable for a period no longer that 10 years from date of grant. In the event option holders cease to be employed by the Company, all unvested options are forfeited.

     The following table summarizes the stock option activity for the years ended December 31, 1997 and 1998:

                                             1997                   1998
                                      -------------------    -------------------
                                                 WEIGHTED               WEIGHTED
                                                 AVERAGE                AVERAGE
                                                 EXERCISE               EXERCISE
                                      SHARES      PRICE      SHARES      PRICE
                                      -------    --------    -------    --------
Outstanding at beginning of year....  244,616     $1.25      243,700     $1.25
Granted -- price equals fair
  value.............................   23,000     $1.25           --        --
Granted -- price less than fair
  value.............................       --        --      326,800     $2.35
Exercised...........................  (15,766)    $1.25       (1,661)    $1.30
Cancelled...........................   (8,150)    $1.25      (36,489)    $1.35
                                      -------                -------
Outstanding at year-end.............  243,700     $1.25      532,350     $1.90
                                      =======                =======
Options exercisable at year-end.....                         183,596     $1.45
                                                             =======
Options available for future
  grant.............................                         557,347
                                                             =======

     At December 31, 1998 the Company had reserved a total of 1,089,697 shares of common stock for issuance to its stock option holders.

     In connection with its grants of options, the Company recorded unearned deferred compensation of approximately $1,400,000 for the year ended December 31, 1998. The amount is being amortized over the vesting period of four years from date of grant and approximately $193,000 was expensed during the year ended December 31, 1998.

                               LAUNCH MEDIA, INC.

     The following table summarizes information about stock options outstanding at December 31, 1998:

                         OPTIONS OUTSTANDING
                 ------------------------------------    OPTIONS EXERCISABLE
                                WEIGHTED                ----------------------
                                 AVERAGE     WEIGHTED                 WEIGHTED
                                REMAINING    AVERAGE                  AVERAGE
   RANGE OF        NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICE   OUTSTANDING      LIFE        PRICE     OUTSTANDING    PRICE
--------------   -----------   -----------   --------   -----------   --------
    $1.25          210,467        7.24        $1.25       141,333      $1.25
    $2.00          211,283        9.31        $2.00        36,902      $2.00
    $3.00          110,600        9.71        $3.00         5,361      $3.00
                   -------                                -------
                   532,350        8.58        $1.90       183,596      $1.45
                   =======                                =======

     The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." If compensation expense for the stock options had been determined using "fair value" at the grant date for awards in 1996, 1997 and 1998, consistent with the provisions of Statement of Financial Accounting Standards No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:


                                             1996          1997           1998
                                          ----------    ----------    ------------
Net loss.................  As reported    $4,488,290    $6,692,142    $ 13,418,761
                           Pro forma      $4,497,341    $6,706,857    $ 13,474,805
Basic net loss per common
  share..................  As reported    $     5.37    $     7.89    $      16.36
                           Pro forma      $     5.38    $     7.91    $      16.42


     The fair value of each option granted was estimated on the date of grant using the minimum value method with the following assumptions (i) risk-free interest rate of 5.6% to 6.9%, (ii) expected option life of 5 years, (iii) forfeiture rate of zero and (iv) no expected dividends. The insignificant impact of applying SFAS No. 123 is not indicative of future amounts.

13. 401(k) SAVINGS PLAN:

     The Company has a savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a percentage (not to exceed 15%) of their pretax earnings up to the Internal Revenue Services annual contribution limit. The Company is not required to contribute to the Savings Plan and has made no contributions since inception of the Savings Plan.

                               LAUNCH MEDIA, INC.

14. SUBSEQUENT EVENTS:



     On January 15, 1999, the Company entered into an exchange agreement to acquire all the partnership interests of AreohveeOnline Partnership, dba Musicvideos.com. Musicvideos.com is a provider of music videos over the Internet. The acquisition closed on February 28, 1999 and will be accounted for using the purchase method of accounting and, accordingly, the purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. The total purchase price of approximately $9.3 million is comprised of 875,556 shares of the Company's common stock with an estimated fair value of approximately $8.9 million, and a cash payment of approximately $300,000.



     On February 15, 1999, Launch entered into a note purchase agreement in which it agreed to issue a convertible subordinated promissory note in the amount of $1.0 million to Avalon Technology LLC, a stockholder, and a convertible subordinated promissory note in the amount of $500,000 to Goran Enterprises Limited, a stockholder. The notes accrue interest at 8.5% per annum from the issuance date and are due February 29, 2000. The notes automatically convert into shares of Launch stock upon the earlier of (a) Launch's consummation of an initial public offering with a sales price per share of at least $10.00 and aggregate gross proceeds to Launch of at least $15.0 million,
(b) an acquisition transaction in which the stockholders of Launch prior to such transaction own less than 50% of the voting securities of the surviving entity after such transaction or (c) February 29, 2000. If Launch consummates an initial public offering prior to August 31, 1999, the notes and any accrued interest thereon automatically convert to common stock at a per share price equal to 80% of the initial public offering price per share. In that event, the aggregate discount from the initial public offering price will be recorded as additional interest expense. If Launch does not consummate an initial public offering by August 31, 1999, then, at the option of the holder which may be exercised at any time between August 31, 1999 and February 29, 2000, the notes and any accrued interest thereon are convertible into Series D Stock at a per share price equal to $7.65. If the conversion occurs in connection with an acquisition transaction, the notes and any accrued interest thereon automatically convert into Series D Stock at a per share price equal to $7.65.


     In February 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") and reserved a total of 300,000 shares of common stock for issuance under the Purchase Plan.

     Also in February 1999, the Company increased the number of shares authorized for issuance under its 1998 Stock Option Plan by approximately 910,000 shares, subject to stockholder approval.

                               LAUNCH MEDIA, INC.

     In March 1999, the Company entered into an agreement to purchase the outstanding shares of SW Networks Inc. in exchange for shares of the Company's common stock having an aggregate value of $15 million. SW Networks is a provider of entertainment information/news content to radio stations and Internet-based entertainment companies. The acquisition will close concurrently with the Company's IPO and will be accounted for using the purchase method of accounting and, accordingly, the purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date.

                               LAUNCH MEDIA, INC.

                    PRO FORMA COMBINED FINANCIAL INFORMATION
                                    OVERVIEW


ACQUISITION OF MUSICVIDEOS.COM



     On February 26, 1999, the Company acquired all of the partnership interests of Areohvee Online Partnership, dba Musicvideos.com. Musicvideos.com is a provider of music videos over the Internet. The acquisition is being accounted for using the purchase method of accounting and, accordingly, the purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date.



     The total purchase price of approximately $9.3 million is comprised of 875,556 shares of the Company's common stock with an estimated fair value of approximately $8.9 million, a cash payment of approximately $300,000 and assumed liabilities and transaction costs of approximately $100,000. For purposes of this pro forma combined financial information, the excess purchase price over net tangible assets acquired is estimated to be approximately $9.2 million and is being amortized over a preliminary estimated average useful life of 36 months.



ACQUISITION OF SW NETWORKS, INC.



     On March 26, 1999, the Company entered into an agreement to purchase all of the outstanding shares of SW Networks Inc., an entertainment information/news content provider to radio stations and Internet-based entertainment companies, in exchange for shares of the Company's common stock having an aggregate value of $15.0 million. The acquisition will close concurrently with the Company's IPO and will be accounted for using the purchase method of accounting and, accordingly, the purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. The number of shares to be issued will be dependent upon the IPO price per share. For purposes of this pro forma combined financial information, the excess purchase price over net tangible assets acquired is estimated to be approximately $13.4 million and is assumed to be amortized, on a preliminary basis, over an estimated average useful life of 60 months.



     The acquisitions have been structured as a tax free exchange of stock; therefore, the differences between the recognized fair values of acquired assets, including intangible assets, and their historical tax bases are not deductible for tax purposes.



     The following unaudited pro forma combined statement of operations gives effect to these acquisitions as if they had occurred on January 1, 1998, by combining the results of operations of Musicvideos.com for the year ended December 31, 1998 and of SW Networks for the twelve months ended December 31, 1998 with the results of operations of Launch Media, Inc. for the year ended December 31, 1998. The following unaudited pro forma combined balance sheet gives effect to the acquisitions as if they had occurred on December 31, 1998 by combining the balance sheets of the three companies as of December 31, 1998.

     The unaudited pro forma combined statement of operations is not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of the beginning of the period presented and should not be construed as being representative of future operating results.



     The historical financial statements of the Company, Musicvideos.com and SW Networks are included elsewhere in this Prospectus and the unaudited pro forma combined financial information presented herein should be read in conjunction with those financial statements and related notes.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1998


                                LAUNCH MEDIA,
                                    INC.        MUSICVIDEOS.COM   SW NETWORKS INC.(1)   ADJUSTMENTS      PRO FORMA
                                -------------   ---------------   -------------------   -----------     ------------
Net revenues..................  $  5,014,161       $257,649           $ 4,103,930       $  (20,000)(A)  $  9,355,740
Operating expenses:
  Cost of goods sold and
    distribution..............     3,185,319             --                                                3,185,319
  Sales and marketing.........     9,011,482         22,013             1,206,938          (20,000)(A)    10,220,433
  Content and product
    development...............     4,407,018        126,756             3,748,578                          8,282,352
  General and
    administrative............     2,214,789         99,076             2,722,180          285,000(B)      5,321,045
  Amortization of excess
    purchase price............            --             --                    --        3,056,514(C)_     5,745,237
                                                                                         2,688,723(D)
                                ------------       --------           -----------                       ------------
Income (loss) from
  operations..................   (13,804,447)         9,804            (3,573,766)                       (23,398,646)
Interest income (expense),
  net.........................       389,282         (3,432)                   --                            385,850
                                ------------       --------           -----------                       ------------
Loss before provision for
  income taxes................   (13,415,165)         6,372            (3,573,766)                       (23,012,796)
Provision for income taxes....        (3,596)            --                    --                             (3,596)
                                ------------       --------           -----------                       ------------
Net loss......................   (13,418,761)         6,372            (3,573,766)                       (23,016,392)
Accretion of mandatory
  redeemable convertible
  preferred stock.............    (1,851,582)            --                    --                         (1,851,582)
                                ------------       --------           -----------                       ------------
Net loss attributable to
  common stockholders.........  $(15,270,343)      $  6,372           $(3,573,766)                      $(24,867,974)
                                ============       ========           ===========                       ============
Basic and diluted net loss per
  share.......................  $     (16.36)                                                           $      (8.39)
                                ============                                                            ============
Weighted average shares
  outstanding used in per
  share calculation...........       933,502                                                               2,962,905
                                ============                                                            ============
Pro forma basic and diluted
  net loss per share..........  $      (2.17)                                                     (E)   $      (2.80)
                                ============                                                            ============
Weighted average shares
  outstanding used in pro
  forma per share
  calculation.................     6,179,816                                                      (E)      8,209,219
                                ============                                                            ============


      See accompanying notes to Pro Forma Combined Financial Information.

                        PRO FORMA COMBINED BALANCE SHEET
                                  (UNAUDITED)
                            AS OF DECEMBER 31, 1998

                                     ASSETS


                                 LAUNCH MEDIA,                     SW NETWORKS
                                     INC.        MUSICVIDEOS.COM       INC.       ADJUSTMENTS       PRO FORMA
                                 -------------   ---------------   ------------   ------------     ------------
Current assets:
  Cash and cash equivalents....  $  1,734,864       $   9,505      $     1,000    $   (301,944)(F) $  1,442,425
                                                                                        (1,000)(G)
  Short-term investments.......     4,992,721              --               --                        4,992,721
  Accounts receivable, net.....       568,590         118,283        1,427,133      (1,427,133)(G)      686,873
  Inventory....................       124,476              --               --                          124,476
  Prepaids and other current
    assets.....................       590,139              --           86,454         (86,454)(G)      590,139
                                 ------------       ---------      ------------                    ------------
         Total current
           assets..............     8,010,790         127,788        1,514,587                        7,836,634
Property and equipment, net....     2,587,212          65,631        1,556,384                        4,209,227
Excess purchase price..........            --              --               --       9,169,542(H)    22,613,158
                                                                                    13,443,616(H)
Other assets...................     2,566,000           1,600               --                        2,567,600
                                 ------------       ---------      ------------                    ------------
         Total assets..........  $ 13,164,002       $ 195,019      $ 3,070,971                     $ 37,226,619
                                 ============       =========      ============                    ============
                               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable.............  $  1,619,177       $  21,142      $   174,821    $   (174,821)(G) $  1,640,319
  Accrued expenses.............       783,920          25,000        1,037,462      (1,037,462)(G)      845,125
                                                                                        36,205(H)
  Deferred revenue.............       481,794              --               --                          481,794
  Notes payable and accrued
    interest...................       529,504              --               --                          529,504
  Capital lease obligations,
    current portion............       230,150          20,359               --                          250,509
                                 ------------       ---------      ------------                    ------------
         Total current
           liabilities.........     3,644,545          66,501        1,212,283                        3,747,251
Related party payables.........            --         200,237               --        (200,237)(I)           --
Notes payable..................       200,846              --               --                          200,846
Capital lease obligations, net
  of current portion...........       438,362          29,240               --                          467,602
                                 ------------       ---------      ------------                    ------------
         Total liabilities.....     4,283,753         295,978        1,212,283                        4,415,699
                                 ------------       ---------      ------------                    ------------
Mandatory redeemable
  convertible preferred
  stock........................    36,706,546              --               --                       36,706,546
Stockholders' equity
  (deficiency):
  Capital stock................       987,215              --       55,033,421     (55,033,421)(J)   24,917,886
                                                                                     8,930,671(H)
                                                                                    15,000,000(H)
  Partners' deficiency.........            --        (100,959)              --         100,959(J)            --
  Unearned deferred
    compensation...............    (1,207,862)             --               --                       (1,207,862)
  Accumulated deficit..........   (27,605,650)             --      (53,174,733)     53,174,733(J)   (27,605,650)
                                 ------------       ---------      ------------                    ------------
         Total stockholders'
           deficiency..........   (27,826,297)       (100,959)       1,858,688                       (3,895,626)
                                 ------------       ---------      ------------                    ------------
         Total liabilities and
           stockholders'
           equity..............  $ 13,164,002       $ 195,019      $ 3,070,971                     $ 37,226,619
                                 ============       =========      ============                    ============


      See accompanying notes to Pro Forma Combined Financial Information.

                               LAUNCH MEDIA, INC.
               NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)


1. The historical statement of operations for SW Networks Inc. has been derived by combining the statement of operations for the nine months ended December 31, 1998, included elsewhere in this prospectus, with that for the three months ended March 31, 1998 as follows:



                                            NINE MONTHS     THREE MONTHS
                                               ENDED           ENDED
                                            DECEMBER 31,     MARCH 31,
                                                1998            1998           TOTAL
                                            ------------    ------------    -----------
Net revenues..............................  $ 3,370,671     $   733,259     $ 4,103,930
Operating expenses:
  Sales and marketing.....................      948,830         258,108       1,206,938
  Content and product development.........    2,785,738         962,840       3,748,578
  General and administrative..............    2,069,340         652,840       2,722,180
                                            -----------     -----------     -----------
Net loss..................................  $(2,433,237)    $(1,140,529)    $(3,573,766)
                                            ===========     ===========     ===========



2. The following adjustments were applied to the Company's historical financial statements and those of Musicvideos.com and SW Networks Inc. to arrive at the pro forma combined financial information.



     (A) To eliminate intercompany sales.


     (B) To record compensation for partners in Musicvideos.com who provided services at no charge to Musicvideos.com and who will continue as employees of the Company following the acquisition.


     (C) To record amortization of the estimated excess purchase price of $9,169,542 for Musicvideos.com over the preliminary estimated average useful life of 36 months.



     (D) To record amortization of the estimated excess purchase price of $13,443,616 for SW Networks Inc. over the preliminary estimated average useful life of 60 months.



     (E) Pro forma basic net loss per share for the year ended December 31, 1998 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's series A, series B, series C and series D mandatory redeemable convertible preferred stock into shares of the Company's common stock effective upon the closing of this offering as if such conversion occurred on January 1, 1998, or at date of original issuance, if later.



     (F) Adjustment to cash, for the cash portion of the Musicvideos.com acquisition price of $301,944.



     (G) Adjustment to eliminate the assets and liabilities of SW Networks not being acquired by the Company.

     (H) Adjustment to record intangible assets as a result of the acquisitions of Musicvideos.com and SW Networks Inc.:





                                                        MUSICVIDEOS.COM    SW NETWORKS
                                                        ---------------    -----------
Total consideration:
  Common stock........................................    $8,930,671       $15,000,000
  Cash................................................       301,944                --
  Other...............................................        36,205                --
                                                          ----------       -----------
                                                           9,268,820        15,000,000
Less net assets.......................................       (99,278)       (1,556,384)
                                                          ----------       -----------
  Total intangibles...................................    $9,169,542       $13,443,616
                                                          ==========       ===========



     The actual allocations of the purchase prices will be based on the estimated fair values of the net tangible and intangible assets acquired at the dates of purchase. For purposes of the unaudited pro forma combined balance sheet, the preliminary purchase price allocation has been estimated as follows:



                                                        MUSICVIDEOS.COM    SW NETWORKS
                                                        ---------------    -----------
Membership database...................................    $6,769,542       $        --
Goodwill and other....................................     2,400,000        13,443,616
                                                          ----------       -----------
                                                          $9,169,542       $13,443,616
                                                          ==========       ===========



     (I) Adjustment to eliminate amounts due to Musicvideos.com partners.



     (J) Adjustment to reflect the elimination of all of the Musicvideos.com partners' deficiency and SW Network's stockholder deficiency balances.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
Areohvee Online Partnership

     We have audited the accompanying balance sheets of Areohvee Online Partnership dba Musicvideos.com as of December 31, 1997 and 1998, and the related statements of operations, changes in partners' deficiency, and cash flows for the period from inception (August 1, 1997) through December 31, 1997 and the year ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Areohvee Online Partnership as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from inception (August 1, 1997) through December 31, 1997 and the year ended in December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Moss Adams LLP

Costa Mesa, California
January 18, 1999

                          AREOHVEE ONLINE PARTNERSHIP
                              DBA MUSICVIDEOS.COM

                                 BALANCE SHEETS

                                     ASSETS

                                                               DECEMBER 31,
                                                            -------------------
                                                             1997        1998
                                                            -------    --------
CURRENT ASSETS
  Cash....................................................  $    67    $  9,505
  Accounts receivable.....................................       --     118,283
                                                            -------    --------
          Total current assets............................       67     127,788
PROPERTY AND EQUIPMENT, at cost, net of accumulated
  depreciation and amortization...........................   21,229      65,631
DEPOSITS..................................................    1,600       1,600
                                                            -------    --------
                                                            $22,896    $195,019
                                                            =======    ========

LIABILITIES AND PARTNERS' DEFICIENCY

CURRENT LIABILITIES
  Accounts payable........................................  $    --    $ 21,142
  Accrued expenses........................................       --      25,000
  Amounts due to partners.................................    6,232      26,705
  Current portion of capital lease obligations............       --      20,359
                                                            -------    --------
          Total current liabilities.......................    6,232      93,206
NOTES PAYABLE TO PARTNERS.................................   60,400     173,532
CAPITAL LEASE OBLIGATIONS, net of current portion.........       --      29,240
COMMITMENTS (Note 5)
PARTNERS' DEFICIENCY......................................  (43,736)   (100,959)
                                                            -------    --------
                                                            $22,896    $195,019
                                                            =======    ========

                            See accompanying notes.

                          AREOHVEE ONLINE PARTNERSHIP
                              DBA MUSICVIDEOS.COM

                            STATEMENTS OF OPERATIONS
             FOR THE PERIOD FROM INCEPTION (AUGUST 1, 1997) THROUGH
           DECEMBER 31, 1997 AND FOR THE YEAR ENDED DECEMBER 31, 1998

                                                             1997        1998
                                                           --------    --------
NET REVENUES.............................................  $  1,399    $257,649
                                                           --------    --------
OPERATING EXPENSES
  Cost of revenues.......................................     4,430     126,756
  Sales and marketing....................................     4,445      22,013
  General and administrative.............................    11,210      99,076
                                                           --------    --------
TOTAL OPERATING EXPENSES.................................    20,085     247,845
                                                           --------    --------
INCOME (LOSS) FROM OPERATIONS............................   (18,686)      9,804
INTEREST EXPENSE.........................................        --       3,432
                                                           --------    --------
NET INCOME (LOSS)........................................  $(18,686)   $  6,372
                                                           ========    ========

                            See accompanying notes.

                          AREOHVEE ONLINE PARTNERSHIP
                              DBA MUSICVIDEOS.COM

                 STATEMENTS OF CHANGES IN PARTNERS' DEFICIENCY
             FOR THE PERIOD FROM INCEPTION (AUGUST 1, 1997) THROUGH
           DECEMBER 31, 1997 AND FOR THE YEAR ENDED DECEMBER 31, 1998

BALANCE, Inception (August 1, 1997).........................  $      --
Distributions...............................................    (25,050)
Net loss....................................................    (18,686)
                                                              ---------
BALANCE, December 31, 1997..................................    (43,736)
Distributions...............................................    (63,595)
Net income..................................................      6,372
                                                              ---------
BALANCE, December 31, 1998..................................  $(100,959)
                                                              =========

                            See accompanying notes.

                          AREOHVEE ONLINE PARTNERSHIP
                              DBA MUSICVIDEOS.COM

                            STATEMENTS OF CASH FLOWS
             FOR THE PERIOD FROM INCEPTION (AUGUST 1, 1997) THROUGH
           DECEMBER 31, 1997 AND FOR THE YEAR ENDED DECEMBER 31, 1998

                                                             1997        1998
                                                           --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)......................................  $(18,686)   $  6,372
  Noncash items included in net income (loss):
     Depreciation and amortization.......................     1,797      17,507
  Changes in:
     Accounts receivable.................................        --    (118,283)
     Deposits............................................    (1,600)         --
     Accounts payable....................................        --      21,142
     Accrued expenses....................................        --      25,000
                                                           --------    --------
          Net cash used in operating activities..........   (18,489)    (48,262)
                                                           --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Payments for acquisition of property and equipment.....   (23,026)         --
                                                           --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from notes payable and amounts due
     to partners.........................................    66,632     133,606
  Distributions to partners..............................   (25,050)    (63,595)
  Payments on capital lease obligations..................        --     (12,311)
                                                           --------    --------
          Net cash provided by financing activities......    41,582      57,700
                                                           --------    --------
NET INCREASE IN CASH.....................................        67       9,438
CASH, beginning of period................................        --          67
                                                           --------    --------
CASH, end of period......................................  $     67    $  9,505
                                                           ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest.................  $     --    $  3,432
                                                           ========    ========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
Capital lease obligations incurred during the period.....  $     --    $ 61,909
                                                           ========    ========

                            See accompanying notes.

                          AREOHVEE ONLINE PARTNERSHIP
                              DBA MUSICVIDEOS.COM

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF BUSINESS AND RISK FACTORS

     Areohvee Online Partnership dba Musicvideos.com (the Company) is an internet company that provides online music videos. The Company's web site (musicvideos.com) enables consumers to view full length videos on their personal computer over the internet. In addition the Company produces a local, Los Angeles market, cable television show featuring music videos called AreOhVee. The Company is a California general partnership that began operations in August 1997.

     The Company has limited operating history and did not begin to generate significant revenues until July 1998. Management's efforts to date have been focused primarily on developing the Company's web site and establishing brand recognition in the market place. As such, the Company is subject to the risks and uncertainties associated with a new business. The success of the Company's future operations is dependent, in part, upon the Company's ability to (i) further establish brand recognition for its web site, (ii) strengthen strategic alliances with other companies within the industry, and (iii) obtain additional third-party financing.

     In December 1998, the partners of the Company entered into a letter of intent with Launch Media, Inc. (Launch) to sell their interests in the Company in a cash and stock transaction (Note 7). The transaction, which is subject to completion of certain contracted obligations, is expected to be completed by February 28, 1999. In the event that this transaction is not completed, the Company may need to seek alternative third-party financing to fund future operations. There can be no assurances that such financing will be available with terms acceptable to the Company.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     REVENUE RECOGNITION -- Substantially all of the Company's revenues to date have been derived through the sale of online advertisement on the Company's web site. Advertisement revenue is recognized in the period that the advertisement is provided by the Company. The Company utilizes two outside service companies to sell advertising. Such companies are paid a commission ranging from 30% to 45%. Commission expense totaled $79,211 for the year ended December 31, 1998 and is included in cost of revenues in the accompanying financial statements.

     The Company also receives revenue for referring customers from its web site to other internet companies. Referral revenue is recorded in the period that the referral is made.

     DEPRECIATION AND AMORTIZATION -- Depreciation and amortization of property and equipment is computed using straight-line methods over the estimated useful lives of the assets of three to five years. Depreciation and amortization expense for 1997 and 1998 amounted to $1,797 and $17,507, respectively.

     CONCENTRATION OF CREDIT RISK -- Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivables and cash. The

                          AREOHVEE ONLINE PARTNERSHIP
                              DBA MUSICVIDEOS.COM

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Company utilizes outside service companies to sell its advertisement to businesses across several industries. The Company does not require collateral. During 1998, approximately 75% of the Company's revenue was derived from advertisements sold by two outside service companies. These two companies also provide billing and collections for the Company for any advertisement that they sell. At December 31, 1998, the Company had $75,763 in accounts receivable from these two companies.

     INCOME TAXES -- As a partnership, the Company does not pay federal or state income taxes. The Company's income or loss is allocated to the partners based on the partners' ownership interests and is included on their respective personal income tax returns.

     ACCOUNTING ESTIMATES -- The preparation of the financial statements in conformity with generally accepted auditing principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 -- NOTES PAYABLE AND AMOUNTS DUE TO PARTNERS

     At December 31, 1997 and 1998, the Company had notes payable to its partners that totaled $60,400 and $173,532, respectively. These notes bear no interest and are due and payable in full upon demand, but no earlier than December 31, 2001.

     At December 31, 1997 and 1998, the Company also had amounts due to partners for the reimbursement of business expenses that totaled $6,232 and $26,705, respectively. Such amounts are payable on demand.

NOTE 4 -- PROPERTY AND EQUIPMENT

                                                      1997       1998
                                                     -------    -------
Computer equipment under capital leases............  $    --    $61,909
Equipment, furniture and fixtures..................   23,026     23,026
                                                     -------    -------
                                                      23,026     84,935
Accumulated depreciation and amortization..........   (1,797)   (19,304)
                                                     -------    -------
                                                     $21,229    $65,631
                                                     =======    =======

NOTE 5 -- LEASE OBLIGATIONS

     The Company leases certain computer equipment under capital leases which expire in various periods through November 2001.

                          AREOHVEE ONLINE PARTNERSHIP
                              DBA MUSICVIDEOS.COM

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     The following is a summary of minimum annual payments under all capital leases:

            YEAR ENDING DECEMBER 31,
            ------------------------
  1999...........................................    $25,572
  2000...........................................     22,655
  2001...........................................      9,870
                                                     -------
Total minimum lease payments.....................     58,097
Less amount representing interest................     (8,498)
                                                     -------
Present value of minimum lease payments..........     49,599
  Current portion................................    (20,359)
                                                     -------
  Long-term portion..............................    $29,240
                                                     =======

     The Company also rents its corporate office space under a month-to-month lease arrangement for $809 per month. Rent expense totaled $3,245 and $8,833 for 1997 and 1998, respectively.

NOTE 6 -- PARTNERS' DEFICIENCY AND RELATED PARTY TRANSACTIONS

     The majority of the Company's operating labor is provided by the partners of Areohvee Online Partnership. These partners provide their services at no charge to the Company. The Partnership Agreement allows such partners to take cash distributions at the mutual consent of the other partners. The Company made cash distributions to its partners totaling $25,050 and $63,595 during 1997 and 1998, respectively.

NOTE 7 -- SUBSEQUENT EVENT

     On January 15, 1999, the partners of the Company entered into an exchange agreement with Launch. The exchange agreement calls for the partners of the Company to transfer all of their interests in the Company to Launch in exchange for $301,944 in cash and an aggregate of 875,557 shares of Launch common stock. During 1998, the Company generated revenue from Launch totaling approximately $20,000.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholder of SW Networks Inc.,



     In our opinion, the accompanying balance sheets and the related statements of operations, owners equity and cash flows present fairly, in all material respects, the financial position of SW Networks Inc., (the "Company") at December 31, 1998 and March 31, 1998, and the results of its operations and its cash flows for the nine-month period ended December 31, 1998 and for the year ended March 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



     As discussed in Note 1, the sale of the Company is being negotiated.



     As discussed in or referenced from Note 9, the Company is a member of a group of affiliated companies and, as discussed in the financial statements, has certain transactions and relationships with members of the group.



                                          PricewaterhouseCoopers LLP



New York, New York


March 12, 1999

                                SW NETWORKS INC.



                                 BALANCE SHEETS



                                     ASSETS



                                                    DECEMBER 31,     MARCH 31,
                                                        1998            1998
                                                    ------------    ------------
Current assets
  Cash..........................................    $      1,000    $      1,000
  Accounts receivable (net of allowance for
     doubtful accounts of $145,183 and $28,843,
     respectively)..............................       1,427,133         724,104
  Prepaid expenses..............................          86,454         111,196
                                                    ------------    ------------
     Total current assets.......................       1,514,587         836,300
Property and equipment, net (Note 4)............       1,556,384       1,924,926
                                                    ------------    ------------
     Total assets...............................    $  3,070,971    $  2,761,226
                                                    ============    ============

                         LIABILITIES AND OWNER'S EQUITY
Current liabilities
  Accounts payable..............................    $    174,821    $    163,156
  Accrued expenses..............................         735,161       1,220,118
  Accrued workforce related costs (Note 5)......         302,301         376,435
                                                    ------------    ------------
     Total current liabilities..................       1,212,283       1,759,709
Commitments and contingencies (Note 8)..........              --              --
Owner's equity
  Common stock, par value $.10; authorized 100
     shares; issued and outstanding 100
     shares.....................................              10              10
  Additional paid-in-capital....................      55,033,411      51,743,003
  Accumulated deficit...........................     (53,174,733)    (50,741,496)
                                                    ------------    ------------
     Total owner's equity.......................       1,858,688       1,001,517
                                                    ------------    ------------
     Total liabilities and owner's equity.......    $  3,070,971    $  2,761,226
                                                    ============    ============



        The accompanying notes are an integral part of these statements.

                                SW NETWORKS INC.



                            STATEMENTS OF OPERATIONS



                                                    NINE MONTHS     TWELVE MONTHS
                                                       ENDED            ENDED
                                                    DECEMBER 31,      MARCH 31,
                                                        1998            1998
                                                    ------------    -------------
OPERATING REVENUES
Advertising revenue...............................  $ 4,335,570      $ 4,909,298
  Less: Agency and media rep fees.................    1,509,807        1,737,166
                                                    -----------      -----------
  Net advertising revenue.........................    2,825,763        3,172,132
Other revenues....................................      544,908          449,009
                                                    -----------      -----------
  Total operating revenues........................    3,370,671        3,621,141
                                                    -----------      -----------
Operating Expenses
  Costs of services and products..................    2,785,738        5,636,426
  General and administrative......................    1,584,340        2,492,221
  Selling and marketing...........................      948,830        1,642,148
  Depreciation and amortization...................      485,000          700,346
  Restructuring costs.............................           --        1,427,240
                                                    -----------      -----------
  Total operating expenses........................    5,803,908       11,898,381
                                                    -----------      -----------
Gain on sale of programming rights (Note 3).......           --          125,000
                                                    -----------      -----------
OPERATING LOSS....................................   (2,433,237)      (8,152,240)
Interest expense (Note 9).........................           --          (88,752)
                                                    -----------      -----------
LOSS BEFORE INCOME TAXES..........................   (2,433,237)      (8,240,992)
Income taxes......................................           --               --
                                                    -----------      -----------
NET LOSS..........................................  $(2,433,237)     $(8,240,992)
                                                    ===========      ===========



        The accompanying notes are an integral part of these statements.

                                SW NETWORKS INC.



                     STATEMENT OF CHANGES IN OWNERS' EQUITY



                                PARTNER'S     PARTNER'S
                                 CAPITAL       CAPITAL      COMMON     ADDITIONAL
                                (DEFICIT)     (DEFICIT)      STOCK       PAID-IN     ACCUMULATED    TOTAL OWNERS'
                                   SDR           CPE       PAR VALUE     CAPITAL       DEFICIT         EQUITY
                               -----------   -----------   ---------   -----------   ------------   -------------
BALANCE -- MARCH 31, 1997....  $   729,913   $   729,913      $--      $        --   $         --    $ 1,459,826
Net loss for the period April
  1, 1997 -- October 31,
  1997.......................   (3,382,146)   (3,382,146)                                             (6,764,292)
Merger with and into CPE
  Management Inc. -- November
  1, 1997
  (Note 1)...................    2,652,233     2,652,233       10       43,960,320    (49,264,796)            --
Net loss for the period
  November 1, 1997 -- March
  31, 1998...................                                                          (1,476,700)    (1,476,700)
Capital contributions........                                            7,782,683                     7,782,683
                               -----------   -----------      ---      -----------   ------------    -----------
BALANCE -- MARCH 31, 1998....           --            --       10       51,743,003    (50,741,496)     1,001,517
Net loss for the period April
  1, 1998 -- December 31,
  1998.......................                                                          (2,433,237)    (2,433,237)
Capital contributions........                                            3,290,408                     3,290,408
                               -----------   -----------      ---      -----------   ------------    -----------
BALANCE -- DECEMBER 31,
  1998.......................  $        --   $        --      $10      $55,033,411   $(53,174,733)   $ 1,858,688
                               ===========   ===========      ===      ===========   ============    ===========



        The accompanying notes are an integral part of these statements.

                                SW NETWORKS INC.



                            STATEMENT OF CASH FLOWS



                                                   NINE MONTHS       TWELVE MONTHS
                                                      ENDED              ENDED
                                                DECEMBER 31, 1998    MARCH 31, 1998
                                                -----------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss......................................     $(2,433,237)       $(8,240,992)
  Adjustments to reconcile net loss to net
     cash used for operating activities:
     Depreciation and amortization............         485,000            700,346
     Provision for doubtful accounts..........         116,340             22,655
     Gain on sale of programming rights.......              --           (125,000)
  Decrease (increase) in operating assets:
     Accounts receivable......................        (819,369)          (127,598)
     Other current assets.....................              --            153,424
     Prepaid expenses.........................          24,742            (90,112)
     Other assets.............................              --             21,181
  Increase (decrease) in operating
     liabilities:
     Accounts payable.........................          11,665             88,104
     Accrued expenses.........................        (484,957)          (125,031)
     Accrued workforce related costs (Note
       5).....................................         (74,134)            12,047
                                                   -----------        -----------
NET CASH USED IN OPERATING ACTIVITIES.........      (3,173,950)        (7,710,976)
                                                   -----------        -----------
CASH FLOWS USED IN INVESTING ACTIVITIES
  Additions to property and equipment.........        (116,458)          (196,698)
  Proceeds from sale of programming rights....              --            125,000
                                                   -----------        -----------
NET CASH USED IN INVESTING ACTIVITIES.........        (116,458)           (71,698)
                                                   -----------        -----------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
  Capital contributions (Note 7)..............       3,290,408          7,782,674
                                                   -----------        -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES.....       3,290,408          7,782,674
                                                   -----------        -----------
Net change in cash............................              --                 --
Cash at beginning of period...................           1,000              1,000
                                                   -----------        -----------
CASH AT END OF PERIOD.........................     $     1,000        $     1,000
                                                   ===========        ===========



        The accompanying notes are an integral part of these statements.

                                SW NETWORKS INC.



                       NOTES TO THE FINANCIAL STATEMENTS



1. ORGANIZATION



     SW Networks ("SWN" or the "Company"), a 50/50 general partnership, was equally owned by Sony Digital Radio Inc. ("SDR") and CPE Management Inc. ("CPE"), both indirect, wholly owned subsidiaries of Sony Corporation of America ("SCA"). The primary purpose of SWN was to develop, produce, acquire and distribute advertiser-supported music and entertainment related long-form and network radio programming.



     On November 1, 1997, CPE acquired, from SDR, the remaining 50% interest in SWN. In connection with CPE attaining 100% ownership of SWN, the partnership of SWN was dissolved and its operations were merged with and into CPE. Also on November 1, 1997, Sony Music Entertainment Inc. ("SMEI"), a wholly owned subsidiary of SCA, acquired all of the issued and outstanding common stock of CPE.



     Prior to November 1, 1997, CPE had no assets or operations other than its investment in SWN. CPE, which is now known as SWN, legally changed its name to SW Networks Inc. in January 1999.



     Immediately prior to the above outlined activity the Company adopted a plan to sell and/or discontinue its long-form and twenty-four hour programming, and to restructure its operations. Refer to Note 3 -- Restructuring, for a further discussion of the restructuring activity.



     Subsequent to the restructuring, the Company's primary focus is to develop, produce, acquire and distribute entertainment information/news to radio stations, and more recently to Internet-based entertainment companies. The Company currently provides entertainment information in 10 format-specific genres (e.g., country, adult contemporary, urban) and has over 1,000 agreements to provide content to affiliated radio stations.



     The Company's network of radio station affiliates primarily contracts for information in exchange for commercial broadcast advertising time. The Company then sells the advertising time via a media rep agency. Less than 2% of the total affiliates pay for their content in cash as opposed to exchanging advertising time as described above.



     The Company's reporting and news gathering infrastructure consists of three bureaus located in New York, Los Angeles and Nashville. Information is distributed to the affiliated radio stations via satellite, an ISDN line, or the Internet, as well as through more traditional means.



     In addition, the Company provides various engineering services, mainly comprised of studio rental and CD duplication.



     SMEI is currently negotiating the sale of the Company.

                                SW NETWORKS INC.

2. SIGNIFICANT ACCOUNTING POLICIES



BASIS OF PRESENTATION



     The financial statements are prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



ADVERTISING REVENUES



     The Company's revenues are primarily derived from selling advertising on commercial radio broadcasts. Advertising revenues are recognized, net of agency and media rep fees, when the related advertisement is broadcast. The Company obtains its advertising time in exchange for providing daily music and entertainment news and/or information to its network of affiliated radio stations.



OTHER REVENUES



     Other revenues consist primarily of cash sales of music and entertainment news, studio rental income, CD duplication fees and other ancillary operating income. Revenues are recognized as services are rendered.



COST OF SERVICES AND PRODUCTS



     Costs of developing, producing, acquiring and distributing music and entertainment news consists of mainly workforce related costs (refer to Note 5) and expenses incurred to distribute its content via satellite, an ISDN line, the Internet and other more traditional means. Expenses are recognized as incurred.



ADVERTISING COSTS



     Advertising costs, primarily consisting of print advertisements, are expensed as incurred. These costs, recorded within selling and marketing expense, amounted to approximately $77,000 and $162,000 for the nine-month period ending December 31, 1998 and the year ended March 31, 1998, respectively.



COMPREHENSIVE INCOME



     The Company does not have any items that would be classified as other comprehensive income.

                                SW NETWORKS INC.

PROPERTY AND EQUIPMENT



     Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of additions and improvements are capitalized, while maintenance and repairs are charged to expense when incurred. Depreciation is calculated on a straight-line basis, principally over the estimated useful lives of the related assets ranging from 3 to 7 years.



INCOME TAXES



     Income taxes are provided using the liability method in accordance with the Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 provides that deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to taxable income for that year and the net changes during the year in the Company's deferred tax assets and liabilities. Refer to Note 6 for further discussion of the Company's change in tax status.



CONCENTRATION OF RISK



     As described in Note 1, SWN barters its music and entertainment information and news gathering service in exchange for advertising time with its network of affiliated radio stations. The Company has an exclusive agreement with a media rep agency, which is solely responsible for selling this commercial broadcast time to advertisers and collecting the associated revenues. The risk of uncollected debt is somewhat limited because of the large number of advertisers that comprise the amounts due from the media representative.



     Effective January 1, 1999, the Company changed its media rep agency to another major agency. The new agreement expires on December 31, 1999.



     The Company distributes a majority of its information through a single third party distributor. The distributor provides proprietary software and technical support to the Company and its affiliates, which enables the distribution of programming content electronically. Should the Company lose the ability to distribute its information via this distributor without finding a comparable replacement, the additional cost of distributing via other means could be significant.



3. RESTRUCTURING



     In October 1997, the Company adopted a plan to sell and/or discontinue its long-form and twenty-four hour music programming, and to restructure its operations. As a result of said plan, the Company recorded a liability of approximately $1,427,240 in the third quarter of fiscal 1998 to provide for associated costs. The charge represented approximately $683,100 related to workforce termination costs, $424,040 related to the write-off of leasehold improvements and programming related

                                SW NETWORKS INC.

assets which had no further economic benefit as of the date of the plan and $320,100 related to other costs. Other costs primarily related to the cost of future lease payments attributable to floor space that became idle as a result of the plan, as well as other documented contractual services. Approximately 31 programming, engineering, marketing and administrative members of the workforce were affected by the plan, of which 30 were terminated as of March 31, 1998. The final member was terminated as of December 31, 1998.



     Movements in the restructuring reserve, which is recorded within accrued expenses, were as follows (amounts in thousands):



                                       WORKFORCE      ASSET       OTHER
                                        RELATED     WRITE-OFFS    COSTS     TOTAL
                                       ---------    ----------    -----    -------
Original reserve.....................    $ 683        $ 424       $ 320    $ 1,427
Utilized through March 1998..........     (543)        (424)       (246)    (1,213)
                                         -----        -----       -----    -------
Balance at March 31, 1998............      140           --          74        214
Utilized through December 1998.......     (140)          --         (74)      (214)
                                         -----        -----       -----    -------
Balance at December 31, 1998.........    $  --        $  --       $  --    $    --
                                         =====        =====       =====    =======



     In connection with the Company's restructuring plan, certain long-form programming was sold, resulting in a gain of $125,000 recorded within operating results. None of the assets that were written down within the restructuring charge of $424,040 were related to the programs sold.



4. PROPERTY AND EQUIPMENT



     Property and equipment consists of the following:



                                        DECEMBER 31,   MARCH 31,
                                            1998          1998
                                        ------------   ----------
Machinery & Equipment.................   $2,166,122    $2,166,122
Computer Equipment....................      806,547       803,047
Leasehold Improvements................      753,073       635,923
Furniture & Fixtures..................      248,642       252,834
                                         ----------    ----------
                                          3,974,384     3,857,926
Less: accumulated depreciation and
  amortization........................    2,418,000     1,933,000
                                         ----------    ----------
                                         $1,556,384    $1,924,926
                                         ==========    ==========



5. WORKFORCE



     The Company has no employees. The Company has, historically, contracted for the services of its workforce with Sony Corporation of America or wholly owned subsidiaries of Sony Corporation of America. The associated salary and bonus related costs incurred by these related parties are recharged to the Company based upon actual amounts incurred. The costs of any fringe benefits provided to the workforce by their employer, including any related employee taxes, are charged to the

                                SW NETWORKS INC.

Company based upon estimates of actual amounts incurred. For the nine months ended December 31, 1998 and the year ended March 31, 1998, total workforce charges approximated $2,877,000 and $5,300,000, respectively.



6. INCOME TAXES



     Effective November 1, 1997, the Company changed its tax status from a nontaxable enterprise, a partnership, to a taxable enterprise, a corporation. As a result of the change in tax status, the Company recognized a net deferred tax asset of $2,600,000 and a corresponding valuation allowance for the same amount at the date of change, in accordance with generally accepted accounting principles.



     The Company has been included in consolidated federal, state and local income tax returns filed by SCA. However, the tax benefit/(expense) reflected in the Statements of Operations and deferred tax assets/liabilities reflected in the Balance Sheets have been prepared as if such expense/(benefits) were computed on a separate return basis. The tax losses generated by the Company have been included by SCA in its consolidated net operating loss or used by SCA to reduce its consolidated taxable income. Currently, no tax sharing agreement exists between the Company and SCA. The Company's tax year-end is October 31, in accordance with the SCA tax year-end.



     The Company has $9,376,000 and $6,759,000 of net operating loss carry-forwards as of the nine-month period ended December 31, 1998 and the year ended March 31, 1998, respectively. These losses begin to expire in 2018. A full valuation allowance has been provided against these net operating losses since the Company believes that it is more likely than not that these tax benefits will not be realized. As a result, there is no income tax benefit or expense for the period ended March 31, 1998 and the period ended December 31, 1998.



     A reconciliation of the U.S Federal statutory tax rate to the Company's effective tax rate on income (losses) before income taxes is as follows:



                                                          DECEMBER 31,   MARCH 31,
                                                              1998         1998
                                                          ------------   ---------
Statutory U.S. tax rate.................................       35%           35%
State and local taxes, net of federal benefit...........       11%            2%
Partnership income not subject to tax...................        0%          (29)%
Valuation allowance.....................................      (46)%          (8)%
                                                              ---           ---
Effective tax rate......................................        0%            0%
                                                              ===           ===

                                SW NETWORKS INC.

     The following is a summary of the deferred tax accounts in accordance with SFAS 109:



                                                       DECEMBER 31,    MARCH 31,
                                                           1998          1998
                                                       ------------   -----------
Deferred tax asset:
  Reserves & accrued expenses........................  $   155,400    $   251,500
  Net operating loss carry-forwards..................    4,927,600      3,514,600
                                                       -----------    -----------
     Total gross deferred tax asset..................    5,083,000      3,766,100
Valuation allowance..................................   (4,397,600)    (3,280,400)
                                                       -----------    -----------
                                                           685,400        485,700
                                                       -----------    -----------
Deferred tax (liability):
  Book/tax basis differences in fixed assets.........     (121,600)       (83,600)
  State & Local deferred tax benefit.................     (563,800)      (402,100)
                                                       -----------    -----------
     Total gross deferred tax (liability)............     (685,400)      (485,700)
                                                       -----------    -----------
Net deferred tax asset/(liability)...................           --             --
                                                       ===========    ===========



7. CAPITAL CONTRIBUTIONS



     Net operating losses funded by SCA or SMEI are invested in the Company and have been reflected as additional paid-in-capital in the Statement of Changes in Owners' Equity. As of December 31, 1998 and March 31, 1998, contributed capital approximating $55,033,411 and $51,743,003, respectively, has been invested in the Company. SMEI confirmed their present intention to provide sufficient financial resources to the Company to enable it to meet its obligations as they fall due and to carry on its business without significant curtailment of operations as long as it continues to be a wholly owned subsidiary of SMEI.



8. COMMITMENTS AND CONTINGENCIES



OPERATING LEASES



     The Company leases certain facilities in New York and Nashville under agreements that are classified as operating leases. Future minimum payments in the aggregate, under the aforementioned leases with the initial remaining terms in excess of one year as of December 31, 1998 are as follows:



                                  MINIMUM LEASE PAYMENTS
                                  ----------------------
Three months ended March 31,
  1999..........................        $  269,000
Year ended March 31:
  2000..........................         1,076,000
  2001..........................           365,000
  2002..........................             2,000
Thereafter......................                --
                                        ----------
Total...........................        $1,712,000
                                        ==========

                                SW NETWORKS INC.

     The Company's New York lease expires on July 31, 2000. The lease for the Company's news bureau facility located in Nashville, Tennessee, expires in June 2001. Lease payments are subject to adjustment if real estate taxes exceed certain base levels.



     In connection with the restructuring discussed in Note 3, the Company vacated one floor of its premises in New York. Associated rental expense of $141,300 was included in the restructuring charge for the period November 1, 1997 through March 31, 1998. On April 1, 1998, SCA, or a wholly-owned subsidiary of SCA, effectively assumed the obligation of the lease of this space through July 31, 2000, representing approximately $563,000 of the remaining minimum lease payments outlined above.



     Rental expense for the nine months ended December 31, 1998 and the year ended March 31, 1998 was approximately $576,000 and $1,054,000, respectively. The rental expense for the year ended March 31, 1998 is net of amounts included in the restructuring charge of $141,300.



WORKFORCE AGREEMENTS



     Several key members of the workforce have agreements pursuant to which approximately $683,000 is required to be paid through March 31, 2000.



LITIGATION



     The Company is party to several routine legal claims involving employment matters in the ordinary course of business. Management believes that any liability resulting from these claims will not have a material adverse effect on the Company's financial condition, results of operation or liquidity.



9. RELATED PARTY TRANSACTIONS



     The Company recognized advertising revenues of $98,100 and $22,050 during the nine months ended December 31, 1998 and the year ended March 31, 1998, respectively, in connection with the sale of commercial broadcast time to related companies. Pursuant to the Company's media rep agreement, SWN is not charged for agency or media rep commissions on related party advertisement sales, as there is no sales effort put forth by either the media rep or an advertising agency in connection with these sales.



     Additionally, the Company recognized $100,000 in Other Revenues for the cash sale of entertainment information to a related company during the nine months ended December 31, 1998. The Accounts Receivable balance as of December 31, 1998 includes a $35,000 receivable in connection with the above-mentioned transaction. There are no such transactions or balances in the year ended March 31, 1998.



     Related companies provide various accounts payable and payroll processing services, as well as general corporate and/or support services (e.g., finance, legal,

                                SW NETWORKS INC.

tax) to the Company. The Company is charged for such services based upon allocations applicable to the related charges. For the nine months ended December 31, 1998 and the year ended March 31, 1998, such charges amounted to $227,000 and $166,000, respectively.



     The Company's telecommunication services are provided under a third party agreement entered into with SMEI. The Company is charged amounts based upon actual usage and costs. Telecommunication costs for the nine months ended December 31, 1998 and the year ended March 31, 1998 approximated $178,500 and $288,900, respectively.



     The Company leases office space from a related company on a month-to-month basis. Total rental expense approximated $23,000 and $7,100 for the nine months ended December 31, 1998 and the year ended March 31, 1998, respectively.



     Exclusive of the amounts discussed above, expenses approximating $193,000 were incurred by the Company primarily in connection with CD duplication services rendered by related companies during the year ended March 31, 1998. There were no such expenses incurred during the nine months ended December 31, 1998.



     Through October 31, 1997, the Company was charged interest on its outstanding loan balances from an indirect, wholly-owned subsidiary of SCA. In connection with the merger with and into CPE as discussed in Note 1, all outstanding loan balances and the related accrued interest were converted into contributed capital on November 1, 1997, upon which, interest expense was no longer charged to the Company. Interest expense amounted to $88,752 for the year ended March 31, 1998 based upon an average annual rate of approximately 6%.



     Refer to Notes 1, 5, 7 and 8 for other related party transactions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,400,000 SHARES


                           [LAUNCH MEDIA, INC. LOGO]

                                  COMMON STOCK

                            -----------------------

                                   PROSPECTUS
                            -----------------------

                               HAMBRECHT & QUIST
                          ALLEN & COMPANY INCORPORATED
                     NATIONSBANC MONTGOMERY SECURITIES LLC

                           -------------------------
                                         , 1999
                           -------------------------

     You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

     Until              , 1999, all dealers that buy, sell or trade in our
common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   BACKCOVER




[Image of male youth slouched in a chair with a remote control in his hand.]

Zach watched 1,826 hours of music television last year hoping to discover new music.




                    [Image of recording artist Johnny Lang.]



            [The following phrases are presented in a semi-circle.]

Breaking music news, exclusive artist reviews, free music home pages, album reviews, sound samples, music videos on-demand, buzzing music community, live artist chats, local concert information, special offers and contests, radio play lists.



                                                  You just need to log on






[Image of Launch logo.]           LAUNCH.com

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Launch's Certificate of Incorporation and Bylaws provide that Launch shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, Launch intends to enter into separate indemnification agreements with its directors, officers and certain employees which would require Launch, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. Launch also intends to maintain director and officer liability insurance, if available on reasonable terms.

     These indemnification provisions and the indemnification agreement to be entered into between Launch and its officers and directors may be sufficiently broad to permit indemnification of Launch's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of Launch and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions to be paid by Launch, in connection with this offering. All amounts shown are estimates except for the registration fee and the NASD filing fee.


SEC registration fee........................................  $ 15,218
NASD filing fee.............................................     4,525
Nasdaq National Market listing fee..........................    47,500
Blue Sky fees and expenses..................................    10,000
Printing and engraving expenses.............................   200,000
Legal fees and expenses.....................................   250,000
Accounting fees and expenses................................   250,000
Director and Officer Securities Act liability insurance.....   100,000
Transfer Agent and Registrar fees...........................    10,000
Miscellaneous expenses......................................    12,757
                                                              --------
          Total.............................................  $900,000
                                                              ========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

(a) Since February 1, 1996, Launch has sold and issued the following unregistered securities:


     (1) On March 29, 1996, April 2, 1996 and July 12, 1996, Launch sold an aggregate of 1,580,023 shares of its series C stock to accredited investors including Lee Entertainment L.L.C., Intel Corporation, SOFTBANK Ventures, Inc., Island Trading Co., Inc. and Phoenix Partners III and IV Limited Partnerships, for an aggregate of $7,505,111.


     (2) On May 23, 1997, Launch issued a convertible subordinated promissory note in the amount of $1.5 million to an accredited investor, Digital Ventures Limited, an affiliate of Arts Alliance.


     (3) In September 1997, Launch entered into a financial advisory services letter agreement with Allen & Company Incorporated, pursuant to which Allen & Company Incorporated provides financial advisory services to Launch. Pursuant to this letter agreement, Launch issued Allen & Company Incorporated warrants to purchase 292,704 shares of common stock in September 1997 and 287,501 shares of common stock in May 1998, each at an exercise price of $1.25 per share. Of these, warrants to purchase 35,709 shares of common stock are not exerciseable until the warrants held by NBC Multimedia, Inc. and General Electric Capital Corporation become exerciseable. In connection with further services provided by Allen & Company Incorporated in connection with Launch's sale of series D stock in February 1998, Launch paid $315,000 to Allen & Company Incorporated. The financial advisory services letter agreement expires on September 8, 2000.


     (4) On November 7, 1997, November 12, 1997 and November 20, 1997, Launch issued four convertible subordinated promissory notes in the aggregate amount of $1.0 million to the following accredited investors: Phoenix Partners III and IV Limited Partnerships, Island Trading Co., Inc. and Middlefield Ventures, Inc., an affiliate of Intel Corporation.


     (5) On February 27, 1998 and May 29, 1998, Launch sold an aggregate of 3,345,227 shares of its series D stock to the following accredited investors: Phoenix Partners III and IV Limited Partnerships, Intel Corporation, General Electric Capital Corporation, NBC Multimedia, Inc., Avalon Technology LLC and two affiliates of Arts Alliance, Digital Ventures Limited and Goran Enterprises Limited, for aggregate consideration of $25,535,323 of which $18,501,168 was paid in cash, $3,534,155 represented cancellation of indebtedness and $3,500,000 represented strategic alliance and licensing and development rights. In addition, on February 27, 1998, Launch issued warrants to purchase 448,437 shares of its series D stock to two accredited investors -- General Electric Capital Corporation and NBC Multimedia, Inc.



     (6) From inception to February 28, 1999, Launch issued (a) options to purchase an aggregate of 342,899 shares of common stock under the 1994 stock option plan, of which options to purchase 23,562 shares have been exercised and (b) options to purchase an aggregate of 600,200 shares of common stock under the 1998 stock option plan, of which options to purchase 1,295 shares have been exercised.



     (7) On February 15, 1999, Launch entered into a note purchase agreement in which it agreed to issue convertible subordinated promissory notes to Avalon Technology LLC, an 7.6% stockholder, and Goran Enterprises Limited, a 11.2% stockholder, for an aggregate purchase price of $1.5 million. The notes accrue interest at 8.5% per annum from the issuance date and are due February 29, 2000. The notes automatically convert into shares of Launch stock upon the earlier of (a) Launch's consummation of an initial public offering with a sales price per share of at least $10.00 and aggregate gross proceeds to Launch of at least $15.0 million, (b) an acquisition transaction in which the stockholders of Launch prior to such transaction own less than 50% of the voting securities of the surviving entity after such transaction or (c) February 29, 2000. If Launch consummates an initial public offering prior to August 31, 1999, the notes and any accrued interest thereon automatically convert to common stock at a per share price equal to 80% of the initial public offering price per share. If Launch does not consummate an initial public offering by August 31, 1999, then, at the option of the holder which may be exercised at any time between August 31, 1999 and February 29, 2000, the notes and any accrued interest thereon are convertible into series D stock at a per share price equal to $7.65. If the conversion occurs in connection with an acquisition transaction, the notes and any accrued interest thereon automatically convert to series D stock at a per share price equal to $7.65.



     (8) On February 26, 1999, pursuant to an exchange agreement, Launch issued an aggregate of 875,556 shares of its common stock to the following partners of AreohveeOnline Partnership: Gregory Morrow, Peter Gorla, G. Scott Barrett, Anthony Alfaro, D. Scott Kosch and Tiffany Faircloth, in partial consideration for the acquisition of such partners' interests in the partnership. In addition, on the same date and pursuant to the exchange agreement, the securityholders of Launch's predecessor corporation exchanged all of their issued and outstanding common stock, preferred stock, options to purchase common stock and warrants for equal amounts of common stock, preferred stock, options to purchase common stock and warrants in Launch.



     (9) On March 24, 1999, Launch entered into a stock purchase agreement with Sony Music Entertainment Inc., SW Holdings Inc. and SW Networks Inc. in which Launch agreed to issue shares of its common stock valued at $1.0 million to Sony Music Entertainment Inc., in connection with Launch's acquisition of SW Networks Inc.


     There were no underwriters employed in connection with any of the transactions set forth in Item 26.

     For additional information concerning these equity investment transactions, please see the section entitled "Certain Transactions" in the prospectus.


     The issuances described in Items 26(a)(1) through 26(a)(7) and 26(a)(9) were deemed exempt from registration under the Securities Act in reliance on

Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The issuances described in Item 26(a)(8) were deemed exempt from registration under the Securities Act in reliance on Section 3(a)(10) of the Securities Act. Certain issuances described in Item 26(a)(7) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about Launch or had access, through employment or other relationships, to such information.


ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


    EXHIBIT
    NUMBER                     DESCRIPTION OF DOCUMENT
    -------                    -----------------------
     1.1     Form of Underwriting Agreement.
     2.1*    Exchange Agreement by and among Launch, New Launch Media and various partners of AreohveeOnline Partnership d.b.a.
             Musicvideos.com dated January 15, 1999.
     3.1     Second Amended and Restated Certificate of Incorporation of
             Launch (formerly 2Way Media, Inc.)
     3.2     Amended and Restated Bylaws of Launch.
     4.1*    Second Amended and Restated Investors Rights Agreement dated
             February 27, 1998, as amended to date.
     4.2*    Second Amended and Restated Co-Sale Agreement dated February
             27, 1998, as amended to date.
     5.1     Opinion of Gray Cary Ware & Freidenrich LLP.
    10.1*    1994 Stock Option Plan.
    10.2     1998 Stock Option Plan.
    10.3     1999 Employee Stock Purchase Plan.
    10.4*    Form of Indemnity Agreement.
    10.5*++  Strategic Alliance Agreement between Launch and NBC
             Multimedia, Inc. dated February 26, 1998.
    10.6*++  NBC-IN Content Provider Agreement between Launch and NBC
             Multimedia, Inc. dated February 26, 1998.
    10.7*++  Architectural Development and Assistance Agreement between
             Launch and Intel Corporation dated November 13, 1998.
    10.8*++  Software License and Development Agreement between Intel
             Corporation and Launch dated as of February 27, 1998.
    10.9*++  Anchor Tenant Agreement by and between America Online, Inc.
             and Launch dated as of February 1, 1998
    10.10*   Standard Industrial/Commercial Multi-Tenant
             Lease -- Modified Net between Pennsylvania Group, Ltd. and
             The Welk Group, Inc. dated August 1, 1997.
    10.11*   American Industrial Real Estate Association Standard
             Sublease between The Welk Group, Inc. and Launch dated April
             14, 1998.

    EXHIBIT
    NUMBER                     DESCRIPTION OF DOCUMENT
    -------                    -----------------------
    10.12    Standard Form of Office Lease between Cityspire Centre
             L.L.C. and Intershoe, Inc. dated January 22, 1997.
    10.13*   Sublease Agreement between Intershoe, Inc. and Launch dated
             October 1998.
    10.14*   Securities Purchase Agreement dated February 27, 1998, as
             amended to date.
    10.15*   Warrant to Purchase Series D Preferred Stock issued to NBC
             Multimedia dated February 27, 1998.
    10.16*   Warrant to Purchase Series D Preferred Stock issued to
             General Electric Capital Corporation dated February 27,
             1998.
    10.17*   Warrant Certificate issued to Allen & Company Incorporated dated September 8, 1997, as adjusted May 29, 1998.
    10.18*   Note Purchase Agreement by and among Avalon Technology LLC,
             Goran Enterprises Limited and Launch dated as of February
             15, 1999.
    10.19    Financial Advisory Services Letter Agreement between Launch and Allen & Company Incorporated dated September 8, 1997.
    10.20    Fee Agreement between Launch and Allen & Company
             Incorporated dated September 8, 1997.
    10.21    Employment Agreement between Launch and Jeffrey Mickeal
             dated April 10, 1995.
    10.22++  Stock Purchase Agreement between Launch, SW Networks Inc.,
             SW Holdings Inc. and Sony Music Entertainment Inc. dated
             March 24, 1999.
    21.1     Subsidiaries of the Registrant.
    23.1     Consent of PricewaterhouseCoopers LLP, Independent
             Accountants.
    23.2     Consent of Moss Adams LLP.
    23.3     Consent of PricewaterhouseCoopers LLP, Independent
             Accountants.
    23.4     Consent of Gray Cary Ware & Freidenrich LLP (included in
             Exhibit 5.1).
    24.1     Power of Attorney (included on page II-4).
    27.1     Financial Data Schedule (EDGAR filed version only).


-------------------------

  * Previously filed with the Registrant's Registration Statement on Form SB-2 (File No. 333-72433) on February 16, 1999.



 + To be filed by amendment.


++ Confidential Treatment has been requested for certain portions of this agreement.

ITEM 28. UNDERTAKINGS

     Launch hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.


     Insofar as indemnification by Launch for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Launch pursuant to the provisions described in Item 24 above or otherwise, Launch has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Launch of expenses incurred or paid by a director, officer, or controlling person of Launch in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Launch will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Launch hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Launch pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, Launch certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Santa Monica, State of California, on the 30th day of March, 1999.


                                          LAUNCH MEDIA, INC.


                                          By:         DAVID B. GOLDBERG*

                                             -----------------------------------
                                              David B. Goldberg
                                              Chief Executive Officer


     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                   SIGNATURE                                 TITLE                   DATE
                   ---------                                 -----                   ----
               DAVID B. GOLDBERG*                 Chief Executive Officer and   March 30, 1999
------------------------------------------------      Director (Principal
               David B. Goldberg                       Executive Officer)

               ROBERT D. ROBACK*                     President and Director     March 30, 1999
------------------------------------------------
                Robert D. Roback

              JEFFREY M. MICKEAL*                 Chief Financial Officer and   March 30, 1999
------------------------------------------------      Secretary (Principal
               Jeffrey M. Mickeal                   Financial and Accounting
                                                            Officer)

                THOMAS C. HOEGH*                            Director            March 30, 1999
------------------------------------------------
                Thomas C. Hoegh

                SERGIO S. ZYMAN*                            Director            March 30, 1999
------------------------------------------------
                Sergio S. Zyman

               RICHARD D. SNYDER*                           Director            March 30, 1999
------------------------------------------------
               Richard D. Snyder

           *By /s/ JEFFREY M. MICKEAL
 ---------------------------------------------
                  Jeffrey M. Mickeal,
                    Attorney-in-Fact

                                 EXHIBIT INDEX


    EXHIBIT
    NUMBER                     DESCRIPTION OF DOCUMENT
    -------                    -----------------------
     1.1     Form of Underwriting Agreement.
     2.1*    Exchange Agreement by and among Launch, New Launch Media and various partners of AreohveeOnline Partnership d.b.a.
             Musicvideos.com dated January 15, 1999.
     3.1     Second Amended and Restated Certificate of Incorporation of
             Launch (formerly 2Way Media, Inc.).
     3.2     Amended and Restated Bylaws of Launch.
     4.1*    Second Amended and Restated Investors Rights Agreement dated
             February 27, 1998, as amended to date.
     4.2*    Second Amended and Restated Co-Sale Agreement dated February
             27, 1998, as amended to date.
     5.1     Opinion of Gray Cary Ware & Freidenrich LLP.
    10.1*    1994 Stock Option Plan.
    10.2     1998 Stock Option Plan.
    10.3     1999 Employee Stock Purchase Plan.
    10.4*    Form of Indemnity Agreement.
    10.5*++  Strategic Alliance Agreement between Launch and NBC
             Multimedia, Inc. dated February 26, 1998.
    10.6*++  NBC-IN Content Provider Agreement between Launch and NBC
             Multimedia, Inc. dated February 26, 1998.
    10.7*++  Architectural Development and Assistance Agreement between
             Launch and Intel Corporation dated November 13, 1998.
    10.8*++  Software License and Development Agreement between Intel
             Corporation and Launch dated as of February 27, 1998.
    10.9*++  Anchor Tenant Agreement by and between America Online, Inc.
             and Launch dated as of February 1, 1998
    10.10*   Standard Industrial/Commercial Multi-Tenant
             Lease -- Modified Net between Pennsylvania Group, Ltd. and
             The Welk Group, Inc. dated August 1, 1997.
    10.11*   American Industrial Real Estate Association Standard
             Sublease between The Welk Group, Inc. and Launch dated April
             14, 1998.
    10.12    Standard Form of Office Lease between Cityspire Centre
             L.L.C. and Intershoe, Inc. dated January 22, 1997.
    10.13*   Sublease Agreement between Intershoe, Inc. and Launch dated
             October 1998.
    10.14*   Securities Purchase Agreement dated February 27, 1998, as
             amended to date.
    10.15*   Warrant to Purchase Series D Preferred Stock issued to NBC
             Multimedia dated February 27, 1998.
    10.16*   Warrant to Purchase Series D Preferred Stock issued to
             General Electric Capital Corporation dated February 27,
             1998.
    10.17*   Warrant Certificate issued to Allen & Company Incorporated dated September 8, 1997, as adjusted May 29, 1998.
    10.18*   Note Purchase Agreement by and among Avalon Technology LLC,
             Goran Enterprises Limited and Launch dated as of February
             15, 1999.
    10.19    Financial Advisory Services Letter Agreement between Launch and Allen & Company Incorporated dated September 8, 1997.

    EXHIBIT
    NUMBER                     DESCRIPTION OF DOCUMENT
    -------                    -----------------------
    10.20    Fee Agreement between Launch and Allen & Company
             Incorporated dated September 8, 1997.
    10.21    Employment Agreement between Launch and Jeffrey Mickeal
             dated April 10, 1995.
    10.22++  Stock Purchase Agreement between Launch, SW Networks Inc.,
             SW Holdings Inc. and Sony Music Entertainment Inc. dated
             March 24, 1999.
    21.1     Subsidiaries of the Registrant.
    23.1     Consent of PricewaterhouseCoopers LLP, Independent
             Accountants.
    23.2     Consent of Moss Adams LLP.
    23.3     Consent of PricewaterhouseCoopers LLP, Independent
             Accountants.
    23.4     Consent of Gray Cary Ware & Freidenrich LLP (included in
             Exhibit 5.1).
    24.1     Power of Attorney (included on page II-4).
    27.1     Financial Data Schedule (EDGAR filed version only).


-------------------------

   * Previously filed with the Registrant's Registration Statement on Form SB-2 (File No. 333-72433) on February 16, 1999.


 + To be filed by amendment

++ Confidential Treatment has been requested for certain portions of this agreement.